11/27



06019314

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME OJSC Kuzbassenergo

*CURRENT ADDRESS #30, Kuznetsky prospect
OSP-2, Kemerovo, 650000
Russian Federation

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

FILE NO. 82- 4633 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DATE: 12/18/06

82-4633
IAR/S
12-31-05

Paragraph 1. CHAIRMAN OF THE BOARD OF DIRECTORS ADRESSES TO SHAREHOLDERS OF THE COMPANY

Dear Shareholders!

The last year the Company came into the quality new stage of its development: power system reforming was approved by the extraordinary general meeting of shareholders dd. the 30th of December 2005. Also in the year 2005 the Board of Directors and the Company's management fulfilled their functions responsibly and effectively providing timely and efficient adoption of optimal and necessary management decisions taking into account the Company's , shareholders and of all persons interests interested in effective activity of the Company.

The Board of Directors defining priorities of the Company's activity course approved the business plan for the year 2005, investment program, control figures of cashflow and its fulfillment report, examined questions on social and ecological politics, also management of nonspecialized assets , of subsidiaries and affiliated companies, provided the reforming program performance.

The Board of Directors defined as one of priority tasks of the Company the no-break and reliable energy supply of electric and power energy consumers. The Company as a result of preparatory works for winter season 2005-2006 was recognized as one of the best companies composed the RAO "UES of Russia" holding.

Having fulfilled the Board of Directors decisions the team of managers together with high skilled labour staff of the Company has achieved significant economic and financial results.

By the decision accepted at the general meeting of shareholders spent the 30th of December 2005 a decision on dividends pay off over the results of 9 months of the year 2005 was made, also the Company's capitalization increased.

For today we on many parameters are one of power leaders of Russian Federation.

In the process of organization of the Board of Directors work we always take into account our shareholders and labour staff interests, also of other persons interested in efficient activity of the Company. We make maximum efforts to stable work of the Company in any circumstances.

Chairman of the Board of Directors **A.A. Vagner**
of JSC "Kuzbassenergo"

GENERAL DIRECTOR, CHAIRMAN OF THE MANAGEMENT BOARD ADDRESSES TO SHAREHOLDERS

Dear Shareholders!

The year 2005 was a year of our Company's reforming.

The State in the year 2005 defined a long-term outlook of development and reforming of state energy power in whole. Major principles of a tariff policy according to which the tariffs for heat and electricity approved not less than for one year that has underlain restriction and stabilization of tariffs for consumers were the same.

The process of creation of eclectic power and capacity's free market developed. In 2005 the reporting reform of Russian enterprises, transition to international accounting standards aimed to provide an openness and transparency of Russian companies for shareholders and investors understanding kept on.

This objective processes defined in many respects conditions and results of the Company's activity in the reporting period.

The major event in the Company's life is the decision accepted by the extraordinary general meeting dd. 30.12.2005, on the company's reorganization by way of segregation of the following companies: "Kuzbassenergo – regional electricity supplying company"; "Kuzbass energy distributing company", "Main power lines of Kuzbassenergo"; "West Siberian TETs", South Kuzbass GRES", also approval of the dividing balance.

All segregated companies shall to be created as joint stock companies, authorized capital of newly created companies is distributed between the Company's shareholders in proportion to the Company's authorized capital dividing except "West –Siberian TETs" and "South Kuzbass GRES' whose authorized capital is divided according to the special principle for the purposes of forming of the Territorial Generating company №12) , the segregating companies are invested with assets enough for effective production and financial activity.

After the segregation process termination the Company will be exercise only such activity concerned energy production and trade at the wholesales market , also through the direct contracts.

Decision making on reforming became possible due to accounting of interests of all interested persons: State, Public authorities, Kemerovo regional administration, local authorities, the Company's shareholders and his labour stuff, commercial and financial partners of the Company, his creditors.

At the industrial activity the Company stayed one of the leaders of Russian energy branch. In 2005 the Company took sixth place on capacity and fifth on volume of energy output to the consumers.

In the balance of energy output by heat plants of Siberian region the Company's share exceeded 30%. Generating capacity provided about 85% of electric power consumption in the region. Geographical situation of our heat plants is near to mining enterprises granted to our energy system benefits in production net cost reduction: net cost of heat power was in 2-3 times cheaper then heat power outputted by boiler –houses. In 2005 was remarkable putting into operation of boiler №16 at the Kemerovo GRES with steam capacity equal to 420 t/h.

In our energy system this is the first modern gasproof and more environmentally safety aggregate provided with automated control system of technological process.

The largest reconstruction of the boiler №9 at the West-Siberian TETs was finished, which allowed improving its ecological characteristics by pollutant emissions decreasing.

The Company was rewarded with the diplomas of the II International scientific-practical conference – exhibition "Ecology in energetics -2005" for application of ecology-saving technologies to production.

As a result of successful industrial activity, due to well-coordinated work of all labour stuff of the Company all programs concerned equipment repair, technical reequipment and capital construction were fulfilled

The Kuzbass energy system was successful prepared for winter season, also normative fuel reserve was provided. In 2005 the working output of electric power was 22960,4 milliards kw/h – 13007407 Gcal (except consumers switched to FOREM). Income

Income from realization of produced electricity and heat energy was 19,8 milliard roubles.

Totally the plan of energy realization was implemented by 100,6%.

Over the results of the year 2005 our Company traditionally was recognized as one of the best energy companies in the RAO "UES of Russia" holding. Well organized during the year energy supplying activity provided the plan execution on realization and payments for electric and heat energy, that ensured forming of income part of the budget.

In pricing the Company as usual suffered problems. For the purposes of heat and electric power tariff stabilization they are approved for a year and are not subject to re-examination during the year, i.e. nor inflation processes in the State nor increasing of price for raw materials and goods are not subject to accounting.

As before the problem of cross financing under continuing exit of the largest consumers of Kemerovo region to the free energy market is actual. As a result of decisions accepted by the regional energy committee of Kemerovo region difference between the rates for heat and electric power fixed for wholesale resellers and final consumers increased.

Having fulfilled this decision the Company supplied wholesale resellers of electricity at the rate not covering our expenses. Actually redistribution of financial resources of the Company in favor of monopolists – producers of raw materials and goods, reseller companies was as before through the system of tariffs in the year 2005 .

Nevertheless, under conditions of complex rate formation the Company carried out valuable day-to-day activity but also timely fulfilled financial liabilities arisen after signing of amicable agreement with creditors under the issue from bankruptcy in 2001.

Totally

The total amount of tax payments was 3,4 milliard roubles in 2005. Accounts payable was decreased for 1 554 million roubles, net income over the results of the year 2005 amounted RUR 554,8 millions.

High financial figures of the Company allowed to accept decision on payment of dividends over the results of activity within 9 months of 2005 in amount of RUR 0,670461 for one ordinary share (total amount of dividends was more then 406 millions of roubles).

Important event in the year 2005 was participation in free sector of wholesales energy market which was launched in the Siberian region since the 1st of May, our Company is one of few companies able to act at this market as customer and seller.

Such uniqueness allows to take a significant economical effect. In 2005 the Company was recognized as one of more successful companies if the Russian electric power industry between the participant of free wholesales energy market.

Our Company became the winner between the enterprises who had purchased large volume of electric power, also it was distinguished between the best at once in two from fourteen nominations of the competition spent by Not profit partnership "Administrator of trade system" with assistance of the Ministry of industry and energetic and of RAO "UES of Russia".

The 20th of October 2005 the Company proceeded to business in the balancing segment of wholesales energy (capacity) market of transition, i.e. balancing market. Large spade- work preceded the auction beginning in this sector . I.e. setting up of telemetry channels and communication for operative control over the working regimes of electric plants was made, also together with the Kuzbass DRU the special software support was mounted, labor stuff of the Company passed the special training. Major purpose of the balancing market creation is economy effective load of generating capacities.

Now all regimes of our electric plants are under supervision of the Sysop and market participants. Actually since the year 2005 the Company's generation came into competitive market with generating plants of Russia.

Our Company is a Holding Company whose key factors are investment appeal increasing, rights protection of shareholders and labour staff, continuous improving of principles and methods of corporate and operative governance, openness of the company and readiness to any changes and constructive dialogue with all groups of interested persons.

As a result of our work was increasing of capitalization of the company in 2005 from 412,7 million to 964,1 million USA dollars.

The year 2006 will be a critical year , i.e. the Company's reforming will be finished. Also competitive rate forming in energy output will start working. The Kuzbass generation is ready to competition and able to realize his advantages.

General Director,
Chairman of the Management Board
of JSC "Kuzbassenergo" **S.N. Mikhailov**

Operating results of the Company

operating results	unit	2003	2004	2005	deviation from last year; %
Electricity produced by power plants	million kwh	24866,8	22780,3	25112,3	+10,2
Electricity generated by station bus	million kwh	22361,5	20415,3	22562,8	+9,5
Heat generated to consumers	thousand Gcal	14653,6	14233,5	13909,6	-2,3
***Specific* weight of electricity to auxiliary :**	.				
- electricity production	%	7,64	7,75	7,82	0,07
- heat generation	Kwh/Gcal	41,61	42,33	42,44	0,11
Specific weight of fuel for production:					
- electricity production	G/kwh	362,65	363,11	363,26	0,15
- heat generation	cG/Gcal	150,72	149,43	148,91	-0,52
Fuel consumption for production, total	thousand t.s.f.	10318,0	9540	10267,4	+7,1
Including - coal	%	91,1	90,69	92,67	+1,98
natural gas	%	4,9	5,33	4,12	-1,21
coke gas	%	2,7	2,73	2,55	-0,18
blast-furnace gas	%	0,9	0,82	0,11	-0,71
mazout	%	0,45	0,43	0,55	+0,12
- saving/+electricity consumption overrun for auxiliary from standard	thousand kwh	-11863	-17184	-22179	22,5
-saving/+overrun of fuel from standard	t.s.f.	-11127	-13028	-14372	9,4

Major technical figures of the Company

	Operative results	Unit	2003	2004	2005
1.	installed electric capacity, including isolated generating plants /of the Company (by the end of year)	Mwtt	4954/ 4792	4959 / 4797	4939 / 4777
2.	Installed heat capacity total/ including plants and ZVK (by the end of year)	Gcal/h	8627,5/ 6995,5	8569,5 / 6937,5	8628,5 / 6996,5
3.	Steam capacity of boilers total/ including of the Company	t/h.	27455 / 25205	27370 / 25120	27790 / 25540
4.	Quantity of boilers, total of the Company	pieces	67 / 59	67 / 59	66 / 58
5.	Quantity of boilers, total / including of the Company	pieces	101 / 88	100 / 87	101 / 88
5.1	Quantity of water boilers, total / including if the Company	pieces	10 / 4	10 / 4	10 / 4
5.2	Quantity of steam boilers of heat supply	pieces	2 / 2	2 / 2	2 / 2
6.	Heat network's spread	km	570	570	570
6.1	Heat network regions number	pieces	10	10	10
7.	Spread of overhead transmission line 0,4-500 kw	km	31 588	31 461	31 598
7.1	Substation's number 35-500 kw	pieces	240	240	253
7.2	Transformer capacity	MWA	22398	22449	22828

Major financial and economic figures of the Company

№	Figures	Unit	2005 plan	2005 fact	Deviations	
					Absolute	Relative
1	ROE (return on capital)	%	1,80%	1,99%	0,19%	10,56
2	Limit of operating costs	Thousand RUR	11 794 057	12 216 636	422 579	3,58
	Figures of capital operation efficiency					
1	Profit on stock (EPS)	RUR	0,80	0,90	0,10	12,50
2	Dividends	Million RUR	406,40	406,40	0,00	0,00
2.1.	Dividend's amount for one ordinary stock	RUR	0,70	0,70	0,00	0,00
	Company' capitalization *	Million RUR	27 591,80	27 749,80	158,00	0,57
	Financial figures					
3	Sales profitability	%	11%	11%	0,00%	0,00
4	ROTA	%	2,57%	-0,13%	-2,70%	-105,06
5	Coefficient of autonomy		0,8	0,8	0,00	0,00
6	Coefficient of time liquidity		0,8	0,5	-0,30	-37,50
7	Ratio of accounts receivable and accounts payable		0,8	0,5	-0,30	-37,50
	Financial figures					
8	Market share	%				
9	Losses of electric power, including	%	7,30%	7,00%	-0,30%	-4,11
9.1	technological	%	7,30%	7,00%	-0,30%	-4,11
9.2	commercial	%	0	0		
10	Losses of heat power	%	6,40%	6,50%	0,10%	1,56
11	Fuel component of output 1kwh of electric power	kopeck/kwh	25,8	24,5	-1,30	-5,04
12	Fuel component of output of 1Gcal of heat power	RUR/Gcal	113,04	117,42	4,38	3,87
13	Coefficient of fixed capacity using	%	30,6			
	Economical figures					
14	Operating costs for unit of adduction effective output	kopeck/kwh	30,60	32,10	1,50	4,90
15	Conditionally-stable costs for the fixed electric capacity exploitation	Thousand rubles /Mwt				
16	Conditionally-stable costs for the fixed heat capacity exploitation	Thousand rubles/ Gcal/h				
17	Expenses on one RUR of profit	RUR/RUR	0,89	0,89	0,00	0,00
18	Interlist population	man	9 768,00	9 445,00	-323,00	-3,31
19	Adduction effective output for 1 worker of interlist number	Tthousand kwh/man	328,40	336,10	7,70	2,34
20	FOT/ Interlist number	RUR/man	13 724,60	14 024,20	299,60	2,18
21	Profit from sale of goods, services, works for 1 worker of interlist number	Thousand rubles/man.	166,30	175,10	8,80	5,29
22	Volume of profit from sales for 1 worker of interlist number	Thousand rubles/man	19,10	18,90	-0,20	-1,05

1.2. Results of investment activity

In 2005 the objects of launching complex (at minimal scheme) of working project "Kemerovskaya GRES (enlarging) were putted into operation. Boiler set of st. №16 with steam boiler set of type E-420-13,8-550 KGZh (model TP-87M) updated to nominal steam capacity equal to 420 t/h.

Act of the object terminated by construction under the form KS-14 approved by general director of JSC "Kuzbassenergo" 17.12.2005 with the sum of capital assets equal to RUR 907,5 millions.

1.3. The Company's participation in the branch reforming.

In the last 2005 year within the strategic development of the Company special attention was gave to reforming problem defined as one of priority trends of the Company's activity. The Board of Directors of RAO "UES of Russia" approved the schedule of the Company's reforming providing for segregation (besides of JSC "Kuzbassenergo – regional electric network company", JSC "Kuzbass energy supply company", JSC "Main power lines of Kuzbassenergo") JSC "West – Siberian TETs" and JSC "South-Kuzbass GRES". In the future it's foreseen an acquisition of generating and heat network assets of JSC "Altayenergo".

In July 2005 the Board of Directors of the Company fixed the essential conditions for reforming, and accepted decision to proceed to reforming of the Company in part of dividing under the type of activity by way pf reorganization on a form of segregation.

The 30th of December 2005 the General meeting of shareholders was held according to whose decision the following companies shall to be segregated from the Company:

- JSC "Kuzbassenergo – regional electric network company";
- JSC "Kuzbass energy supply company";
- JSC "Main power lines of Kuzbassenergo";
- JSC "West –Siberian TETs";
- JSC "South-Kuzbass GRES".

In 2005 the work with not specialized assets of the Company according to the Register of not specialized assets and Major approaches on termination of participation in not specialized types of activity approved by the Board of Directors of the Company continued.

1.4. Corporate Governance in the Company in the reporting period, measures on compliance of shareholder's rights and interests.

In the year 2005 the Company undeviatingly followed all principles of the corporate governance stipulated by the Corporate Governance Code approved by Federal Committee on the securities market of RF:

1) Assurance shareholders a real opportunity to exercise their rights concerned participation of the Company by way of strict differentiation of competence of the superior management bodies granting to shareholders of real opportunity to determine major trends of the Company's activity through the shareholders meetings and the Board of Directors;

2) Equal attitude to shareholders holding equal number of stocks of the same type (category);

3) Strategic governance the Company's activity by the Board of Directors and control by Board of Directors over the executive bodies of the Company and accountability on the part of the Board of Directors to shareholders.

During the year 2005 the Board of Directors of the Company approved business plan of the Company, cashflow, annual complex program on purchases, limits of debt position, credit policy of the company, investment program; annual report on the Company's activity, annual accounting report shall to be examined and approved by the general meeting of shareholders of the Company.

Within all the year 2005 the Board of Directors of the Company regularly examined the report of the general director on the Company's activity, on execution of decisions accepted by the general meetings of shareholders and by the Board of Directors.

4) Granting to the executive bodies of the Company of a possibility to manage the daily activity of the Company reasonable and faithfully, only in the interests of the Company, also accountability of the executive bodies to the Board of directors of the Company and his shareholders, including by way of motivation of the top managers of the Company aimed to maximum profit earning in the interests of shareholders;

5) Timely disclosure of full information on the Company, including the company's financial and economic situation, property structure and governance aimed to ensure an opportunity to approve reasoned decision by shareholders of the Company and by investors. During the year 2005 the Company in full volume disclosed all information in accordance with the Federal Law "On Joint Stock Companies", of The Federal Service on financial markets of RF also of the Federal Antimonopoly Service of RF rendered information to the Company's shareholders and to all interested persons in good time.

6) Accounting of provided by the legislation legal rights of interested parties, including the Company's personnel and encouragement of active co-operation of the company with interested parties. During the year 2005 the Company strictly followed the terms and provisions of the labor code, developed and spent corporate sportive and public actions, granted a beneficent and sponsor assistance in the Kemerovo region.

7) Effective control over financial and economic activity of the Company aimed to protect rights and legal interests of shareholders. The Company has supervision authorities, i.e. revision committee and auditor, elected by the general meeting of shareholders. Revision committee and auditor spent checking of financial and economic activity of the Company over the results of 9 months and of the fiscal year, their reports and recommendations are subject to regularly examination by the Board of Directors of the Company and by the general meeting of shareholders of the Company.

1.5. Tasks of the Company for the next year (Short review)

Major tasks of the Company in the year 2006 on reforming are reorganization termination, prepare for sale of stocks of JSC "West-Siberian TETs" and JSC "South-Kuzbass GRES", also adoption of essential organizational, technological, tariff-balance and financial economic decisions.

Nowadays the project of TGK-12 creation is prepared. Particularly, at the first stage creation of JSC "TGK-12" with 100% chartered capital of RAO "UES of Russia" is provided.

Then through the money terms loan of the Company received due to sale of stocks belonging to JSC "West-Siberian TETs" and JSC "South-Kuzbass GRES" generating assets of JSC "Altayenergo" will be purchased Then by way of joining of JSC 'TGK-12" to the Company energy system reorganization will be terminated. After reforming process three new subjects will be appeared in the region: Territory-generating Company №12 (TGK-12), JSC "Kuzbassenergo – regional electric network company", JSC "Kuzbass energy supply company". TGK -12 will join six electric plants of the Kuzbass and three TETS of Altay. Strategic task is to realize natural competitive advantages of TGK-12, also profit earning and development of generation of two regions of the West Siberia.

Besides of project on creation of TGK-12 the Company developed also the projects of Articles of Association of the segregated companies which were sent to coordination by the Board of Directors.

According to the reforming plan, the 18th of May 2006 is planned holding of shareholders meetings of all five segregated companies where their Articles of Association will be approved, also management bodies and revision committees will be elected. Until the 1st of July 2006 the newly created companies must finish the State registration as legal entities. Also one of the major tasks of the Company for the year 2006 will bee execution of decisions of general meeting of shareholders dd. the 30th of December 2005 in part of economic grounded distribution of property and liabilities of the Company between the newly creating companies for the purposes of their financial situation stabilization.

In 2006 work under the Conception on development of electric and heat power in Kemerovo region till the year 2010 and in perspective till the year 2015 will be finished.

The Conception is developed by the specialists of the Company, ODU of Siberia, representative by Kemerovo regional Administration, also by the scientists of the Coal Institute of Siberian department of Academy of Sciences of Russia.

Conception's purpose is creation of accurate, transparent development strategy of heat and electric power in future taking into consideration the forecasted balances on power consumption increasing in the region. The conception provides for not only maintenance of existing energetics capacity in the region, but also application of the new. It is necessary because till the years 2008-2009 energy consumption in the Kemerovo region will be at the level of the years 1989-1990 (peak of consumption). The conception provides for some priority trends: development of energy generating economy, development of heat supply and enlarging of heat market, development of electric network economy as inside the region as by way of enlarging of electric network links and increasing of carrying capacity of tie-lines to the Ural.

the last trend is a creation of unified sales company having a function of a guarantying supplier.

In part of financial improvement the Company set some tasks for the year 2006:

- providing for the balance policy of the Company's assets and liabilities management asking the strategic aim of the Company;
- deciding a problem of the Company's debt situation normalization;
- settling of spread between the accounts payable and accounts receivable;
- Achievement of financial stabilization of the Company through the cash flow effective management, improvement of paying capacity and financial stability of the company.

The strategic aim of the Company in the year 2006 is creation of financial stable, developing and investment attractive generating company.

Paragraph 2. General information, the company's situation in the branch.

2.1. Geographical situation

Kemerovo region is situated in the southeast of West Siberia and the distance from western and eastern borders of Russia to Kuzbass is nearly the same. Kemerovo region is in the sixth time zone.

The northern edge point of the area is on the border of Mariinsk administrative district with Tomsk region, the southern one is in spurs of the Abakan Mountains on the junction of borders of Republic of Gorny Altay and Khakassiya. The eastern edge point is in Tyazhinsky district, but the western - in Yurginsky district.

Kemerovo region is situated in moderate widths, between 52°08' and 56°54' northern width, and 84°33' and 89°28' eastern longitude.

Existing bounds of the region were formed 26 January 1943. Region's area is 95,5 thousand km, that is 4% of the territory of Western Siberia and 0,56% of the whole territory of Russia. Territory of Kuzbass is the smallest in the Western Siberia. At the same time the territory of our region is more than some countries of Western Europe (Hungary's territory is 83,3 thousand km2, Ireland - 70 thousand km2, Norway – 62 thousand km2, Switzerland – 41 thousand km2, Belgium – 30,5 thousand km2.)

The administrative borders of Kemerovo region are on land (without sea-way). In the north it borders with Tomsk region, in the east with Krasnoyarsk territory and Republic of Khakassiya. In the south borders pass on the main mountains of Gornaya Shoriya and Salairsky ridge with the Republic of Gorny Altai and Altaysky territory, in the west - on plain with Novosibirsk region. The extent of Kemerovo region from north to south is nearly 500 km, from the west to the east - 300 km. The population is about 2828,6 thousand people as for the date of the 1st of January 2006 (as compared with the 1st of January 2005 lower by 16,4 thousand people of by 0,6%).

It is a peculiarity of geographical situation of Kemerovo region that it is situated in a depth of large land near the centre of Eurasia continent, between Western and Eastern Siberia, and the distance from any sea or oceans is very far. The distance to the nearest northern sea - Karskoye – is almost 2000 km, and to the nearest southern sea – Black sea is more then 4500km.



БАРЕНЦЕВО МОРЕ
КАРСКОЕ МОРЕ
МОРЕ ЛАПТЕВЫХ
ВОСТОЧНО-СИБИРСКОЕ МОРЕ
БЕРИНГОВО МОРЕ
ОХОТСКОЕ МОРЕ
ОЭС СЕВЕРО-ЗАПАДА
ОЭС ЦЕНТРА
ОЭС УРАЛА
ОЭС СИБИРИ
ОЭС ВОСТОКА
КАЗАХСТАН
МОНГОЛИЯ
КИТАЙ
УКРАИНА
ТУРЦИЯ
ТЭС
ТЭЦ
ГРЭС
АЭС
1150 кВ
750 кВ
500 кВ
400 кВ
330 кВ
220 кВ
110 кВ
±400 кВ

2.2. Brief information of the Company's history

There were only 2 little power plants on the territory of Kemerovo region: with capacity of 360kw in the Mikhelson mining in Anzhero-Sudzhensk city and 50 kw in Kolchughin. This power plants were destined for mining lighting

Since 1930 energy system began its forming, when according to the GOELRO's plan it was began construction of two largest power plants for those times, also high-voltage line.

1930 –construction of Kemerovo GRES and TETS (heat power plant) of Kuznetsky metallurgical plant, and substation and Overhead transmission line-110kw started.

1932 - heat and electricity supply by heat power plant of Kuznetsky metallurgical plant (HPP KMP) was started. Substations of Osinniky, Mundybash and Prokopievsk were switched on through overhead transmission line-110 from TETS KMK, which capacity to the end of the year was 50megawatt.

1934 – Kemerovo GRES, Leninsk substation, Anzhero-Sudzhensk, Belovo through the overhead transmission line-110 from Kemerovo GRES started their functioning.

1935 – TETS KMK got its full capacity in 108 megawatt; construction of Kemerovo TETS started.

1936 – Construction of transmission line 110kwt of voltage between such cities as Belovo and Prokopievsk was finished, TETS and Kemerovo GRES started work parallel for common electricity network - that was a start for energy system of Kuzbass.

1939 – the first generator with a capacity 6 megawatt was switched on at the Kemerovo TETS.

1943 – Management Board of Kuzbass was reorganized; North electricity network and South electricity network were organized.

That 1943 year the State Committee of Defense of USSR accepted a resolution about creation on the base of Kemerovo energy plant the regional energy department "Kemerovoenergo", consolidated such institutions as Kemerovo GRES, Administration of North region of electricity network, and Administration of South region of electricity network, Repair and maintenance Plant, Energosbyt, Central production and research laboratory.

1944 – the first turbogenerator was switched on at the Kuznetskaya TETS built on the base of evacuee in 1941 equipment.

1948 – Kemerovo TETS formed part of Kuzbass regional energy administration "Kemerovoenergo".

1950 – construction of Novokemerovskaya TETS started.

1951 – 2 turbogenerators with a capacity 50megawat putted into operation at the South-Kuzbass GRES.

1953- Construction of Tom-Usinskaya GRES started.

1954 – Kemerovoenergo was reorganized to the Kuzbass regional energy administration.

1955 – the first turbogenerator was put into operation at the Novokemerovskaya TETS.

1956 – South Kuzbass GRES got its full capacity in 500 megawatt.

1958- the first power unit of the Tom-Usinskaya GRES putted into operation.

1963 – the first turboset putted into operation at the West-Siberian TETS.

1964 – the first power unit with a capacity 200megawatt putted into operation at the Belovskaya GRES. In the structure of "Kuzbassenergo" were organized such institutions as Eastern and Central electricity network.

1965- Tom-Usinskaya GRES got its full capacity in 1300 megawatt.

1966 - Kuzbass regional energy administration "Kuzbassenergo" was decorated with order of the Order of the Red Banner of Labour ZSFSR for development of new power equipment and providing consumers with effective energy supply.

1967 – For the first time RC SS "novo-Anzherskaya" was energized 500kw.

1968- Belovskaya GREs got its full capacity in 1200megawatt.

1975 – Belovskaya GRES was decorated with the Order " The Badge of Honor".

1985 – the second circuit of Overhead transmission line-500 Sayano-Shoushenskaya GES-SS "Novokuznetskaya".

1994 – the first General meeting of shareholders of JSC "Kuzbassenergo" took place.

1996 – reconstruction of steam generating unit continues at the enterprises of egergy system.

Two generating units PK-40, power generating units 200megawatt were changed at the Tom-Usinskaya GRES and Belovskaya GRES, that allowed to reduce nitric oxide emission in 2-2,5 time less and to get standard of 450mg/m3. The same reconstruction was made with a power generating unit PK-10 of the South-Kuzbass GRES.

Altogether during the years 90s. there were reconstructed 19 turbosets with a capacity 1880megawatt, 5 steam generating units with output capacity 1270 ton of steam an hour.

2000 – The Company was derived successfully from the bankruptcy.

2003 - 60th anniversary of the Company from the date of foundation. Turbine P-12-3,4/1 was putted into operation at the Kuznetskaya TETS, where also the steam-boiler with a generating capacity 160 ton of steam an hour was putted into operation. The turbine T-115-8,8 located on vibrofoot at the South Kuzbass TETS was launched.

2004- In accordance with a reform program there were created affiliated energy repairing and service companies: "JSC "Kuzbass energy repairing company", JSC "Kuzbssetremont", JSC "Engineering and analytical center "Kuzbasstekhenergo. Within the limits of reforming work on transfer of main power lies to the Federal network company was started.

2005 The Board of Directors of RAO "UES of Russia" accepted decision on JSC "Kuzbassenergo" reforming in form of segregation of the following companies: JSC "Kuzbassenergo- regional electric network company", JSC "Kuzbass energy supply company", JSC "Main power lines Kuzbassenergo", JSC "West Siberian TETs", JSC "South Kuzbass GRES".

The 30th of December 2005 the General meeting of Shareholders of the JSC "Kuzbassenergo" accepted decision of the Company's reorganization.

On the eve of the Day of Energetic the boiler set of the type TP-87M provided for modern technologies of fuel burning, ecology and automation of control system was putted into operation at the Kemerovskaya GRES. This is the first set from more then 20 boilers of the same type being subject to modernization.

Fundamentally new three-stage scheme of fuel burning lets to gain double decreasing of nitric oxide emission, also dust arrest degree by 99,7%.

Over the results of activity within the years 2004-2005 the JSC "Kuzbassenergo" was awarded by the honor title "The Leader of Russian economics-2005")

КУЗБАССКАЯ ЭНЕРГОСИСТЕМА

ТОМСКАЯ ОБЛАСТЬ

НОВОСИБИРСКАЯ ОБЛАСТЬ

КРАСНОЯРСКИЙ КРАЙ

АЛТАЙСКИЙ КРАЙ



2.3. Organizational structure of the Company

2.4 Major technical figures, including personnel number etc. in dynamics for three years

Today the Kuzbass Joint Stock Company of energetics and electrification- is one of the largest energy systems of the country. At the 1st of January 2006 the installed electric capacity is equal to 4777Mwt, and heat capacity is equal to 6996,5 Gcal/h including water boilers of the Kuznetskaya TETs in Novokuznetsk and Zaiskitimskaya water boiler in Kemerovo .

The Company joints 16 affiliates, 15 from which participate in production, transfer, division and supplying of electricity and heat energy. These are:

- 8 heat electricity plants using the coal of Kuznetsky basin;
- 5 electricity network's enterprise with fixed transformer capacity – 22 828 megawatt A maintaining more than 31,6 thousand km of power lines;
- heat network's department;
- Affiliate company "Energosbyt" providing for energy recourse sales and payments from the consumers.

In the group of the Company are 13 affiliated and subsidiary companies which activity is as follows:

- transfer and sale of electric and heat power;
- repair and construction works and services;
- Autotransport services;
- medical services;
- financial activity;
- agricultural activity;
- communal water supply.

The Company is characterized by the following figures:

№	production figures	unit.	2003	2004	2005
1.	installed electric capacity, including isolated generating plants /JSC "KE" (by the end of year)	Mwt	4954/ 4792	4959 / 4797	4939 / 4777
2.	Installed heat capacity total/ including plants and ZVK (by the end of year)	Gcal/ h	8627,5/ 6995,5	8569,5 / 6937,5	8628,5 / 6996,5
3.	Steam capacity of boilers total/ including JSC "KE"	t/h.	27455 / 25205	27370 / 25120	27790 / 25540
4.	Quantity of boilers, total/ including JSC "KE"	pieces	67 / 59	67 / 59	66 / 58
5.	Quantity of boilers, total/ including JSC "KE"	pieces	101 / 88	100 / 87	101 / 88
5.1	Quantity of water boilers, total/ including JSC "KE"	pieces	10 / 4	10 / 4	10 / 4
5.2	Quantity of steam boilers of heat supply	pieces	2 / 2	2 / 2	2 / 2
6.	Heat network's spread	km	570	570	570
6.1	Heat network regions number	pieces	10	10	10

7. 7.1	Spread of overhead transmission line 0,4-500 kw	km	31 588	31 461	31 598
7.2	Substation's number 35-500 kw	pieces	240	240	253
	Transformer capacity	MBWA	22398	22449	22828

Interlist personnel number of the Company in 2005 :

Departments	Number, man
Total number of personnel in the Company, including	**9465**
Tom-Usinskaya GRES	908
Belovskaya GRES	680
south-Kuzbass GRES	512
Kemerovskaya GRES	732
West-Siberian TETs	670
Kemerovskaya TETs	352
Novo-Kemerovskaya TETs	649
Kuznetskaya TETs	599
Eastern electricity networks	640
Northern electricity networks	703
Central electricity networks	561
South electricity networks	513
Main power line electricity networks	12
Heat network department	625
Kuzbassenergosviaz	120
Energosbyt	777
other	412

2.5. Competitiveness of the company and risks.

The Company is a subject of natural monopoly carrying out his activity in the sphere of services on electric and heat power transmission on the territory of Kemerovo region.

The competitive environment of the Company in the region represented by suppliers of electricity, i.e. by the subjects of FOREM and by newly- created independent electricity and energy sale companies singly realizing electricity to end-consumers

Now under conditions of wholesales energy market of transition period energy trade is carried out within the limits of three sectors; i.e. regulating, free market sector and balancing segment. Since the 1st of April 2006 the systems of regulating bilateral agreements between the producers and consumers of electric power subject to replace existing regulating wholesales market sector are launching.

Negative effect to the sales volume of electric power of the Company may affect exit of the consumers to the free market sector (hereinafter –FMS) of the wholesales energy market functioning on the territory of Siberia since the 01.05.2005.

In 2005 the following consumers of the Company began to close transactions on electric power acquisition in FMS of the wholesales market:

- OOO PO "Khimprom" since the September 2005. Purchase volume in the FMS in the 4 quarter 2005 was 8 952 thousands kwh of electric power;

- OOO «Topkinsky cement» acquired in the FMS 3 598 thousands kwh of electric power in the December 2005.

- JSC "Electricity networks", JSC "KOKS", KOAO "Azot" and OOO «Mechel-Energo» work on preparation of essential documents and refining of AIIS KUE to required at the wholesales market parameters to cover a part of his energy consumption by way of electric power purchasing in the FMS of the wholesales market.

Joint reducing of electric power consumption from the sources of the Company under the entrance of these consumers to FMS will be amounted approximately 130 153,1 thousand kwh a year. Nowadays 35 consumers meet the requirements putted to take a status of the FMS member.

- Participation in the competitive sector of market of more number of energy consumers fits with the strategy of energy branch reforming, and the Company may not govern this tendency change.

- Besides, reducing of heat power output by the Company concerned to launching of the own boilers (water boilers) at the chemical enterprises (KOAO "Azot", OOO "PO Tokem", OOO PO "Khimprom").

- Steam boilers of the type BEM-25/3,9 with nominal steam capacity equal to 25t/h (18,75 Gcal) each, were launched at the KOAO "Azot" in the august 2005, that will reduce heat consumption from the sources of the JSC "Kuzbassenergo" by 400 thousands Gcal a year according to the schedule. Reducing of heat consumption by the KOAO "Azot" in the 4th quarter 2005 as compared with the same period of the year 2004 amounted 21% (116,4 thousands Gcal).

Risks having effect to the Company's activity.

Branch risks.

In accordance with the Provisions of the Government of RF №526 dd. 11.07.2001 "On reforming of power industry if Russian Federation" in the JSC RAO "UES of Russia" reorganization of energy systems of Russia is spent. As a result of reorganization of the company it is offered to segregate the joint stock companies under the types of their activity saving existing property structure in the newly established companies. Thus it is possible decreasing of market value of stocks and decreasing of business attraction as the first stage of activity of these newly created companies.

Decreasing of risk is possible due to companies merging as at the interregional, also at intraregional levels.

Also with a purpose of the aforementioned risks decreasing the management of the Company spend active consultations with regional and city Administration over the issues of the Company reforming.

Production risks related to equipment maintenance. They are conditioned by such factors as exploitation of equipment required repair or its complete change. Main organizational form of reducing and compensation of damage size is implementation of production programs, including investments, technical reequipment program and reconstruction, also insurance of property, industrial objects, transport, insurance of personnel against the accidents and diseases, also medical insurance. Self-insurance is carried out by way of creation of fuel reserves, also stocks of spare parts, materials and actions on increasing of energy system safety .

Market risk - is a risk of unfounded state adjustment of rates. For the company this is the risk related to a possibility of approval by the Regional energy committee of Kemerovo region of tariffs not covering production costs and losses income due to profit volume reducing.

The Company is in the tariff corridor with the strictly defined, extremely maximum and extremely minimum tariff levels. At tariff calculation an inflation shall be accounted , but as in practice inflation growth usually exceeds prices on electric and heat power.

Operational risk is defined as the risk of losses due to imperfection of management processes in the Company, also improper choice of a behavior strategy at the market.

With a view to reduce operational risk effective methods of professional skills elaboration are implemented.
Regularly training of managers and specialists in the institutes of professional development is spent. Reserve on executive positions filling is created.

Political risk arises owing to possibility of change of Russian Federation legislation, change of tax policy, conditions of state regulation, review and cancellation of licenses etc. including the risk related to instability of legislation and tax system, that may change investment terms and profit using.
In 2005 major competitor of the Company on electric power supply on the territory of Russian Federation was Federal Wholesales energy (capacity) market (FOREM) reorganized since the 1st of May 2005 into regulating sector of the wholesales electric power (capacity) market (OREM) of the transition period owing to launching on the territory of Siberia of the second price zone of OREM (Provisions of the Government of RF dd. 15 of April 2005 №219).
For the year 2005 consumption by the members of the regulating sector of OREM over the Kuzbass amounted 5 540 751 thousands kw/h (19,06% of common effective output over the territory) including over the subjects of OREM:

- OOO «Metallenergofinance» - 359 099 thousands kw/h.,
- JSC «NKAZ" 119 713 thousands kw/h.,
- OOO «Transnefteservice C» - 61 939 thousands kw/h.

Due to launching of a competitive energy market in the Siberia giving right to exercises energy sale and purchase on free (non regulated) prices, the consumers whose electricity receiving sets are corresponding to the standard requirements to get a status of participant of the free market sector (total added capacity is more then 20MBA, added capacity in every GTP is more then 4MBA) have got possibility to buy in the free market sector ERM up to 15% of own scheduled energy consumption. This possibility may be realized by the consumer as independently, as also through the contract with the registered market subject who will be make electric power purchase and sales bargains to OREM in the interests of the consumer, i.e. through an independent energy sales company. Appearance of new commercial sales companies is an inevitable process provided by the market provisions.

ZAO "Sibenergotrade" was established in the Kuzbass in 2005, whose major activity is electric power trade at OREM. The following consumers of the Company started to work with this company:

Since the September 2005 – OOO PO "Khimprom". Purchase volume in the free market sector was 10 855 thousands kwh for the 4 months of the year 2005;

- In the December 2005 OOO "Topkinsky cement" purchased through the ZAO "Sibenergotrade" 3 598 thousands kwh.

Total volume of electric power effective output decrease due to entrance of the consumers to the free market sector in 2005 amounted 14 453 thousands kwh, decreasing of gain of the Company's electric power sales was equal RUR 7 493 thousands.

Firms working on the territory of the European part and of the Ural (first price zone) have also interest in attraction of customers , i.e of the Company's consumers , and aimed to enlarging of own sales markets. Sales companies purchasing energy at the OREN have advantageous competitive conditions, as a retail rate against with the Company supplies electric power to its consumers exceeds the rate being at the free market sector OREM.

Development of the tendency of the consumers exit to the wholesales market answers to the energetics reforming strategy, but negatively influences the Company's productions sale.

Nowadays JSC "SUEC" and JSC "Electric networks Kiselevsk, JSC "KOKS", KJSC "Azot" and OOO "Mechel-energo" are at the stage of documentation coordination required to entrance to the free market sector . Besides, possibility of exit to OREM is high for such companies as JSC "Khimvolokno Amtel-Kuzbass", "JSC "OUK South Kuzbass coal", "JSC "Kuznetskye Ferrosplavy" and DHK KRU JAC "Bolovckoye Energoupravleniye."

At the retail (consumers) market together with the Company the following companies act as energy producers:

- TETS "OOO Yurghinsky machine building plant", Yurga (0,77% of the Kemerovo regional energy output);
- TEC KMK (Kuznetsky metallurgical plant) Novokuznetks (1,37% of electric power output on the territory of Kemerovo region).
- The Company had purchased electric power issued to his network at the TETS "OOO Yurginsky machine building plant" with further sale to the own subscribers till the December 2005.

Since the 1st of December 2005 direct contract between the TETs OOO "Yurghinsky machine building plant", and JSC "OUK SouthKuzbass coal" was concluded on the electric power supply. Thus for the last month of the year 2005 the volume of purchase at the Yurghinskaya TETs and the volume of effective output decreased by 17 356 thousands kwh, consequently gain decreasing by 18 084 thousands rubles took place (including profits received due to services on electric power transfer) at the purchase expenses reduction by 9 910 thousands rubles.

Development of small generation has effect to decreasing of electric power effective output of the Company. In 2005 in the Kemerovo region at the JSC "Kascad-energo" (Anzherskaya TETs) two turbo sets with capacity 3,5 thousands kw (for own needs) and 6,0 thousands kw (for JSC "Anzhersky machine building plant) except electric capacity distribution to the Company's networks were launched into operation.

As a result if commissioning of new facilities electric power consumption by the JSC " Anzhersky machine building plant" under the contract with the Company reduced by 570 thousands kwh with additional decreasing by approximately 400 thousands kwh a month in the year 2005. Due to insufficient capacity of the launched generators there is no essential effect to the Company's economics.

At the retail market the Company has no possibility to compete with energy administrations for the sales market, as the energy tariffs fixed by the REC of Kemerovo region were higher by 175 rubles kwh (by 16%) for other consumers in the year 2005 than these one for the consumers of a range of energy administrations (i.e. JSC "Belovskoye Energoupravleniye", JSC "Prokopievskenergo", OOO "Mechel-Energo", JSC "Electrci networks" , Kiselevsk).

Decreasing of central heat output from the sources of the company caused by commissioning of own boilers at the chemical enterprises, i.e. more heat capacity productions of the Kuzbass has effect on the sales volume of the Company. Thus own boiler set with a capacity equal to 42 Gcal a month was putted into operation at the KOAO "Azot" 15.10.2005. Nowadays construction of own boilers at the OOO "PO Tokem", also widening of boiler at the OOO PO "Khimprom" are underway, also enlarging of boiler's capacity at he the KOA "Azot" till 323 Gcal a month are planned. In case of putting into operation of new heat capacities at the chemical enterprises it will be possible necessity of changes in technical parameters of the company's plants (including reducing of technological minimum).

Changes in the structure of equipment will led to reducing of amount of electric capacity of plants and to decreasing of net value of the outputted energy.

This problem is more actual for the Novokemerovskaya TETs supplying with heat power the KOAO "Azot".

Deficit of the allocated limits and untimely financing of charges on heat and electric power payment by the consumers shall to be refereed to the risks having effect to the energy sale. In order to avoid insufficient financing the scheduled work is fulfilled at this group of consumers, i.e. the Company is planning to subscribe Agreements on consummated energy payments with the Kemerovo regional administration, Main financial department of the region, Heads of cities and districts. Also to maintain a payment discipline for budget consumers the meeting in the Kemerovo regional Administration on fulfillment the aforementioned Agreements with obligatory presence of the Heads of cities and districts, also leaders of the territory financial authorities, managers of housing and communal services enterprises and municipal electric networks are spent.

In relation of the Company's activity as a subject of wholesales market on the territory of Siberia we can mark that the Sysop in the person of the JSC "SO-TsDU UES" according the market regulations in the regulating sector loads the Company's plants no more than at 95% of a maximum meaning of a generating actual power with a purpose to motivate the Company to participate on the auctions at the free market sector OREM. But the Company does not maintain a hydro generation competition possessing low expenses on electric power output that does not allow to increase proper output aimed to selling at the competitive market.

In the sphere of electric power purchasing at the wholesales market the launching of the 2nd price zone had negative effect on the Company's expenses.

If in the period of FOREM functioning the Company within the limits of the forced regime of work of hydroelectric plants tied with a threat of no-load discharges purchased electric power at the prices more lower than the rate fixed by the FST of Russia, when all participants of OREM got a right to sale/ purchase power at the free prices, an average price at the OREM defined due to auctions, neared to the adjusted rate.

It was stipulated by the demand availability from the outside of the market participants having more higher tariff of the adjusted sector than this one of the Company.

Also the growth of expenses concerned with the circulation of electric power at the OREM was caused by necessity to pay off the cost of deviations of real volumes of consumption and production of electric power from by the hour meanings of the scheduled for a day in advance.

As a result the tendency to the purchased electric power tariff growth at the OREM was traced in the year 2005.

PARAGRAPH 3 CORPORATE GOVERNANCE

3.1. Principles and documents.

Corporate Governance in the Company is an organizational system and process aimed to establishing of mutually advantageous balance of interests between the main participants of the company's business (management, shareholders, personnel, state authorities) inside the Company and coordination of purposes of different interested parties (affiliated and subsidiary companies; shareholders of affiliated and subsidiary companies; suppliers and consumers; creditors).

The Company follows the next principles in its activity are:

- assurance shareholders a real opportunity to exercise their rights to holding of the Company's stock;
- equal attitude to shareholders holding equal number of stocks of the same type (category);
- strategic governance the Company's activity by the Board of Directors and control on the part of the Board of Directors over the governance bodies of the Company and accountability on the part of executive bodies to the Board of Directors and shareholders.

  - granting to the executive bodies of the Company of a possibility to manage the daily activity of the Company reasonable and faithfully, only in the interests of the Company, also accountability of the executive bodies to the Board of directors of the Company and his shareholders, including by way of motivation of the top managers of the Company aimed to maximum profit earning in the interests of shareholders;

- timely disclosure of full information on the Company, including the company's financial and economic activity, property structure and governance aimed to ensure an opportunity to approve reasoned decision by shareholders of the Company and by investors;
- accounting of legal rights of interested parties, encouragement of active co-operation of the company with interested parties aimed to increase assets of the Company, stock's cost and other securities belong to the Company, create new workplaces;
- control over financial and economic activity aimed to protect rights and legal interests of shareholders.

The supreme management body the Company is the general meeting of shareholders. Its competence is stipulated by the Articles of Association of the Company and by federal Law

in force "On Joint Stock companies".

The Board of Directors in composition of eleven persons was established in the Company. The Board of Directors of the Company carries out general management of the Company's activity including the issues related to the supervision and estimation of the Company's business quality:

1) determination of priority trends of the Company's activity;
2) placing by the Company of bonds and other securities except such cases stipulated by the Federal Law "On Joint Stock Companies" and by the Articles of Associations;
3) approval of decision on securities issue, prospectus of securities issue and report on securities issue results, approval of quarterly reports of the issuer of securities and reports on results of the Company's stock acquisition;
4) determination of a price (monetary appraisal) of property, prices of allocation and purchase of emissive securities in cases provided by the Federal Law "on Joint Stock Companies";
5) election of General Director of the Company and before time termination of his powers;
6) election of members of the Management board of the Company and before time termination of their powers; also determination of reimbursements and remunerations subject to be paid to them;
7) approval of internal documents of the Company determined an order of the Company's funds forming and using;
8) decision adoption on the Company's funds using ; approval of forecasts for the assets using in the funds of special purposes and examination of results of the forecast lay out of assets using in the funds of special purposes;
9) approval of internal documents of the Company except internal documents which approval is subject to the competence of General meeting of Shareholders also internal documents which approval is in the competence of the executive bodies of the Company;
10) approval of annual (quarterly) business-plan and report on its layout results, also approval (correction) of the Company's cash flow (budget) control figures and /or approval (correction) of the Company's cash flow (budget);
11) the Company's credit policy determination in part of the loans issue by the Company, also of credit contracts and loan contracts making, guarantees issue, bill of exchange liabilities accepting (issue of ordinary and transferable bill of exchange), property transfer to the mortgage and decision adoption on the aforementioned transactions making in cases when the order of decisions making and adoption is not stipulated by the Company's credit policy;
12) Approval of large scale transactions in cases stipulated by the Clause XI of the Federal Law " On Joint Stock Companies";
13) approval of transactions provided by the Clause XI of the Federal Law " On Joint Stock Companies";

14) preliminary approval of decision connected with a gratuitous transfer of the Company's property or property rights (requirements) to himself or to the third persons; transactions connected to discharge off property obligations before himself or before the third person; transactions connected to gratuitous rendering of services by the Company (works fulfillment) to the third parties in cases (amounts) defined by the single decisions of the Board of Directors, and decision adoption on execution by the Company of these transactions in cases when the aforementioned cases (amounts) are not defined;
15) attraction of the General director and members of the Management Board of the Company to the disciplinary responsibility and their reimbursement in accordance with Labor legislation of Russian federation;
16) examination of the General Director's reports on the Company's activity (including on fulfillment by them of their duties), on fulfillment of decisions of the General meeting of shareholders and of the Board of Directors;

17) preliminary approval of decisions on the Company's fulfillment of the following:

a) transactions which subject were not circulated assets of the Company in amount from 10 to 25% of the balance cost of these assets of the Company as for a dated of the decision adoption on such transaction making
b) transactions (including some related transactions) connected to the property alienation /possibility of alienation/ composed the fixed assets, not specialized asses, objects of not finished construction which using purpose is production, transfer, dispatching, distribution of electric and heat power in cases (sizes) defined by single decisions of the Board of Directors of the Company;

18) adoption of decision on transaction making which subject are the assets or liabilities of the Company equal to 5-25% of the balance cost of the Company's assets as for a date of decision adoption on such transaction making;
19) determination of insurance trends of the Company, including approval of the Company's insurer;
20) approval of candidate of independent evaluator (evaluators of the Company) to determine a price of stocks, property and other assets of the Company in cases stipulated by the Federal Law "On Joint Stock Companies", by the Articles of Association, also by the single decisions of the Board of Directors of the Company;
21) preliminary approval of the collective (labor) agreement, agreements made by the Company within the limits of social and labor relations regulating;
22) approval of candidate of financial consultant (adviser) whose attraction is required in accordance with the Federal Law "On securities market".

Day-to-day activity of the Company shall be governed by General Director who is the Sole executive body and by the Management Board of the Company who is collegial executive body. Relations between the Company and shareholders are guided by legislation of Russian Federation, and Civil Code RF, Federal Law "About Joint Stock Companies", Corporate Governance Code of JSC RAO "UES of Russia".

Shareholders of the Company have collect of rights concerning Joint Stock Company, that compliance and protection should be exercised by the Board of Directors and the Management Board of the Company.

Protection of the shareholder's right of property to the Company's stocks proves that the right property's registration, as keeping and holding of a register of owners of the Company's registered certificates is carried out by an independent registrator, i.e. JSC "Central Moscow Depositary" having all essential technology and control systems, also perfect reputation at security market.

To ensure maximum convenient rewriting procedure those shareholders could rewrite their rights of property to the stocks, the Company has conclude an agreement on transfer-agent relations between Issuer as a transfer-agent and Registrator.

The Company to ensure the shareholder's rights to a regular and timely informing about the Company's activity fulfils fixed by legislation of RF requirements on information's disclosure. Major types of information to be disclosure and cases when this information should be disclosed or submitted to investors of shareholders fixed by Provisions of Federal Laws "About the Joint Stock Companies", "On the Securities Market" and the regulatory acts of the Federal Securities Commission.

The Company exercises information disclosure on the securities and financial and economic activity in forms of:

- announcements on securities issue procedure stages ;
- prospectus of securities;
- quarterly report of the issuer of securities;
- announcements on essential facts;
- annual report of the Company;
- Accounting balance-sheet;
- Articles and other internal documents of joint stock company regulating the company's activity and activity of its authorities;
- List of affiliated persons;
- Information about the course of reforming of the Company.

The Board of directors on basis of monitoring of inquiries of investors improves a structure of disclosed information and procedures of its disclosure.

Information is published in the regional newspaper "Kuzbass", newspaper "Economy and life", "Russian Newspaper ", magazine "Appendix to the Vestnik of Federal Securities Commission", and placed on official Internet web-site of the Company , also in news on web-sites of News agency AK&M and Interfax.

The company submits to shareholders annual report every year. Information to be disclose defined by the Board of Directors of the Company.

The Company calls an independent auditor for annually check out and annual financial report confirmation.

The Company keeps the Corporate Governance Code ratified at the meeting of RF Government on the 28th of November 2001 (record No 49) and recommended for use by the order of Federal Securities Board of Russia on the 4th of April 2002 №421/p "About recommendation for use of the Corporate Governance Code" in the volume defined in this report. During the report year 2005 there were not corporate conflicts related to improper using of the Corporate Governance Code by the Company.

The Company aims at maximum transparency and informational openness.

Main principles of the Corporate behavior governance Code found their reflection in the Articles of Association of the Company, also in the Regulations regulating the Company's activity, i.e.:

1. shareholders have possibility to get acquaintance with the list of persons having right to participate in general meeting of shareholders beginning from the day of announcement on holding of general meeting of shareholders and till the day of closing of general meeting of shareholders, and in case of absence general meeting of shareholders until the final date for ballots for voting reception;

2. Shareholders have possibility to get acquaintance with information (materials) subject to submitting under preparation to general meeting of shareholders holding through the electronic communications, including Internet network;

3. Availability in the internal documents of the Company of a procedure of registration of participants of general meeting of shareholders;

4. Availability in the Articles of Association of the Board of Directors powers to approve annually financial and economic schedule of the joint stock company's development;

5. Availability in the Articles of Association of the Board of Directors right to determine requirements to professional skills and remuneration amount of General Director, of members of the Board, also managers of main departments of the Company;

6. Availability in the Articles of Association of the Board of Directors right to approve contract terms with the general director, also with members of the Board.

7. Absence in the composition of the Board of Directors of persons who were recognized as guilty in crimes in economic activity field or in crimes against the State authorities, interests of state service and service in the local authorities or to whom the administrative punishments were applied for the offences in the sphere of entrepreneurs activity or in financial, tax, and securities sphere.

8. Absence in the body of the Board of Directors of the Company of persons who are participant, general director (manager), member of management body employee of legal entity being competitive of the Company;

9. Availability in the Articles of Association of the Company of requirements on election of the Board of Director by cumulative voting;

10. Availability in the Articles of Association of requirement on spending of the Board of Directors meetings not less than one time in six weeks;

11. Meetings of the Board of Directors of the Company within the fiscal reporting year shall to be spend not less than one time in six weeks;

12. Availability in the internal documents of the Company of Provisions on necessity to approve by the Board of Directors of the Company's transactions on a sum equal to 19% and more of the company's assets cost except transactions made within the usual economy activity;

13. Availability in the internal documents of the Company of right of members of the Board of Directors to receive information obligatory to fulfill their duties, also responsibility for not giving such information from the executive bodies and managers of main structural departments of joint stock company;

14. Availability of the collegiate executive body (the Board) of the Company;

15. Absence in the structure of the executive bodies of persons being a participant, general director (manager), member of the management body or worker of legal entity being a competitor of the Company;

16. Absence in the structure of the executive bodies of persons who were recognized as guilty in crimes in economic activity field or in crimes against the State authorities, interests of state service and service in the local authorities or to whom the administrative punishments were applied for the offences in the sphere of entrepreneurs activity or in financial, tax, and securities sphere.

17. Availability in the Articles of Association or other internal documents of the Company of requirement on approval of large scale transaction before its making;

18. Obligatory attraction of independent evaluator to evaluate a market value of property which is a subject of large scale transaction;

19. Availability in the Articles of Association of a requirement on obligatory attraction of independent evaluator to evaluate a current market value of stocks and possible changes in their price due to absorption;

20. Absence in the Articles of Association of the Company of a purchaser discharge from a liability to offer to shareholders to sale owned by them ordinary stocks of the Company (emissive securities subject tot convert into the ordinary stocks) under absorption;

21. Availability in the Articles of Association or other internal documents of the company of requirement on obligatory attraction of independent evaluator to evaluate ratio of stocks conversion under reorganization;

22. Availability of Web-site in the Internet and regular disclosure of information on the Company at this web-site.

23. Availability in the internal documents of the Company of requirement on disclosure of information of the Company's transactions making with the persons who are related to the superior officials of the Company in accordance with the Articles of Association, also on the transactions of the Company concluded with institutions where the supreme officials of the Company directly or indirectly owned 20 or more percents f the authorized capital of the Company or to which the aforementioned persons may make an essential impact;

24. Availability of the approved by the Board of Directors procedures of internal supervision over financial and economic activity of the Company;

25. Availability of special department of the Company ensuring an internal supervision fulfillment (revision service);

26. Absence in the structure of revision service of persons who were recognized as guilty in crimes in economic activity field or in crimes against the State authorities, interests of state service and service in the local authorities or to whom the administrative punishments were applied for the offences in the sphere of entrepreneurs activity or in financial, tax, and securities sphere;

27. Absence in the structure of revision service of persons being a participant, general director (manager), member of the management body or worker of legal entity being a competitor of the Company;

28. Availability in the internal documents of the Company of a term for submitting to the revision service of documents and materials subject to evaluation of spent financial and economic operation , also of responsibility of officials and workers of the Company for improper submitting within the prescribed terms.;

29. Availability in the internal documents of the Company of liability of the revision service to inform on uncovered violations to the auditing committee and in case of its lack to the Board of Directors of the joint stock company;

30. Publishing of information on dividend policy of the Company and any made changes in the periodical stipulated by the Articles of Association of the joint stock company subject to editing of announcements on spending of general meetings of shareholders also to placement of the indicated information at the Web-site of the joint stock company in the Internet.

The company within the year 2005 observed the Listing's Regulations, also of access to securities placement and circulation provided by the trade organizers, i.e by ISC "Stock exchange RTS", NP "Stock Exchange RTS" and ZAO "Stock Exchange MMVB" (International currency stock exchange) in accordance with Methodological recommendations on fulfillment by the trade organizers of supervision on observance by the joint stock companies of provisions of the Corporate Governance Code at the securities market (approved by the order of FCCB of Russia dd. 18.06.2003 №03-1169/p) in part of the Company's information disclosure.

Securities of the Company were included in the outlist securities of the aforementioned trade organizers except including in the quotation lists. Thus the Company (in the corresponding agreements with the trade organizers at the securities market) has accepted liabilities on submitting of the reporting and other information to the trade organizers.

In accordance with the Provisions of the Federal Law "On joint stock companies" the revision committee in the body of five persons was formed in the Company. In the year 2005 an auditing of financial reporting was spend by the Company's auditor named the closed joint stock company "BDO Yunikon", In accordance with recommendations of the Board of directors the annual general meeting of shareholders of the Company spent the 27 of June

2005 had approved CJSC "PricewaterhouseCoopers Audit" (license №E 000376 issued 20.05.2002) as auditor of the Company.

In accordance with the Charter's terms the competence of the revision committee of the Company composes:

- confirmation of validity of information declared in the annual report, accounting balance sheet, profit and loss account of the Company;
- analysis of financial situation of the Company, discover of reserves of the Company's financial situation improvement also elaboration of recommendations for the Company's management bodies;
- control and analysis of validity, quality and completeness of auditing checks of the Company;
- organizing and f fulfillment of checking (revision) of financial and economic activity of the Company, in part:
- checking (revision) of financial, accounting, payment documents and other documentation of the Company concerned fulfillment by the Company of financial and economic activity with the object to its conformity to the Russian Federation legislation, to the Charter, internal and other documents of the Company;
- control of the fixed assets integrity and using;
- control of observance of the provided order for the debts of insolvent debtors writing off to the Company's losses ;
- control of money terms spending in accordance with the approved business-plan and budget of the Company;
- control of forming and using of the reserve and other funds of the Company;
- check of validity and well-time dividends charge and payment under the Company's stocks, also payment of percents on the Company's bonds, and profits on the other securities of the Company.;
- check of fulfillment of early issued instructions on violations and lack elimination discovered by the previous checks (revisions)
- confirmation of validity and completeness of information on interest (lack of interest) of member of the Board of Directors, person acting as Sole executive body of the Company, including the managing company or managing body, member of the Board in relation of transactions provided by the Clause XI of the Federal Law "On Joint Stock Companies".
- Other actions (measures) concerned the financial and economic activity checking.
- All decisions over the questions referred to the competence of the Revision committee subject to be adopted by a single votes majority of the total votes number of its members. Revision Committee of the Company is entitled, and in case of serious violations disclosure in the financial and economic activity is obliged to demand a convocation of the extraordinary general meeting of the Company's shareholders. Order of work of the Revision Committee of the Company is defined by the internal document approved by the General meeting of the Company's shareholders. Check (revision) of financial and economic activity of the Company may be carried out in any time according to the initiative of the Company's revision Committee, or to the decision of the general meeting of shareholders, the Board of Directors or by demand of shareholder (shareholders) of the Company owned in aggregate not less then 10 percents of the Company's voting stocks.

Auditor of the Company checks financial and economic activity of the Company in accordance with terms of the Russian Federation legislation and on the ground of the contract. Over the results of check of financial and economic activity of the Company the Revision Committee and Auditor make a conclusion where the following points shall to be:

- confirmation of validity of information contained in the reports and other financial documents of the Company;
- information on facts of violations made by the Company in relation of the prescribes by the standards acts of Russian Federation bookkeeping order and submitting of financial reports, also of legal acts of Russian Federation under the Company's fulfillment of financial and economic activity.
- The year 2006 will be a year of the Company reorganization, Major task of the Company will be accurate observance of rights of business company members (management, shareholders, interested persons, State Governance bodies) inside the Company and of different interested parties (affiliated and subsidiary companies; shareholders of affiliated and subsidiary companies; suppliers and consumers; creditors), maintenance of the specified regulations on information disclosure about the Company, inadmittanceof corporate conflicts due to violation of rights and interests of all the interested parties.

3.2. Information on members of management on control bodies of the Company.

3.2.1. The Board of Directors

By resolution of General meeting of shareholders of the Company dd.27.06.2005, powers of the members of the Board of Directors were terminated:

1. Vagner Andrey Alexandrovich
2. Mazikin Valentin Petrovich
3. Platonov Vladimir Yuryevich
4. Khromov Segey Leonidovich
5. Kozhura Ruslan Viacheslavovich
6. Bolshakov Andrey Andrey Nickolaevich
7. Shumilovv Alexandr Alexandrovich
8. Nickiforov Nikita Viktorovich
9. Novikov Nickolay Valentinovich
10. Negomedzianov Alexandr Alexandrovich
11. Parkhomuk Olga Viktorovna

By resolution of annual general meeting of shareholders of the Company the following persons were elected to the Board of Directors:

1. Vagner Andrey Alexandrovich
2. Bolshakov Andrey Nickolaevich
3. Bychkov Mikhail Yurievich
4. Grekhov Andrey Nickolaevich
5. Evseenkova Elena Vladimirovna
6. Eliseeva Irina Eduardovna
7. Kozhura ruslan Viacheslavocich
8. Mazikin Valentin Petrovich
9. Platonov Vladimir Yuryevich
10. Shulin Maxim Igorevich
11. Shoumilov Alexander Alexandrovich

Information on the members of the Board of Directors of the Company:

1. Vagner Andrey Alexandrovich -Chairman of the Board of Directors.

Year of birth: 1957

Citizenship: Russia

Education: higher, graduated Krasnoyarsk Polytechnic Institute in 1984, specialization – heat-and-power engineer.

Experience for the last 5 years: Head of Department for Electricity plants of JSC RAO "UES of Russia"; head executive director of Business-Unit 2 of JSC RAO "UES of Russia".
He enters in the body of the Board of Directors of the following companies:
JSC "Berezovskaya GRES", Chairman of the Board of Directors;
JSC "FGC-10", Chairman of the Board of Directors;
JSC "Penzenskaya energetics managing company", Chairman of the Board of Directors;
JSC "Nizhegorodskaya generating company", Chairman of the Board of Directors;
JSC "Coal fund", member of the Board of directors;
JSC "Shaturskaya GRES-5", Chairman of the Board of Directors;
JSC "OGK-4" , member of the Board of directors;
JSC "Surgutskaya GRES-1", Chairman of the Board of Directors;
JSC "Stavropolskaya GRES", Chairman of the Board of Directors;
JSC "Volzhskaya FGC(TGK-7), member of the Board of directors.
Share in the authorized capital of the Company: 0,027%
Date of the first election in the Board of Directors of the Company: 28.10.2000
During the reporting period there were nor registered any suits outside the Company to the member of the Board of Directors, also outside the Member of the Board of Directors.
For the reporting period an aggregate remuneration for participation in the Board of Directors amounted RUR 841 219,35.

2. Bolshakov Andrey Nickolaevich – Member of the Board of Directors.
Year of birth: 1955
Citizenship: Russia
Education: higher, graduated Moscow N.E. Bauman Higher Polytechnic School in 1981 (now – Moscow N.E. Bauman State technical university), specialization: electro-mechanical engineer ; 1998-1999 – National Economic Academy under the Government of RF (vocational retraining); 2003 – Russian foreign trade academy, specialization – economist.
Experience for the last 5 years: Adviser in the Department for atomic power; deputy head for Department on Strategic Development of CJSC "HC SUEC"; Head of projects on fuel and energetic complex of Ltd. "Group of investments and development".
He enters in the body of the Board of Directors of the following companies:
JSC "Khabarovskenergo", member of the Board of Directors;
JSC "Omskaya energy generating company", member of the Board of Directors;
JSC "Buryatgeneration", member of the Board of Directors;
JSC " FGC-14", member of the Board of Directors.

Share in the authorized capital of the Company: 0,00%
Date of the first election in the Board of Directors of the Company: 24.06.2004
During the reporting period there were nor registered any suits outside the Company to the member of the Board of Directors, also outside the Member of the Board of Directors.
For the reporting period an aggregate remuneration for participation in the Board of Directors amounted RUR 560 812,9

3. Bychkov Mikhail Yurievich – Member of the Board of Directors.
Year of birth: 1978
Citizenship: Russia
Education: higher, graduated the Moscow State University of commerce in 1999,specialty – Bachelor of Law (commerce law).
Experience for the last 5 years: legal adviser of ZAO Legal agency "KB EGIDA"; legal adviser of ltd. "FEAT"; head of corporate department of ZAO "Stroistekc Moscow"; legal adviser of Ltd. "balance Profi"; leading expert of department of the Department of Corporate Governance of Business Unit №2 of JSC "RAO UES of Russia".
Enters in the Board of Directors of the following companies:

JSC "Energoteplocontrol" (Omsk), ember of the Board of directors;
JSC "SeveroKavkazskaya energy repairing company". Member of the Board of directors;
JSC "Kuzbassetremont", member of the Board of directors;
JSC "Serovskaya GRES", member of the Board of directors;
JSC "Dzerzhinskaya GRES", member of the Board of directors;
JSC "Khakassetremont", member of the Board of directors;
JSC "Serovskaya GRES", deputy Chairman of the Board of Directors;
JSC "Karachaevo-Cherkesskenergo", member of the Board of directors.

Share in the authorized capital of the Company: 0,00%
Date of the first election in the Board of Directors of the Company: 27.06.5
During the reporting period there were nor registered any suits outside the Company to the member of the Board of Directors, also outside the Member of the Board of Directors.
For the reporting period an aggregate remuneration for participation in the Board of Directors amounted RUR 324 324.

4. Grekhov Andrey Nickolayevich - Member of the Board of Directors.
Year of birth: 1969
Citizenship: Russia
Education: higher
Experience for the last 5 years: Deputy financial director of JSC "Novosibirskenergo"; Director on development of JSC "VimmBillDann Asia" ; executive director of plants of the JSC "Ufamolagroprom" Ufa; Adviser on electroenergetics of financial expertise bureau; leading expert of the market department of the Centre on reform management of JSC "RAU UES of Russia".
Share in the authorized capital of the Company: 0,00%
Date of the first election in the Board of Directors of the Company: 27.06.05
During the reporting period there were nor registered any suits outside the Company to the member of the Board of Directors, also outside the Member of the Board of Directors.
For the reporting period an aggregate remuneration for participation in the Board of Directors amounted RUR 467 982.

5. Evseenkova Elena Vladimirovna – Member of the Board of Directors
Year of birth: 1980
Citizenship: Russia
Education: higher, graduated in 2001 the College of the Ministry of foreign affaires of Russian federation; in 2002 the State University of Administration.
Experience for the last 5 years: Specialist of the 1st category, Lord high fixer, Head of department on financial analysis and dividends forming of the department on economic planning and financial supervision of JSC RAO "UES of Russia".
Enters in the Board of Directors of the following legal entities:
JSC "Berezovskaya GRES", member of the Board of directors;
JSC "Orenburgskaya heat generating company", member of the Board of directors;
JSC "Surgutskaya GRES-1", member of the Board of directors.

Share in the authorized capital of the Company: 0,00%
Date of the first election in the Board of Directors of the Company: 27.06.05

6. Eliseeva Irina Eduardovna – Member of the Board of Directors (independent director).
Year of birth: 1978
Citizenship: Russia

Education: higher, graduated in 2001 the Moscow State University of M.V. Lomonosov, specialist in law.
Experience for the last 5 years: legal adviser of ZAO "TransExpert"; advocate of the Moscow city advocate board"
Enters in the Board of Directors of the following legal entities:
JSC "Orlovskaya main power lines company", member of the Board of directors;
JSC "Amurenergo", member of the Board of directors;
JSC "Energoservice", member of the Board of directors;
JSC "Daltechenergo", member of the Board of directors;
JSC "Yakutskaya energy repairing company", member of the Board of directors;
JSC "Neriungryenergoremont", member of the Board of directors;
Khabarovskaya repairing construction company", member of the Board of directors;
JSC "Kirovenergosbyt", member of the Board of directors;
JSC "Cheliabenergosbyt", member of the Board of directors;
ZAO MSC "Health Centre Energetic", member of the Board of directors;
JSC AC " Omskenergo", member of the Board of directors;
JSC "Specavtohoziaysvo", member of the Board of directors;
JSC "Guberovsky repair-mechanical plant", member of the Board of directors.
Share in the authorized capital of the Company: 0,00%
Date of the first election in the Board of Directors of the Company: 27.06.05
During the reporting period there were nor registered any suits outside the Company to the member of the Board of Directors, also outside the Member of the Board of Directors.
For the reporting period an aggregate remuneration for participation in the Board of Directors amounted RUR 467 983.

7. Kozhura Ruslan Viacheslavovich – Member of the Board of directors (independent director)
Year of birth – 1963
Citizenship: Russia
Education: higher, graduated Moscow cooperative institute in 1985, specialization: accounting and economic analysis; in 1999 graduated Moscow M.V. Lomonosov State University, specialization – jurisprudence.

Experience for the last 5 years: senior staff scientist, learned secretary of International methodological association; attorney of the Moscow city Bar; senior lecturer of the chair of law of the Moscow physicotechnical institute (State University).
Enters in the Board of Directors of the following legal entities:
National Federation of consultants and auditors, Member of the Board, Chairman of the Committee since 24.07.2000.
JSC PRP "Omskenergoremont" , Member of the Board of directors;
JSC "Orlovskaya energetic managing company", member of the Board of directors;
JSC "Orlovskaya energy sales company", member of the Board of directors;
JSC "Industrial and repairing enterprise" (Chita), member of the Board of directors;
ZAO "LuTEC", deputy Chairman of the Board of directors;
JSC "Dalenergo", member of the Board of directors;
JSC "Sakhaenergo", member of the Board of directors;
JSC "Habarovskaya industrial and repairing company", member of the Board of directors;
JSC "Khabarovskaya energotechnical company", member of the Board of directors;
JSC "Cheliabinskaya generating company", member of the Board of directors;
JSC "FGC-14", member of the Board of directors;
JSC "Engerneering and construction company", member of the Board of directors;
JSC "PRP-lines", member of the Board of directors;
JSC "Dalenergoset'project", member of the Board of director;

JSC "Buriatset'remont", member of the Board of directors.

Share in the authorized capital of the Company: 0,00%
Date of the first election in the Board of Directors of the Company: 24.06.04
During the reporting period there were nor registered any suits outside the Company to the member of the Board of Directors, also outside the Member of the Board of Directors.
For the reporting period an aggregate remuneration for participation in the Board of Directors amounted RUR 560 812

8. Mazikin Valentin Petrovich- Member of the Board of Directors.
Date of birth – 1945.
Citizenship: Russia
Education: higher, graduated the Kuzbass Polytechnic Institute in 1970, specialization: technology and comprehensive mechanization of underground mining, Doctor of Technics.
Experience for the last 5 years: Deputy Governor of Kemerovo region at the coal industry, First Deputy Governor of Kemerovo region for fuel and energy complex, First Deputy Governor of Kemerovo region in Kemerovo regional Administration.

Share in the authorized capital of the Company: no
Date of first election to the Board of Directors: 28.10.2000
During the reporting period there were nor registered any suits outside the Company to the member of the Board of Directors, also outside the Member of the Board of Directors.

9. Platonov Vladimir Yurievich – Member of the Board of Directors.

Date of Birth – 1959
Citizenship: Russia
Education: higher
Experience for the last 5 years: deputy Chairman of the Management Board – head of department for economic security and regime, member of the Management Board of JSC RAO 'UES of Russia".
Share in the authorized capital of the Company: no
Date of first election to the Board of Directors: 28.10.2000
During the reporting period there were nor registered any suits outside the Company to the member of the Board of Directors, also outside the Member of the Board of Directors.
For the reporting period an aggregate remuneration for participation in the Board of Directors amounted RUR 57 916.
10. Shulin Maxim Igorevich – Member of the Board of Directors.

Date of Birth – 1978
Citizenship: Russia
Education: higher, graduated in 2000 the Ural State Technological University – UPI, specialist in management in fuel and energetics complex,
Experience for the last 5 years: deputy Head of department on financial planning and organizing of payments with creditors of JSC "Sverdlovenergo"; Adviser on the Board of Directors activity of the Representative office of JSC RAO "UES of Russia" – "Uralenergo"; Adviser of the Fund "Institute of professional directors".
Enters in the Board of Directors of the following legal entities:
JSC "Altayenergo", member of the Board of directors;
JSC "Arhenergo", member of the Board of directors;
JSC "Kirovenergo", member of the Board of directors;
JSC "Kurganenergo", member of the Board of directors;

JSC "Omskenergo", Deputy Chairman of the Board of Directors;
JSC "Permenergo", member of the Board of directors;
JSC "Udmurtenergo", member of the Board of directors;
JSC "Cheliabenergo", member of the Board of directors;
JSC "Votkinskaya GES", member of the Board of directors;
JSC "FGC-8", member of the Board of directors;
JSC "FGC-10", member of the Board of directors;
JSC "Vladimirskaya generating company", member of the Board of directors;
JSC "Voronezhskaya UEC ", member of the Board of directors;
JSC "Ivanovskaya managing energy company", member of the Board of directors;
JSC "Main power lines company", (Moscow) member of the Board of directors;
JSC "Mariiskaya regional generating company ",member of the Board of directors;
JSC "Mordovskaya main power lines company", member of the Board of directors;
JSC "Novgorodskaya energy sales company", Deputy Chairman of the Board of directors;
JSC "Penzenskaya energy managing company", member of the Board of directors;
OP "Verhne-Mutnovskaya GeoES", member of the Board of directors;
JSC "Permenergoremont", member of the Board of directors;
JSC "Priokskaya territory generating company", member of the Board of directors;
JSC "Riazanskie main power lines", member of the Board of directors;
JSC "Sverdlovskaya energy servicing company", member of the Board of directors;
JSC "Smolenskaya GRES", member of the Board of directors;
JSC "Tambovskaya energy sales company", member of the Board of directors;
JSC "Tverskaya generating company", member of the Board of directors;
JSC "Managing company Daghenergo", member of the Board of directors;
JSC "Yaroslavskaya sales company", member of the Board of directors;
JSC "Kirovenergospecremont", member of the Board of directors;
JSC "Magadaneletrosetremont", member of the Board of directors;
JSC "Neriungryenergoremont", member of the Board of directors;
JSC "Orenburgelectrosetremont", member of the Board of directors;
JSC "PermGRESteploavtomatica", member of the Board of directors;
JSC "Permelectrosetremont", member of the Board of directors;
JSC "Severenergoremont", member of the Board of directors;
ZAO "CK Privatenergostrakh", member of the Board of directors;
Ltd. "CB "Permenergo", member of the Board of directors.

Share in the authorized capital of the Company: no
Date of first election to the Board of Directors: 27.06.2005
During the reporting period there were nor registered any suits outside the Company to the member of the Board of Directors, also outside the Member of the Board of Directors.
For the reporting period an aggregate remuneration for participation in the Board of Directors amounted RUR 98 520.

11. Shumilov Alexander Alexandrovich – deputy Chairman of the Board of Directors
Date of Birth – 1967
Citizenship: Russia
Education: higher, graduated Nizhegorodsky N.I. Lobachevsky State University in 1998, specialization – management
Experience for the last 5 years: commercial director of Ltd. "Firm Toner: (N.Novgorod);
Deputy general director on reforming and proprietorship of Nizhegorodsky JSC of energy and electricity "Nizhnovenergo"; deputy director of strategic department of JSC. "MDM Group"/ JSC "SUEC"/JSC "HC "SUEC".
Enters in the Board of Directors of the following legal entities:

JSC "FGC-5", member of the Board of directors;
JSC "Yakutskenergo", member of the Board of directors;
JSC "OGC-6", member of the Board of directors;
JSC "Khabarovskenergo", member of the Board of directors;
JSC "Prokopievskenergo", member of the Board of directors;
JSC "Energoavtotrans", member of the Board of directors;
JSC "Production and repairing company – Stations", member of the Board of directors;
JSC "Chitatechenergo", member of the Board of directors;
JSC "PRP Primorenergoremont", member of the Board of directors;
JSC "Tulaenergoremont", member of the Board of directors;
JSC "Orlovskaya generating company", member of the Board of directors;
JSC Managing company Kirovenergo", member of the Board of directors;
JSC "Cheliabinskaya managing energy company", member of the Board of directors;
JSC "Socsphere", member of the Board of directors;
JSC "FGC-14", member of the Board of directors;
JSC"Autotransport"Energo", member of the Board of directors;
JSC "Dalenergotechcomplect", member of the Board of directors;
JSC "Altauelectrosetremont", member of the Board of directors.
Share in the authorized capital of the Company: no
Date of first election to the Board of Directors: 24.06.2004
During the reporting period there were nor registered any suits outside the Company to the member of the Board of Directors, also outside the Member of the Board of Directors.
For the reporting period an aggregate remuneration for participation in the Board of Directors amounted RUR 560 813.

Mr. Maxim Igorevich Shumilin is an independent Director of the Company in the structure of the Board of Directors of the Company in accordance with requirements of the Corporate behavior Code (approved at the RF Government meeting 28.11.2001, minutes №49 and recommended to application by the resolution of FCCB dd.04.04.2002, №421/p "on recommendations to the Corporate behavior Code to application".

In accordance with Regulations on payment of compensation and remuneration to the members of the Board of Directors approved by the general meeting of shareholders of the Company, dd. 02.06.2003, remuneration to the members of the Board of Directors shall to be paid in the following order:

1. for participation at the meeting of the Board of Directors (whether the form) to the member of the Board of Directors of the company in sum of five times over minimal month rate of employer of 1st grade, fixed by branch tariff agreement for the day of the meeting of the Board of Directors holding .
2. If the general meeting of shareholders approved a decision on dividend payment on the ordinary shares of the company over the results of financial year (or over results of the 1st quarter/ half year/ nine months) to the member of the board of Directors shall be paid a remuneration, which sum shall be calculated according to amount of declared by the company dividends on ordinary shares and quantity of meetings where the member of the Board of Directors took part.
   Remuneration's amount paid to the Chairman of the Board of Directors shall be increased to 50%.
   Besides, all travel expenses shall be paid as compensation to the member of the Board of Directors.
   During the year 2005, remuneration in sum of 5 135 482 roubles was paid to the members of the Board of Directors.

3.2.2. Committees of the Board of Directors.
Within the year 2005 any committees under the Board of Directors were not established (according to the requirements of the Corporate Behavior Code).
3.2.3. Revision Committee.
The body of Revision Committee (decision about election was approved the 27th of June 2005 by annual general meeting of shareholders) is the follows:

1. **Dolgopol Olga Semenovna – Chairman of the Revision Committee.**

Education: higher.
Experience for the last five years: leading expert, deputy head of department head of department on financial audit of the Corporate Centre of JSC RAO "UES of Russia".
Share in the authorized capital of the Company: no
2. Smirnova Elena Evgenievna – member of the Revision Committee.
Education: higher
Experience for the last five years: deputy chief accountant, financial controller of Ltd. "Avikom A"; adviser on revision committees activity of the Representative office of JSC RAO "UES of Russia" named "Centrenergo"; deputy general director on economics of ZAO "Transservicenergo"; head of department on the revision committees activity of the Business unit №2 of JSC RAO "UES of Russia".
Share in the authorized capital of the Company: no

3. **Rudnev Dmitry Andreevich** – member of the Revision Committee.
Education: higher
Experience for the last five years: Key specialist of the Department on business planning of the Corporate Centre of JSC RAO "UES of Russia".
Share in the authorized capital of the Company: no

4. **Blagoveshenskaya Larisa Valentinovna** - member of the Revision Committee.
Education: higher
Experience for the last five years: head of section of the Department on economic planning and financial supervision of the Business Unit №2 of JSC RAO "UES of Russia".
Share in the authorized capital of the Company: no

5. **Laritskaya Tatiana Dmitrievna** – member of the Revision Committee.
Education: higher
Experience for the last five years:head of department on internal audit and analysis of the Department on supervision and analysis of JSC "Kuzbassenergo".
Share in the authorized capital of the Company: no

Remuneration and compensation to the members of Revision Committee are paid in accordance with Regulation in force on payments of remuneration and compensation to the members of Revision Committee of the Company, approved by annual general meeting of shareholders of the Company, dd. 21.06.2002.
Total sum of remuneration amounted RUR 461 906 was paid to the members of Revision Committee in the year 2005.

3.2.4. General Director.
Mikhailov Sergey Nickolaevich
Date of birth: 1959
Education: higher
Experience for the last 5 years: external manager, acting as general director, and general director of the Company.
Share in the authorized capital of the Company: no

3.2.5. Management Board.
Management Board of the Company is represented by:
1. Mikhailov Sergey Nicolaevich – Chairman of the Management Board of the Company.

2. Grebenikov Alexey Antonovich – member of the Management Board of the Company.

Date of birth – 1939
Education: higher
Experience for the last 5 years: First deputy General Director of the Company.
Share in the authorized capital of the Company: no

3. Gretsinger Yury Alexandrovich – member of the Management Board of the Company.
Date of birth - 1953
Education: higher
Experience for the last 5 years: deputy General Director on capital construction; deputy General Director for production, technical director of the Company.

Share in the authorized capital of the Company: no

4.Ivanov Boris Ivanovich – member of the Management Board of the Company.
Date of birth - 1960
Education: higher
Experience for the last 5 years: Director on fuel supply and material and technical supply; deputy General Director on fuel provision, deputy General Director on production provision of the Company.

Share in the authorized capital of the Company: no

5.Erofeev Alexander Kupryanovich – member of the Management Board of the Company.
Date of birth - 1959
Education: higher
Experience for the last 5 years: Director of department on work with potential investors of the realization fund of Federal Program of social and economic development of Buriatia Republic; president of JSC 'Selenga" (washing-machine plant); assistant of general director for accounts receivable, head of the marketing and investment planning department, deputy general director for accounts receivable and restructuring; deputy General Director for corporate governance of the Company.

Share in the authorized capital of the Company: no

6. Lavrov Alexander Mikhaylovich – member of the Management Board of the Company.
Date of birth - 1950
Education: higher, Doctor of Economics, Corresponding Member of Academy of Western-Siberia branch.

Experience for the last 5 years: Deputy Governor of Kemerovo region on economics and finance of Kemerovo regional Administration; general manager on projects of the Representative office Ltd. "Elke trading" (Kemerovo) in the Kuzbass; head of Marketing Chair of Kemerovo state University ; deputy general director on financial and economic activity of the Company.

Share in the authorized capital of the Company: no

7. Petrov Leonid Prokhorovich - member of the Management Board of the Company.
Date of birth - 1961
Education: higher
Experience for the last 5 years: Deputy director of the affiliated company of the Company - "Energosbyt"; deputy general director of the Company for supply ; director of affiliated company "Energosbyt"
Share in the authorized capital of the Company: no

Monthly remuneration in sum of 10% from their official salary is paid to the members of the Management Board of the Company.
The sum of remuneration shall be increased for actual increase of consumer's costs in accordance with the branch tariff agreement.
The member of the Management Board may be extra encouraged in the order and in accordance with conditions determined by the Board of Directors of the Company.
Over the results of the year 2005, remuneration to the members of the Management Board of the Company equal to RUR 640 287 was paid .

Authorized capital.

Authorized capital of the Company is composed of the nominal value of the Company's stocks purchased by the shareholders (placed stocks). There are no declared stocks of the Company.
Authorized capital of the Company as for a date of 31.12.2005 amounted RUR 606 163 800 (six hundred millions one hundred sixty three thousands and eight hundred rubles).
The first issue of the Company's securities was made under the process of privatization and founding of the Kuzbass Joint Stock Company of energetics and electrification in accordance with the decision of the Committee on administration of municipal property of Kemerovo region dd. 31.12.1993. Resolution on the issue and report on the issue results were registered under the number 309-1п- 00374 dd.25.07.1994 by the Main Financial Department of the Kemerovo regional Administration. Parameters of the issue: placement way – closed subscription; period of placement – since the 12.01.1994 till the 21.01.1994; number of actually placed securities of the issue in accordance with the registered report on the issue's results – 3 030 819 stocks.
The second additional issue of the Company's securities (decision on the issue and report on the issue results) was registered by the Main financial Department of the Kemerovo regional Administration under the number 39-1-00970 dd. 23.11.1995.
Parameters of the issue: issue way – distribution between the shareholders; period of the distribution – since the 23.11.1995 till the 23.11.1995; number of the actually distributed securities in accordance with the registered report on the issue results – 603 132 981 stocks.
The total number of the allocated ordinary registered stocks with equal nominal value of 1 RUR (one ruble) each is 606 163 800 (six hundred millions one hundred sixty three thousands and eight hundred stocks) , the total sum on nominal value 606 163 800 (six hundred millions one hundred sixty three thousands and eight hundred rubles.)

By the Resolution of FCCB of Russia dd. 24.06.2003 №03-1210/p an unification of all securities issued by the Company was made , following which:
1) the following State registration numbers assigned to the issue of the Company's ordinary registered shares, i.e. 39-1п-00734 dd. 25.07.1994; 39-1-00970 dd. 23.11.1995 were annulled;
2) The unique State registration number 1-01-00064A dd. 24.06.2003 was assigned to the aforementioned issue of the ordinary registered shares of the Company.

A part of the Company's stocks in the form of depository receipts (American depository receipts) is in circulation abroad of Russian federation.

Level and status of a program: sponsored by the ADR of 1 level, number of the ordinary registered stocks on the 1 ADR amounts 10.

Depository Bank – The BANK OF NEW YPRK INTERNATIONAL NOMINEES, depository agreement was signed the 23 of October 1997. ADR of the Company is trade at the Berlin and Frankfurt stock exchanges, and are circulated at the USA intrastock exchange market.

As for situation for the 31. 12.2005 the stocks number deposited against the depository receipts was equal to 9 673 120 stocks, i.e. 1,60% of the authorized capital and of the total number of votes.

month	Number of DR being in circulation (pieces)	Price of DR, $	Market capitalization of ADR, thousands $
January 2005	1 175 270	$7,10	$ 8 050
February 2005	1 173 470	$7,35	$ 8 625
March 2005	1 138 570	$7,10	$ 8 083
April 2005	1 134 930	$6,70	$ 7 604
May 2005	1 092 590	$7,00	$ 7 648
June 2005	1 040 005	$7,20	$ 7 488
July 2005	1 005 347	$6,90	$ 6 936
August 2005	1 005 347	$6,90	$ 6 936
September 2005	990 347	$7,50	$ 7 427
October 2005	975 397	$8,00	$ 7 803
November 2005	975 398	$9,50	$ 9 266
December 2005	967 312	$11,50	$ 11 124

Number of DR being in circulation (pieces)


1000,0
0,0
janua...
februa...
marc...
april 05
may 05
june 05
july 05
augus...
sept...
octob...
nov...
dec...

Price of DR, $


$14,0
$12,0
$10,0
$8,0
$6,0
$4,0
$2,0
$-
january 05
february 05
march 05
april 05
may 05
june 05
july 05
august 05
september 05
october 05
november 05
december 05
Price of DR, $

Coordination of prices for 1 ADR and for a stock of the company according to the data of the Bank of New York and Russian stock exchange "RTS"

Period	Price for 1 stock of the company	Price for 1 ADR
January 2005	0,71	7,10
February 2005	0,74	7,35
March 2005	0,73	7,10
April 2005	0,72	6,70
May 2005	0,73	7,00
June 2005	0,75	7,20
July 2005	0,82	6.90
August 2005	0,69	6,90
September 2005	0,82	7,50
October 2005	0,82	8,00
November 2005	0,94	9,50
December 2005	1,03	11,50



$14
$12
$10
$8
$6
$4
$2
$0
RTS
Bank of New York
january 05
february 05
march 05
april 05
may 05
june 05
july 05
august 05
september 05
october 05
november 05
december 05

The list of shareholders owned more then 5% of the authorized capital stocks

№	Shareholder's name	Share in the authorized capital (%) as for a date:	
		31.12.2004	31.12.2005
1.	Closed joint stock company "Depository-Clearing Company" (nominal holder)	44,01	2,57
2.	Limited liability company "Central Moscow depository" (nominal holder)	49,00*	-
3.	Limited liability company "Depository and corporate technologies" (nominal holder)	-	49,00*
4.	Closed joint stock company "Raiffeisenbank Austria" (nominal holder) -	43,47*	

* Owner – JSC RAO "UES of Russia"

** Owner – JSC "SUEC"

Structure of the Company's authorized capital

Name of securities owner	Share in the authorized capital (%) as for a date:	
	31.12.2004	21.12.2005

- JSC RAO "UES of Russia" - Natural persons - Legal entities - Federal property - Property of the RF subject	49,00 3,36 47,64 - -	49,00 2,64 48,36 - -
Total:	100,00	100,00

Structure of the authorized capital of JSC 'Kuzbassenergo" as for a date of 31.12.2004


47,64%
49%
0%
3,36%
JSC RAO UES of Russia
Legal entities and nominal holders
natural persons
Federal property and property of Kemerovo region

Struture of the authorized capital of JSC 'Kuzbassenergo" as for a date of 31.12.2005


48,36%
49%
0%
2,64%
JSC RAO UES of Russia
Legal entities and nominal holders
natural persons
Federal property and property of Kemerovo region

The Company's stock during the year 2005 were circulated at the JSC 'Stock exchange RTS" and ZAO "Stock exchange MMVB".
At the NP "Stock exchange RTS" an ordinary stock of the Company was trade in the system named "Classical market, stocks" since 05.01.2005. Enters in the list for RTS indexation.
Code of ordinary stock of the Company is KZBE.
Also its trade in the system named "Stock exchange market JSC RTS" since 23.11.2004. Code of ordinary stock of the Company: KZBEG.
For the year 2005 at the Non profit partnership 'Stock exchange RTS" in the system "Classical market, stocks" in the regime "market and address references" were registered 50 transactions with the ordinary stocks of the Company with a volume of trades equal to 1 848 245 USD or 2 205 515 pieces.

Information on the Company's ordinary stocks circulation at the NP "Stock exchange RTS"


Information on stock market Stock quotation in 2005
$1
$1
$0
$-
january
february
march
april
may
june
july
august
september
october
november
december
purchase, USD
sale, USD

Bidding volume in 2005, USD


$800 000
$400 000
$-
january
february
march
april
may
june
july
august
september
october
november
december
Trade volume, USD

Bidding volume in 2005, pieces


$800 000
$600 000
$400 000
$200 000
$-
january
february
march
april
may
june
july
august
september
october
november
december
Trade volume, pieces

Period	Purchase, USD (on the last working day)	Sale, USD (on the last working day)	Bidding volume, USD	Bidding volume, amount of stalks	Number of bargains
January	0,68500	0,71000	13900	20000	1
February	0,69500	0,75000	93810	131000	4
March	0,695000	0,73000	208730	302000	5
April	0,67000	0,72500	104352	155750	7
May	0,70000	0,733500	There were not transaction in this period		
June	0,72000	0,75000	92971	31815	4
July	0,72000	0,82000	131456	182200	5
1822000	0,68000	0,72000	46080	64000	2

September	0,74000	0,82000	163250	219500	6
October	0,79000	0,82950	There were not transaction in this period		
November	0,86000	0,94000	275375	330000	5
December	1,03000	1,10000	718321	669250	11

363 market transactions with ordinary stocks of the Company equal to 1 434 100 pieces were registered at the ZAO "Stock Exchange MMVB" in the year 2005. Bidding volume for this period was RUR 34 557 889.
20 market transactions with ordinary stocks of the Company with a bidding volume amounted RUR 7 102 225 or 296 502 pieces were registered at the JSC "Stock Exchange RTS" in 2005.
Information on market capitalization of the Company for the year 2005 was brought to conformity with calculation made by NP "Stock Exchange RTS" according to the Order of FSFR of Russia №05-5/пз-н dd.16.03.2005.

Calculating month	Price for 10 large scale transactions	Payments period	Number of transactions for the month	Number of transactions for 3 months	Stocks number	Capitalization, USD
February 2005	-	-	4	9	606 163 800	-
March 2005	0,69854	3 months	5	>=10	606 163 800	423 429 661
May 2005	0,68418	3 months	0	>=10	606 163 800	414 725 149
August 2005	0,71673	3 months	2	>=10	606 163 800	434 455 780
September 2005	0,73103	3months	6	>=10	606 163 800	443 123 923
November 2005	0,79821	3months	5	>=10	606 163 800	483 846 007
December 2005	1,07519	1 month	>=10	>=10	606 163 800	651 741 256

Transactions for the 4th quarter 2005 on which base was calculated capitalization

Time	Price, USD	Transaction volume, pieces	Transaction volume, USD
2005-11-01 17:41:00	0,83	150 000	124 500
2005-11-01 17:43:00	0,8295	150 000	124 425
2005-11-15 11:36:00	0,87	15 000	13 050
2005-11-29 17:59:00	0,89	10 000	8 900
2005-11-29 18:01:00	0,90	5 000	4 500
2005-12-01 17:08:00	0,94	25 000	23 500
2005-12-05 17:12:00	0,95	50 000	47 500
2005-12-06 11:26:00	1	35 000	35 000
2005-12-16 14:39:00	1,08	146 400	158 112
2005-12-19 12:11:00	1,15	50 000	57 500
2005-12-19 12:11:00	1,14	11 500	13 110
2005-12-21 14:42:00	1,11	71 350	79 198,5
2005-12-22 12:02:00	1,1	110 000	121 000
2005-12-22 13:27:00	1,09	110 000	119 900
2005-12-22 13:43:00	1,08	50 000	54 000

3.3. Affiliated and subsidiary companies

№	Company name	Main activity	Mount of investments, RUR thousand	Share in AC, %, by 31.12.2005
1.	JSC "Kuzbasshydroenergostroy"	building and assembly jobs in construction, reconstruction, technical reequipment, also repair of objects of industrial and civil purposes; production and trade of construction materials and constructions, items all over their range including under supervision of the bodies of Rosgortechnadzor of Russia (Russian mining engineering supervision); designing; other activity not prohibited by the Russian Federation legislation.	118 619	100%
2	Ltd. "Sbytenergo"	Electric and heat power distribution; maintenance, mounting, repair, transporting and manual supervision of electric and heat power; other activity not prohibited by the Russian Federation legislation	100	100%
3	JSC "Prokopievskenergo"	Electric and heat power supply to consumers by way of its purchasing, transformation, distribution, transporting and trading; repair of electric measuring items, electrical devices, electricity supply meters; maintenance and repair of hoisting mechanism and devices; building and construction activity; transport and shipping activities and others related to transporting; creation and maintenance of filling stations; trade, intermediate and foreign activity; assistance to researching, experimental development, design, technological and promotional works.; other	19 380	60%

		activity not prohibited by the Russian Federation legislation		
4	Ltd. "Bill Center of Kuzbassenergo"	import and export of production and technical goods and consumer goods, know-how and services; intermediate and trade activities; other activity not prohibited by the Russian Federation legislation	401	100%
5	JSC "Investment and production enterprise "Vodocanal"	Water supply to consumers and wastewater intake, maintenance, current and emergency repair of external and internal ware supply systems and drainage systems; construction, mounting, balancing and commissioning and finishing works; production of production and technical purposes goods; other activity not prohibited by the Russian Federation legislation	31 300	74,5%
6	JSC "Auto transport enterprise Kuzbassenergo"	transport and shipping services of legal entities and physical persons; technical services and repair of transport belonging to legal entities and physical persons; capital construction of industrial and social-cultural objects; designing on reconstruction of technical buildings and constructions; creation of processing plants on the good's manufacturing; wholesale and retail trade; other activity not prohibited by the Russian Federation legislation	103 834	100%
7	JSC "Medicosanitary Center "Center of Health "Energetic"	qualified medical services including special treatment; out-patient treatment, day hospital; preventive activity; professional fitness expertise; other activity not prohibited by the Russian Federation legislation	114 526	100%
8	JSC	works on own production	2 298	100%

	"Kuzbassenergoservice"	profile under the general contract and general contractor's functions fulfillment; " turnkey" works and principal functions fulfillment; logistical support including own production and works fulfilled by the third parties; repair of electric and energy equipment at the heat power plants, transferring devices and constructions, in the others enterprises, repair of different technical equipment, pipelines, product pipelines, distribution mains, buildings and constructions, hoisting equipments and devices; general construction and technical reequipment of energy enterprises and others industrial objects, civil and social objects; other activity not prohibited by the Russian Federation		
9	JSC "Engineering and analytical center Kuzbasstechenergo"	testing and repair, development of standard and energy characteristics of heat-mechanic equipment (boilers, turbines, heat supply systems and auxiliary equipment); works and services of nature conservation purposes in part of repair and maintenance of nature conservation equipment , ventilating systems, devices for control and measuring of ecological parameters of production and transport facilities; balancing and commissioning works, operating and commissioning works at the heat-technical sets of gas enterprises; repair of the automatic mechanism systems and water-chemical regimes of boiler sets; production, repair,	18 000	100%

	. .	calibration and checking of the measuring devices; repair and commissioning of the automatic mechanism facilities and electronic equipment; repair and mounting of electric devices and networks; other activity not prohibited by the Russian Federation legislation		
10	JSC "Kuzbassetremont"	repair of equipment, buildings and constructions of electric networks; repair of high-voltage line 0,4-20 kw; repair of buildings and constructions at the objects of electric networks; repair, testing and diagnostics of a state of equipment, buildings and constructions of electric networks; equipment mounting; mounting of buildings and constructions of electric networks; trade and supply activity; other activity not prohibited by the Russian Federation legislation	8 767	100%
11	JSC "Kuzbass energy repairing company"	building and assembly jobs in construction, reconstruction, technical reequipment, also repair of objects of industrial and civil purposes in its full range as principal contractor and subcontractor; supervision over the quality of construction works and output of the good of building purposes including works realization under the contracts for the third parties (companies); production and trade of construction materials, constructions and items in its full range including subjected to the supervision of the Gosgortechnadzor of Russia (State mining engineering supervision of Russia); construction of the gas	30 022	100%

		equipment's object, gas-regulating stations and plants, gas pipe-lines and gas equipment of industrial, agricultural and others enterprises used natural gas; mounting, repair of energy objects, electric heat power equipment and consumer's energy installations; other activity not prohibited by the Russian Federation legislation.		

Information on the Company's investments in the other companies:

Company's name	Activity	Investments amount, thousands RUR	Share in AC, % as for a date of 31.12.2005.
TOO "South-West"	Investments	4,4	7,25%
ZAO "Bagran"	Production of heat insulation	0,5	7,14%
Journal "Fuel and energy complex and resources of Kuzbass" Ltd.	Editing and publishing	50	6,67%

3.4. Information about the substantial facts
(in accordance with the Resolution on disclosure of information by the issuers of securities, approved by the FSFR of Russian №05-5/пз-н 16.03.2005)

The Chronicle of transactions made by the Company during the year 2005.

In 2005, the year under review, the Company did not make bargains, which are recognized by the FL "On joint-stocks companies" as big ones.
In 2005, the year under review, the Company made 2 bargains recognized according to the the FL "On joint-stocks companies" as bargains, which meet one's personal interests. The bargains were made according to the decision adopted by the Board of Directors of the Company 19.04.2005, Minutes №15/10:
1) Lease contract with JSC "Social institution –Centre of Remote Control UES" (CO-TsDU UES" at real estate of the JSC "Kuzbassenergo". Essential terms of the contract:

Contract parties:
Lessor – JSC "Kuzbassenergo"
Leaser – JSC "CO-TsDU UES"
Subject of the contract:
Lessor undertakes to give to the Leaser in timely paid using and owning a real estate in accordance with appendix №1 and the Leaser undertakes to accept real estate in paid using and owning in the terms of the Lessor.

Contracts'terms:
Terms of the lease contract shall to fixed since 00-00 a.m. of the 01st of May 2005 till the 24-00 a.m. of the 31st of March 2006.

Contract price:
Amount of the lease value for real estate property owned by the JSC "Kuzbassenergo" transferred to the lease to the JSC "Automated dispatching system" is equal to 2 609 000 rubles a year (including VAT).
Other essential terms of the lease:
Real estate property transfer is carried out beginning the 00-00 of the 1st of May 2005.
Real estate property is transferred to the lease with a purpose of operative-dispatcher control on the territory of Kemerovo region.
Lease payment shall to be accrued every month not later then 21 date of the current month.
Leaser is obliged to make a current repair of the real estate property. Lease payment is not include payments for:
Hot and cold water supply and sewerage;
Heating;
Maintenance charges;
Energy supply;
Telephone communications.

Compensation of the charges for communal service shall be made against the single invoices. Amount of compensation for the communal services shall to be calculated on the ground of invoiced sum for these services presented by the communal authorities in proportion to the area placed by the leaser. Compensation of the cost of telecommunication shall to be made against the invoice presented by the telecommunication office.

2) Lease contract with JSC "Automated dispatching system" of movables owned by the JSC "Kuzbassenergo".
Essential terms of the lease:
Parties of the lease:
Lessor – JSC "Kuzbassenergo"
Leaser – JSC "Automated dispatching system"
Subject of the contract:
Lessor undertakes to give to the Leaser in timely paid using and owning a movables in accordance with appendix №1 and the Leaser undertakes to accept real estate in paid using and owning in the terms of the Lessor.
Contracts'terms:
Terms of the lease contract shall to fixed since 00-00 a.m. of the 01st of May 2005 till the 24-00 a.m. of the 31st of March 2006.

Contract price:
Amount of the lease value for movables owned by the JSC "Kuzbassenergo" transferred to the lease to the JSC "Automated dispatching system UES" is equal to 1 515 680 rubles a year (including VAT).
Other essential terms of the lease:
Movables transfer is carried out since the 00-00 of the 1st of May 2005.
Lease payment shall to be accrued every month not later then 21 date of the current month.
Leaser is obliged to make a current repair of the movables.

Other essential facts of the reporting fiscal year:
«INFORMATION ON REGISTER CLOSING DATES »

1. The substantial fact code: 0800064A06052005
2.Contents of the announcement:
2.1. The type, category, series and other ID features of the ordinary registered shares: ordinary registered stocks, registered number of issue: a-01-00064-A
The purpose of making the list of shareholders of ordinary registered shares: holding the annual general meeting of shareholders of JSC "Kuzbassenergo".
2.3. The date of making the list of shareholders of nominal shares: 13 of May 2005.
2.4. The date of making and number of the minutes of the meeting the Board of Directors of the issuer where the decision on making the list of owners of securities of the issuer was made: the 6th of May 2005 №16/10.

"INFORMATION ON REGISTER CLOSING DATES "

1. The substantial fact code: 0800064A17112005
2.Contents of the announcement:

2.1. The type, category, series and other ID features of Registered Securities: ordinary registered shares, registered number of issue 1-01-00064-A.
2.2. The purpose of making the list of shareholders of ordinary registered shares: holding the extraordinary general meeting of shareholders of JSC "Kuzbassenergo".
2.3. The date of making the list of shareholders of nominal shares: 14 of November 2005
2.4. The date of making and number of the minutes of the meeting the Board of Directors of the issuer where the decision on making the list of owners of securities of the issuer was made: 17 of November 2005 №7/11

"INFORMATION ON APPEARANCE IN THE ISSUER'S REGISTER OF A PERSON OWNED MORE THEN 25 PERCENTS OF HIS SECURITIES"

1 1. The substantial fact code: 0700064A01062005
2. Contents of the announcement:
2.1. The type, category, series and other ID features of Registered Securities: ordinary registered shares
2.2. Surname and name of natural person or full and abbreviated name (for non profit institutions), location and address for posting receipt by legal entity registered in the system of register keeping of securities owners, and if such a person is a nominal holder, indications to this circumstances: OOO "Depository and clearing technologies"; location: building 17, corp.1, Ramenki str., Moscow 119607; postal address: building 9, corp.2, 2 Horoshevsky proezd str., Moscow, 123007; nominal holder.
2.3. Share of securities recorded for the person's name registered in the system of register keeping of securities owners of the Issuer: 49%.
2.4. Date of receipt record making on the settlement account of the person registered in the system of register keeping of securities owners of the issuer: 25.05.2005.

"INFORMATION ON APPEARANCE IN THE ISSUER'S REGISTER OF A PERSON OWNED MORE THEN 25 PERCENTS OF HIS SECURITIES"

1 1. The substantial fact code: 0700064A24062005
2. Contents of the announcement:
2.1. The type, category, series and other ID features of Registered Securities: ordinary registered shares
2.2. Surname and name of natural person or full and abbreviated name (for non profit institutions): **Closed Joint Stock Company, ZAO "Raiffaizedbank Austria"**
location: 17, stroienie 1, Troitskaya str., Moscow, RF, 129090
address for posting receipt by legal entity registered in the system of register keeping of securities owners of the issuer: 17, stroienie 1, Troitskaya str., Moscow, RF, 129090
Nominal holder.

2.3. Share of securities recorded for the person's name registered in the system of register keeping of securities owners of the Issuer: 43,2%
2.4. Date of receipt record making on the settlement account of the person registered in the system of register keeping of securities owners of the issuer: 24.06.2005.

" INFORMATION ON DECISIONS ADOPTED BY THE GENERAL MEETINGS OF SHAREHODERS"

1. 1. The substantial fact code: **1000064A04072005**
2. Contents of the announcement:
2.1. Type of general meeting (annual, extraordinary) **Annual.**
2.2. Form of holding: **meeting**
2.3. Date and time of meeting holding: **"27th" of June 2005, Novokemerovskaya TETZ (heat station), Predzavodskoy village, Kemerovo**
2.4. Quorum of the general meeting: 92,4751%.
2.5. Issues submitted to the voting, voting results.
1. On approval of annual report, annual accounting report, including profit and losses report, also distribution of profit (including dividends payment) and losses of the Company over the results of the 2004 fiscal year.
Voting results: "For" – 560 527 987 votes, "Against" – 0 votes, "Abstain" – 22 400 votes.
Votes number in the ballots for voting recognized as Void – 0.
2. On election of the Board of Directors of the Company.
"For", votes distribution on the nominees (votes number for cumulative voting):

1. Mazikin Valentin Petrovich – 580 177 372;
2. Bolshakov Andrey Nickolaevich – 579 663 672;
3. Shoumilov Alexander Alexandrovich – 579 663 671;
4. Kozhura Ruslan Viacheslavocich – 579 663 671;
5. Eliseeva Irina Eduardovna - 579 663 671;
6. Vagner Andrey Alexandrovich – 544 537 034;
7. Platonov Vladimir Yurievich - 544 537 034;
8. Grekhov Andrey Nickolaevich – 544 537 033;
9. Bychkov Mikhail Yurievich – 544 537 033;
10. Evseenkova Elena Vladimirovna – 544 537 033;
11. Shulin Maxim Igorevich – 544 537 033;
12. Baskakov Vladimir Petrovich – 0;
13. Gorchakov Sergey Borisovich – 0;
14. Kolokoltsev Alexander Alexandrovich – 0;
15. Kostiuk Mikhail Dmitrievich – 0;
16. Kuimov Sergey Vladimirovich – 0;
17. Malyshev Yury Semenovich – 0;
18. Nikiphorov Nikita Viktorovich – 0;
19. Novikov Nickolay Valentinovich – 0;
20. Parkhomuk Olga Viktorovna – 0;
21. Sorokin Igor Yurievich – 0;
22. Shelkunov Vladilen Leonidovich – 0;

"Against" on all nominees – 0.
"Abstain" on all nominees – 0.
Number of votes in the ballots for voting recognized as Void – 0.
3. On election of members of the Revision Committee of the Company.

Voting results:

Rudnev Dmitry Andreevich
"FOR" – 297 044 500 votes; "AGAINST" -0 votes; "ABSTAIN" – 263483 487 votes, "Void" – 22400 votes.
2. Laritskaya Tatiana Dmitrievna
"FOR" – 297 044 500 votes; "AGAINST" -0 votes; "ABSTAIN" – 263 483 487 votes, "Void" – 22400 votes.
3. Blagoveshenskaya Larisa Valentinovna
FOR" – 297 044 500 votes; "AGAINST" -0 votes; "ABSTAIN" – 263483 487 votes, "Void" – 22400 votes.
4. Dolgopol Olga Semenovna
FOR" – 297 044 500 votes; "AGAINST" -0 votes; "ABSTAIN" – 263483 487 votes, "Void" – 22400 votes.
5. Smirnova Elena Evgenievna
FOR" – 297 044 500 votes; "AGAINST" -0 votes; "ABSTAIN" – 263483 487 votes, "Void" – 22400 votes.
6. Tepikin Valery Kimovich
FOR" – 263 493 587 votes; "AGAINST" -0 votes; "ABSTAIN" – 297 034 400 votes, "Void" – 22 400 votes.

4. On approval of the Company's auditor

Voting results:
"FOR" – 560 550 387 votes; "AGAINST" - 0 votes; "ABSTAIN" – 0 votes, "Void" – 0 votes.

5. On amendments and changes in the Company's Charter

"FOR" – 297 052 700 votes (52,9930%); "AGAINST" -263 497 687 votes; "ABSTAIN" – 0 votes. Number of votes in the ballots for voting recognized as Void – 0.

6. On approval of amendments and changes in the internal documents adjusting activity of the Company's bodies.

"FOR" – 560 550 387 votes; "AGAINST" - 0 votes; "ABSTAIN" – 0 votes. Number of votes in the ballots for voting recognized as Void – 0.

2.6. Statements of the resolutions adopted by the general meeting

Question № 1:

1. To approve the annual report of the Company by the results of 2004, bookkeeper's record of the Company by the results of 2004, income and loss statement of the Company by the results of 2004.
2. To approve the following distribution of the Company's profit and losses in fiscal year of 2004:

Net profit (loss) of the reporting period: RUR 390 580 thousands to distribute into:
Surplus fund 0 rubles.
Accumulation fund 0 rubles.
Dividends 0.
Paying off the loss of previous years 0.

3. Not to pay out dividends on common stocks by the results of 2004.

Question № 2:

To elect the following persons in the Board of Directors:
1. Mazikin Valentin Petrovich
2. Bolshakov Andrey Nickolaevich
3.Shoumilov Alexander Alexandrovich
4.Kozhura Ruslan Viacheslavocich
5.Eliseeva Irina Eduardovna

6. Vagner Andrey Alexandrovich
7. Platonov Vladimir Yurievich
8. Grekhov Andrey Nickolaevich
9. Bychkov Mikhail Yurievich
10. Evseenkova Elena Vladimirovna
11. Shulin Maxim Igorevich

Question №3:

To elect the following persons in the Revision Committee of the Company :

1. Rudnev Dmitry Andreevich
2. Laritskaya Tatiana Dmitrievna
3. Blagoveshenskaya Larisa Valentinovna
4. Dolgopol Olga Semenovna
5. Smirnova Elena Evgenievna

Question № 4:

To approve as auditor of the Company the ZAO "**PricewaterhouseCoopers Audit**", license № E 000376 issued the 20th of May 2002.

Question № 5:

Changes and amendments to the Charter were not accepted.

Question № 6:

In the paragraph 1 of subparagraph 6.8. the words "10 (ten) days to substitute for words "11 (eleven) working days ';

Paragraph 2 of the subparagraph 6.8. to state in the following redaction:

"Together with notification on holding of The Board of Director's Meeting all necessary documents (information) on agenda should be send to the Members of the Board of Directors included among:

- decision's projects of the Board of Directors and explanatory notes on questions included in agenda of the Meeting of the Board of Directors;
- document's projects subject to approval, co-ordination and approbation by the Board of Directors:
- minutes of meeting and sittings of authorities and any special committees and commissions of the Society over preliminary examination of any questions and problems (if there are);
- materials proving an information stated in the decision's projects and explanatory notes;

others informational materials over the questions on agenda of the General meeting of shareholders".

In the paragraph 9.2. the words " 10 days" to be replaced by the words "11 (eleven) working days".

ANNOUNCEMENT ON INFORMATION THAT MAY AFFECT THE ISSUER'S SECURITIES PRICE "ON INCLUDING OF THE ISSUER'S SECURITIES ON THE LIST OF SECURITIES SUBJECT TOT BE ADMITTED TO THE AUCTIONS OF TRADE ORGANISERS AT THE SECURITIES MARKET ANS EXCEPTING OF THE AFOREMENTIONED SECURITIES OUT OFF THE LIST"

1. Announcement contents:

1.1. Full company name of trade organizer at the securities market: Closed joint Stock Company "**Stock Exchange the Moscow Interbank Currency Stock Exchange" (ZAO " Stock Exchange MMVB").**

1.2. Form, category and type of securities included in the securities list admitted to the auctions spent by the trade organizer at the securities market: ordinary registered shares (personal state registered number of issue 1-01-00064-A).
1.3. Name of the quoted list including securities: ordinary registered stocks of the JSC "Kuzbassenergo" included in the list of extralist securities of the ZAO "Stock Exchange MMVB".

1.4. Reason for securities admittance to the auctions: registration by the Federal Service on financial markets of the List of securities admitted to the auctions at the ZAO "Stock Exchange MMVB" (changes №1 in the List if securities admitted to the auctions at the ZAO "Stock Exchange MMVB" approved by the Board of the ZAO Stock Exchange MMVB" dd. 21.12.2004 (Minutes №6) (according to the letter of ZAO Stock Exchange MMVB" dd. 22.12.2004 №108- 3/1000).

«ON CHANGES IN THE STRCTURE OF SHAREHOLDERS OF THE ISSUER OWNED NOT LESS 5% OF ORDINARY STOCKS OF THE ISSUER"

1.Announcement contents:

1.1. Full firm name of a not profit institution acquired ordinary stocks of the issuer: **Open Joint Stock Company "Siberian Coal Energy Company".**

1.2. Share of ordinary stocks of the issuer owned by this person before the changes: 0%

1.3. Share of ordinary stocks of the issuer owned by this person after the changes: **36,58 %.**

1.4. Date when the issuer knew on changes in the share of ordinary stocks owned by the person: **24.01.2005.**

«INFORMATION ON DECISIONS ACCEPTED BY THE BOARD OF DIRECTORS OF THE JSC "KUZBASSENERGO" : ON CONVOCATION OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THE ISSUER INCLUDING APPROVAL OF AGENDA OF GENERAL MEETING OF SHAREHOLDERS OF THE ISSUER"

1. Announcement contents:

1.1. Date of holding of meeting of the Board of Directors of the Issuer: **06.05.2005.**

1.2. Date and number of minutes of meeting of the Board of Directors of the Issuer: **06.05.2005. № 16/10.**

1.3. Decision contents:

1.3.1.To convoke the Annual General meeting of shareholders of the Company in form of meeting (joint presence).

1.3.2. To define as a date for spending the Annual General meeting of shareholders the 27th of June 2005.

1.3.3. To define as a time for spending the Annual General meeting of shareholders : 13.00 according to the local time.

1.3.4. To define as a place for spending the Annual General meeting of shareholders the city Kemerovo, Predzavodskoy village, Novokemerovskaya TETS.

1.3.5. To define the time for registration of the persons participating in the annual general meeting of shareholders 11.30 a.m. according to the local time.

1.3.6. To approve the following agenda of the annual general meeting of shareholders of the Company:

1. on approval of the annual report, the annual accounting reporting, including report on profits and losses of the Society, and also on distribution of the profit (including dividends payment) and losses of the Society by results of 2004 fiscal year;
2. on election of members of the Board of Directors of the Company;
3. on election of members of the Revision committee of the Company;

4. on approval of the Company's auditor;
5. on modification and amendments to Charter of the Company;
6. Modification and amendments to the Regulations "About an order of convocation and holding of meetings of the Board of Directors of the Company".

«ON CHANGES IN THE STRCTURE OF SHAREHOLDERS OF THE ISSUER OWNED NOT LESS 5% OF ORDINARY STOCKS OF THE ISSUER"

1. Announcement contents:

1.1. Full firm name of shareholder: **OOO "Central Moscow Depository" .**

1.2. Share of ordinary stocks of the issuer owned by this person before the changes: **49,00 %.**

1.3. Share of ordinary stocks of the issuer owned by this person after the changes: 0%

1.4. Date when the issuer knew on changes in the share of ordinary stocks owned by the person: **01.06.2005.**

«ON CHANGES IN THE STRCTURE OF SHAREHOLDERS OF THE ISSUER OWNED NOT LESS 5% OF ORDINARY STOCKS OF THE ISSUER"

1. Announcement contents :

1.1. Full firm name of shareholder: Closed Joint Stock Company "Depository and clearing company".

1.2. Share of ordinary stocks of the issuer owned by this person before the changes:**44,97%.**

1.3. Share of ordinary stocks of the issuer owned by this person after the changes: **1,97 %.**

1.4. Date when the issuer knew on changes in the share of ordinary stocks owned by the person: **06.07.2005 .**

"ON LIQUIDATION OF ECONOMIC COMPANY BEING IN RELATION TO THE JOINT STOCK COMPANY AFFILIATED AND /OR SUBSIDIARY COMPANY"

1. Announcement contents :

1.1. Full firm name of the affiliated company: Open Joint Stock Company " Andreevskoe"

1.2. Share of the joint stock company on the authorized capital of the affiliated company: **100 %.**

1.3. Share of ordinary stocks of the affiliated company owned by the joint stock company: **100 %.**

1.4. Reasons for liquidation of the affiliated company: **decision of the Arbitrage of Kemerovo region**

«INFORMATION ON DECISIONS ACCEPTED BY THE BOARD OF DIRECTORS (ON CONVOCATION OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS)

1. Announcement contents :

2.1. Date of holding of the meeting of the board of directors when the appropriated decision was accepted: the 14th of November 2005.

2.2. Date and number of minutes of meeting of the Board of Directors where the appropriated decision was accepted: the 17th of November 2005, №7/11.

2.3. Contents of the decision accepted by the Board of Directors on convocation of the extraordinary general meeting of shareholders including approval of agenda of the general meeting of shareholders:

Decided:

1. To convoke an extraordinary meeting of shareholders of JSC "Kuzbassenergo" in form of absent voting.

To set the deadline of December 30, 2005 for receiving filled in voting papers.

To determine postal address to which the filled in voting papers must be forwarded: 105082, Russia, Moscow, Bolshaya Pochtovaya, 34, building 8, JSC "Central Moscow Depositary

2. To approve the agenda of the extraordinary general meeting of shareholders of the Company:

- "On payment (announcement) of dividends for the shares of the Company at the outcome of 9 months of 2005".

ANNOUNCEMENT ON INFORMATION WHICH MAY AFFECT THE COMPANY'S SECURITIES PRICE

«INFORMATION ON DECISIONS ACCEPTED BY THE BOARD OF DIRECTORS OF THE JOINT STOCK COMPANY" (On recommendation on the amount of dividends for shares and the procedure of paying off dividends; On reorganization of JSC "Kuzbassenergo" in form of segregation, on procedure and terms of such segregation)"

1.Announcement contents

1.1. Date of holding of the meeting of the board of directors when the appropriated decision was accepted: the 28th of November 2005.

1.2. Date and number of minutes of meeting of the Board of Directors where the appropriated decision was accepted: the 29th of November 2005, №8/11

1.3. . Contents of the decision accepted by the Board of Directors on convocation of the extraordinary general meeting of shareholders including approval of agenda of the general meeting of shareholders:

On the Issuer №1 "On approval of suggestions of the Board of Directors on reorganization of the Company."

Decided:

Recommend the general meeting of shareholders to take on the two decisions as follows:

<u>Draft resolution A</u> (as of the issue of the agenda of the General meeting of shareholders "On reorganization of JSC "Kuzbassenergo" in the form of segregation, on procedure and terms of segregation, on establishment of new companies (including JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" and JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)"), on stock floatation of the created companies and on the procedure of floatation, on approval of divided balance"**):**

1. **To reorganize JSC "Kuzbassenergo" by means of segregation:**
- JSC "Kuzbassenergo – regional electricity supplying company";
- JSC "Kuzbass energy distributing company";
- JSC "Main power lines of Kuzbassenergo";
- JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)";
- JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)".

2. **To establish the following procedure and terms of segregation:**

2.1. Stock floatation of the created companies is carried out in the procedure and on terms prescribed by article 4 of the present resolution.

2.2. Part of property, rights and obligations of the Company are transferred to the segregated companies in accordance with the divided balance.

2.3. The procedure of preparation for and holding general meetings of shareholders of the companies created as well as the voting procedure on issues of the agenda of specified meetings of shareholders is stipulated by the given resolution (article 3) and the Statute of JSC "Kuzbassenergo".

2.4. Within 3 days after the decision on reorganization of the Company by means of segregation is taken by the General meeting of shareholders, the General director of the Company notifies the taxation authority about the decision taken.

2.5. Not later than 30 days of the date of the decision-making on the issue of reorganization in the form of segregation the general director notifies the creditors of the Company on making the decision through sending in the announcement via registered letter and publishes the announcement on reorganization of the Company in print assigned for publishing information on state registration of legal entities.

2.6. Within 30 days of the date of publishing of the announcement on the decision made or within 30 days of the date the announcement was send to them creditors of the Company have a right to demand termination or advance execution of the corresponding liabilities of the Company and repayment of damages. Based on the demands received from the creditors the Company draws up the register of demands both satisfied and being subject to satisfaction.

2.7. General director notifies employees of JSC "Kuzbassenergo" of taking the decision on reorganization of JSC "Kuzbassenergo" and carries out a complex of activities connected with formalizing labor relations in accordance with the Labor Code of the Russian Federation.

2.8. In accordance with article 1 of clause 75 of Federal Law "On joint stock companies" shareholders of the Company who voted against the decision to reorganize the Company or who did not participate in voting on the given issue have a right to demand full or partial redemption of shares held by them from the Company in the procedure prescribed by Board of Directors of the Company in accordance with the requirements of the legislation of the Russian Federation in the announcement on holding an extraordinary general meeting of shareholders of the Company.

Redemption of shares is carried out in accordance with the price stipulated by the Board of Directors of the Company in accordance with article 3 of clause 75 of Federal Law "On joint stock companies".

Bought out shares are paid off at the moment of redemption and the shares of the created companies are not subject to allocation among them.

2.9. The report on overall results of redemption of shares of the Company is approved by the Board of Directors of the Company within 5 days of the date of paying off the bought out shares.

As a result of paying off bought off shares the authorized capital stock of JSC "Kuzbassenergo" is diminished to the amount of nominal value of the shares paid off.

3. To establish the following legal entities:

- JSC "Kuzbassenergo – regional electricity supplying company";
- JSC "Kuzbass energy distributing company";
- JSC "Main power lines of Kuzbassenergo";
- JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)";
- JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)".

3.1. To determine that the quantitative composition of the board of directors of each of the created companies equals 11 persons.

To determine that the quantitative composition of the revision committee of each of the created companies equals 5 persons.

3.2. To determine that shareholders (shareholder) of JSC "Kuzbassenergo" being in the aggregate holders of 2 or more per cent of common shares of JSC "Kuzbassenergo" have a right to forward to the address of the Company suggestions on nomination of candidatures for election of members of the board of directors of each of the created companies (up to 11 candidatures for each of the created companies) and members of the revision committee of each of the created companies (up to 5 candidatures for each of the created companies), as well as candidatures for the positions of general directors of each of the created companies (not more than 1 candidature for each of the created companies). Such suggestions must be received by the company not later than March 15, 2006.

Only candidatures who were nominated in accordance with the prescribed requirements and suggestions on whom were received within the deadline prescribed by the present resolution, by the shareholders (shareholder) being in the aggregate holders of 2 or more per cent of common shares of JSC "Kuzbassenergo"at the moment of nomination are subject to inscription in voting papers for the general meetings of shareholders.

The mentioned nominations are to be inscribed in written form with indication of the name (title) of the nominating shareholders (shareholder) and the number of common shares of JSC "Kuzbassenergo" owned by them (him/her).

In case the indicated suggestions on nomination are signed by a representative of the shareholder they should be accompanied by power of attorney (copy of power of attorney attested in prescribed order), arranged in accordance with the requirements for drawing up of a power of attorney for voting of the Federal Law "On joint stock companies".

In case the indicated suggestions on nomination are signed by a shareholder (shareholders) whose share rights are taken account of in accordance with the deposit account in depositary, such suggestion should be accompanied by the extract of deposit record of the shareholder in depositary carrying out the registration of rights of the mentioned shares.

The suggestion on nomination of the indicated candidates must contain:

- name of the created company, in the bodies of which the candidates are nominated;
- last name, first name, patronymic and the principal place of business of each of the nominated candidates;
- name of the body for which the candidate is nominated.

The Board of Directors of the company must review the suggestions received and take the decision on inclusion or on the refusal to include the nominated candidatures in the list of candidates for the election in the bodies of the created company by March 20, 2006.

The nominated candidates are subject to inclusion in voting papers for the election in the corresponding body of the created companies with the exception of the following cases:

- when the nomination does not correspond to the requirements prescribed by the present article;
- when the nomination of shareholders (shareholder) is received by the Company later than March 15, 2006;
- when the shareholders (shareholder) do not in the aggregate own the necessary amount of shares of JSC "Kuzbassenergo".

Reasoned decision of the Board of Directors of the Company on refusal to include the nominated candidates in the list of candidatures for voting in the elections for the specific body of the created companies is forwarded not later then March 23, 2006 to shareholders (shareholder) who nominated the candidate.

3.3. At general meetings of shareholders of the created companies the functions of the counting commission are executed by the registrar of the Company – Joint Stock Company "Central Moscow Depositary".

3.4. It must be determined that at voting during general meetings of shareholders of the created companies on issues of approval of the Statute of the created company, of election of members of the revision commission or of election of general director, each common share of the created company subject for floatation gives the shareholder of the created company being the holder of common shares one vote.

The decision on issues of approval of the Statute of the created company, on election of the general director and members of the revision commission is taken by the general meeting of shareholders with the majority of votes of shareholders of the created company – holders of common shares participating in the general meeting of shareholders of the created company.

3.5. It must be determined that elections of members of the board of directors of the created companies is carried out by cumulative voting. At cumulative voting the number of votes of every shareholder of the created company – holder of common shares is multiplied by the number of persons to be elected in the board of directors of the company in accordance with article 3.1. of the present resolution and the shareholder of the created company owning common shares has a right to give all of his/her votes for one candidate or to distribute them among two or more candidates.

The 11 candidates collecting the largest number of votes are considered elected for the board of directors of the created company.

3.6. General meetings of shareholders of the created companies are authorized (muster a quorum) on condition that shareholders of the created companies possessing in the aggregate more than half of votes subject to floatation of common shares of the corresponding created company, participated in the elections.

Shareholders of created companies registered for participation in the general meeting and shareholders whose voting papers were received by the Company not later than two days before the date of the general meeting of shareholders of the created company are considered to have taken part in the general meeting of shareholders.

3.7. At decision-making on issues connected with holding general meetings of shareholders of the created companies which are not stipulated by the present resolution, standard acts of the Russian Federation regulating similar relations (by analogy) are to be used.

4. To establish the following procedure of floatation of shares of the created companies:

4.1. Shares of the newly established JSC "Kuzbassenergo - regional electricity supplying company", JSC "Kuzbass energy distributing company", JSC "Main power lines of Kuzbassenergo", JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)", JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" are distributed among the shareholders of JSC "Kuzbassenergo" including the shareholders who voted against or not having participated in voting on the issue of reorganization of the Company, proportionally to the number of shares of the Company owned by them.

To establish the following coefficients of distribution of common shares of JSC "Kuzbassenergo – regional electricity supplying company", JSC "Kuzbass energy distributing company", JSC "Main power lines of Kuzbassenergo", and their nominal value:

counting for every common share of JSC "Kuzbassenergo" the following are simultaneously subject to distribution:

1 (one) common share of JSC "Kuzbassenergo – regional electricity supplying company", with nominal value of 2, 9 RUR,

1 (one) common share of JSC "Kuzbass energy distributing company" with nominal value of 0,05 RUR,

1 (one) common share of JSC "Main power lines of Kuzbassenergo" with nominal value of 1 RUR,

4.2. The number of shares of JSC "Kuzbassenergo – regional electricity supplying company", JSC "Kuzbass energy distributing company", JSC "Main power lines of

Kuzbassenergo" of the specific category (type) which every shareholder of JSC "Kuzbassenergo" is to receive is equal to the number of shares of "Kuzbassenergo" of the corresponding category (type) owned by him/her.

4.3. Shares of the newly established JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" are floated in the following way:

- JSC "Kuzbassenergo" purchases 303 081 901 common shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)", 303 081 091 common shares of JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" and also purchases the shares of the newly established companies in accordance with the procedure prescribed by article 4.11 of the present resolution;
- other common shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" subject to floatation are distributed among the shareholders of JSC "Kuzbassenergo" in accordance with articles 4.4., 4.5., 4.8. of the present resolution.

Nominal value of 1 (one) common share of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" – 1, 5 RUR.

Nominal value of 1 (one) common share of JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)"- 0, 9 RUR.

4.4. Every shareholder who participated in voting on the issue of reorganization of JSC "Kuzbassenergo" and didn't vote against taking the decision on reorganization is to receive shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" in the number calculated in the following way:

$$X = \frac{A}{B-C} \times D$$

Where :

X – the number of shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)", JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" to be received by the shareholder who participated in voting on the issue of reorganization of JSC "Kuzbassenergo" and didn't vote against taking the decision on reorganization;

A – the number of shares of JSC "Kuzbassenergo" owned by the shareholder at the date of state registration of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" accordingly;

B – total amount of shares of JSC "Kuzbassenergo" at the date of state registration of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" (with the deduction of the shares being the property of or being at the disposal of JSC "Kuzbassenergo");

C – total number of shares of JSC "Kuzbassenergo"owned by the shareholders who voted against taking the decision on reorganization or did not participate in voting on this issue, at the date of state registration of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" accordingly;

D – total amount of shares of the newly established company (JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)"or JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" subject to distribution among the shareholders of JSC "Kuzbassenergo" (resulted at calculation in accordance with the regulations of paragraph 1 of article 4.5. of the present resolution, minus total number of shares or the corresponding newly established company subject to purchase by JSC "Kuzbassenergo" and distribution among the shareholders of the Company who voted against taking the decision on reorganization or didn't take part in voting on this issue).

In case at calculating the number of shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" that is to be received by the shareholders of JSC "Kuzbassenergo" at the result of distribution, the number of shares of any shareholder turns out to be fractional the fraction is not taken into consideration.

In case in the result of rounding-up a shareholder does not obtain any share of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" or JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)", such shareholder receives one share of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and one share of JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)".

4.5. The total number of shares of each of the newly established companies subject to floatation equals the number of shares of JSC "Kuzbassenergo" at the moment of taking the decision on reorganization (minus the number of shares being the property or being at the disposal of JSC "Kuzbassenergo").

At that the total number of shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)"subject to floatation may be increased in case the sum of shares of the indicated companies subject to floatation, calculated in accordance with articles 4.3., 4.4. turns out to be larger than the number of shares subject to floatation in accordance with paragraph 1 of the present resolution.

4.6. The amount of the authorized capital stock of each of the newly established companies is determined through multiplication of the total number of shares of the specific company subject for floatation by the nominal value of one share.

4.7. The authorized capital stock of the newly established companies are formed at the expense of the funds of additional capital.

4.8. In accordance with paragraph 3 article 3 clause 19 of Federal Law "On joint stock companies" shares of each of the newly established companies in the number equal to the number of shares of the Company owned are subject to distribution among the shareholders of the company who voted against taking the decision on reorganization of the Company or did not participate in voting on this issue.

4.9. Common shares or the newly established companies will grant their owners the following rights:

1. to participate in the General meeting of shareholders of the company personally or through representation with the right to vote on all the issues under the competence;
2. to put forward suggestions into the agenda of the general meeting of shareholders in the procedure prescribed by the legislation of the Russian Federation and the Statutes of the company;
3. to obtain information on activities carried out by the company and to review the documentation of the Company in accordance with article 91 of the Federal Law "On joint stock companies", as well as other standard acts and the Statute of the company;
4. to collect dividends announced by the company;
5. of preferred purchase of excess shares floated through open subscription and emissive securities convertible into shares, in the number proportional to the number of shares of this category (type) owned by them;
6. in case of liquidation of the company to receive part of its property;

7. to realize other rights prescribed by the legislation of the Russian Federation and the Statute of the company.

4.10. The shares of the Company, property right for which has passed on to new owners after taking the decision on reorganization of the Company and before the moment of state registration of the newly established companies, give their owners the same scope of rights as of the shareholders who voted for taking the decision on reorganization of the Company.

4.11. The shares of the companies that were not distributed among the shareholders of the Company are declared as being purchased by JSC "Kuzbassenergo".

4.12. The shares of the newly established companies at the moment of state registration of the companies established as the result of reorganization on the basis or the data contained in the register of shareholders of JSC "Kuzbassenergo" at the corresponding date are considered floated (distributed among the shareholders of JSC "Kuzbassenergo", purchased by JSC "Kuzbassenergo").

5. To approve the dividing balance (Appendix 2 to the Minutes).

Draft resolution B (as of the issue of the agenda of the General meeting of shareholders "On reorganization of JSC "Kuzbassenergo" in the form of segregation, on procedure and terms of segregation, on establishment of new companies (without the establishment of JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" and JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)"), on stock floatation of the created companies and on the procedure of floatation, on approval of the divided balance"):

1. To reorganize JSC "Kuzbassenergo" by means of segregation:

- JSC "Kuzbass regional electricity supplying company";
- JSC "Kuzbass energy distributing company";
- JSC "Main power lines of Kuzbassenergo".

2. To establish the following procedure and terms of segregation:

2.1. Stock floatation of the created companies is carried out in the procedure and on terms established in article 4 of the given resolution.

2.2. Part of property, rights and obligations of the Company is transferred to the segregated companies in accordance with the divided balance.

2.3. The procedure of preparation for and holding general meetings of shareholders of the companies created as well as the voting procedure on issues of the agenda of specified meetings of shareholders is determined by the given resolution (article 3) and the Statute of JSC "Kuzbassenergo".

2.4. Within 3 days after the decision on reorganization of the Company by means of segregation is taken by the General meeting of shareholders, the General director of the Company notifies the taxation authority about the decision taken

2.5. Not later than 30 days of the date of the decision-making on the issue of reorganization in the form of segregation the general director notifies the creditors of the Company on making the decision through sending in the announcement via registered letter and publishes the announcement on reorganization of the Company in print assigned for publishing information on state registration of legal entities.

2.6. Within 30 days of the date of publishing of the announcement on the decision made or within 30 days of the date the announcement was send to them creditors of the Company have a right to demand termination or advance execution of the corresponding liabilities of the Company and repayment of damages. Based on the demands received from the creditors the Company draws up the register of demands both satisfied and being subject to satisfaction.

2.7. General director notifies employees of JSC "Kuzbassenergo" of taking the decision on reorganization of JSC "Kuzbassenergo" and carries out a complex of activities connected with formalizing labor relations in accordance with the Labor code of the Russian Federation.

2.8. In accordance with article 1 of clause 75 of Federal Law "On joint stock companies" shareholders of the Company who voted against the decision to reorganize the Company or who did not participate in voting on the given issue have a right to demand full or partial redemption of shares held by them from the Company in the procedure prescribed by Board of Directors of the Company in accordance with the requirements of the legislation of the Russian Federation in the announcement on holding an extraordinary general meeting of shareholders of the Company.

Redemption of shares is carried out in accordance with the price prescribed by the Board of Directors of the Company in accordance with article 3 of clause 75 of Federal Law "On joint stock companies".

Bought out shares are paid off at the moment of redemption and the shares of the created companies are not subject to allocation among them.

2.9. The report on overall results of redemption of shares of the Company is approved by the Board of Directors of the Company within 5 days of the date of paying off the bought out shares.

As a result of paying off bought off shares the authorized capital stock of JSC "Kuzbassenergo" is diminished to the amount of nominal value of the shares paid off.

3. To establish the following legal entities:

- JSC "Kuzbass regional electricity supplying company";
- JSC "Kuzbass energy distributing company";
- JSC "Main power lines of Kuzbassenergo".

3.1. To determine that the quantitative composition of the board of directors of each of the created companies equals 11 persons.

To determine that the quantitative composition of the revision committee of each of the created companies equals 5 persons.

3.2. To determine that shareholders (share holder) of JSC "Kuzbassenergo" being in the aggregate holders of 2 or more per cent of common shares of JSC "Kuzbassenergo" have a right to forward to the address of the Company suggestions on nomination of candidatures for election of members of the board of directors of each of the created companies (up to 11 candidatures for each of the created companies) and members of the revision committee of each of the created companies (up to 5 candidatures for each of the created companies), as well as candidatures for the positions of general directors of each of the created companies (not more than 1 candidature for each of the created companies). Such suggestions must be received by the company not later than March 15, 2006.

Only candidatures who were nominated in accordance with the prescribed requirements and suggestions on whom were received within the deadline prescribed by the present resolution, by the shareholders (shareholder) being in the aggregate holders of 2 or more per cent of common shares of JSC "Kuzbassenergo"at the moment of nomination are subject to inscription in voting papers for the general meetings of shareholders.

The mentioned nominations are to be inscribed in written form with indication of the name (title) of the nominating shareholders (shareholder) and the number of common shares of JSC "Kuzbassenergo" owned by them (him/her).

In case the indicated suggestions on nomination are signed by a representative of the shareholder they should be accompanied by power of attorney (copy of power of attorney attested in prescribed order), arranged in accordance with the requirements for drawing up of a power of attorney for voting of the Federal Law "On joint stock companies".

In case the indicated suggestions on nomination are signed by a shareholder (shareholders) whose share rights are taken account of in accordance with the deposit account in depositary, such suggestion should be accompanied by the abstract of deposit record of the shareholder in depositary carrying out the registration of rights of the mentioned shares.

The suggestion on nomination of the indicated candidates must contain:

- name of the created company, in the bodies of which the candidates are nominated;
- last name, first name, patronymic and the principal place of business of each of the nominated candidates;
- name of the body for which the candidate is nominated.

The Board of Directors of the company must review the suggestions received and take the decision on inclusion or on the refusal to include the nominated candidatures in the list of candidates for the election in the bodies of the created company by March 20, 2006.

The nominated candidates are subject to inclusion in voting papers for the election in the corresponding body of the created companies with the exception of the following cases:

- when the nomination does not correspond to the requirements prescribed by the present article;
- when the nomination of shareholders (shareholder) is received by the Company later than March 15, 2006;
- when the shareholders (shareholder) do not in the aggregate own the necessary amount of shares of JSC "Kuzbassenergo".

Reasoned decision of the Board of Directors of the Company on refusal to include the nominated candidates in the list of candidatures for voting in the elections for the specific body of the created companies is forwarded not later then March 23, 2006 to shareholders (shareholder) who nominated the candidate.

3.3. At general meetings of shareholders of the created companies the functions of the counting commission are executed by the registrar of the Company – Joint Stock Company "Central Moscow Depositary".

3.4. It must be determined that at voting during general meetings of shareholders of the created companies on issues of approval of the Statute of the created company, of election of members of the revision commission or of election of general director, each common share of the created company subject for floatation gives the shareholder of the created company being the holder of common shares one vote.

The decision on issues of approval of the Statute of the created company, on election of the general director and members of the revision commission is taken by the general meeting of shareholders with the majority of votes of shareholders of the created company – holders of common shares participating in the general meeting of shareholders of the created company.

3.5. It must be determined that elections of members of the board of directors of the created companies is carried out by cumulative voting. At cumulative voting the number of votes of every shareholder of the created company – holder of common shares is multiplied by the number of persons to be elected in the board of directors of the company in accordance with article 3.1. of the present resolution and the shareholder of the created company owning common shares has a right to give all of his/her votes for one candidate or to distribute them among two or more candidates.

The 11 candidates collecting the largest number of votes are considered elected for the board of directors of the created company.

3.6. General meetings of shareholders of the created companies are authorized (muster a quorum) on condition that shareholders of the created companies possessing in the aggregate more than half of votes subject to floatation of common shares of the corresponding created company, participated in the elections.

Shareholders of created companies registered for participation in the general meeting and shareholders whose voting papers were received by the Company not later than two days before the date of the general meeting of shareholders of the created company are considered to have taken part in the general meeting of shareholders.

3.7. At taking the decisions on issues connected with holding general meetings of shareholders of the created companies that are not regulated by the present resolution standard acts of the Russian Federation regulating similar relations (by analogy) are used.

4. To establish the following procedure of distribution of shares of the newly established companies:

4.1. Shares of the newly established companies are distributed among the shareholders of JSC "Kuzbassenergo" including the shareholders who voted against or not having participated in voting on the issue of reorganization of the Company, proportionally to the number of shares of the Company owned by them.

4.2.To establish the following coefficients of distribution of common shares of each of the newly established companies and their nominal value:

counting on every common share of JSC "Kuzbassenergo" the following are simultaneously subject to distribution:

1 (one) common share of JSC "Kuzbass regional electricity supplying company", with nominal value of 2, 9 RUR,

1 (one) common share of JSC "Kuzbass energy distributing company" with nominal value of 0,05 RUR,

1 (one) common share of JSC "Main power lines of Kuzbassenergo" with nominal value of 1 RUR,

4.3. The total number of share of each of the newly established companies of the corresponding category (type) subject for floatation equals the number of shares of JSC "Kuzbassenergo" of the corresponding category (type) at the moment of taking the decision on reorganization (minus the shares being the property of or being at the disposal of JSC "Kuzbassenergo").

4.4. The number of share of each of the newly created companies of specific category (type) to be obtained by each shareholder of JSC "Kuzbassenergo" equals the number of shares of JSC "Kuzbassenergo" of specific category (type) owned by him/her.

4.5.The amount of authorized capital stock of each of the newly established companies is determined through multiplication of the total number of shares of the specific company subject for floatation by the nominal value of one share.

4.6.Authorized capital stocks of the newly established companies are formed at the expense of the funds of additional capital.

4.7. In accordance with paragraph 3 article 3 clause 19 of Federal Law "On joint stock companies" shares of the newly established companies of corresponding category (type) are subject to distribution among the shareholders of the company who voted against taking the decision on reorganization of the Company or did not participate in voting on this issue, in the number equal to the number of owned shares of the corresponding category (type) of the Company.

4.8.Common shares or the newly established companies will grant their owners the following rights:

1. to participate in the General meeting of shareholders of the company personally or through representation with the right to vote on all the issues under the competence;
2. to put forward suggestions into the agenda of the general meeting of shareholders in the procedure prescribed by the legislation of the Russian Federation and the Statutes of the company;
3. to obtain information on activities carried out by the company and to review the documentation of the Company in accordance with article 91 of the Federal Law "On joint stock companies", as well as other standard acts and the Statute of the company;

4. to collect dividends announced by the company;
5. of preferred purchase of excess shares floated through open subscription and emissive securities convertible into shares, in the number proportional to the number of shares of this category (type) owned by them;
6. in case of liquidation of the company to receive part of its property;
7. to realize other rights prescribed by the legislation of the Russian Federation and the Statute of the company.

4.9.The shares of the Company, property right for which has passed on to new owners after taking the decision on reorganization of the Company and before the moment of state registration of the newly established companies, give their owners the same scope of rights as of the shareholders who voted for taking the decision on reorganization of the Company.

4.10. The shares of the companies that were not distributed among the shareholders of the Company are declared as being purchased by JSC "Kuzbassenergo".

4.11. The shares of the newly established companies at the moment of state registration of the companies established as the result of reorganization on the basis or the data contained in the register of shareholders of JSC "Kuzbassenergo" at the corresponding date are considered floated (distributed among the shareholders of JSC "Kuzbassenergo", purchased by JSC "Kuzbassenergo").

To approve the divided balance (Appendix 3 to the Minutes).

2. On the issue: On determination of price for buying out shares of the Company from the shareholders who voted against taking the decision on reorganization of the Company or did not participate in voting on this issue"

Decided

1. To determine (with consideration of the opinion of an independent appraiser) the following price for buying out shares from the shareholders of JSC "Kuzbassenergo" who voted against taking the decision on reorganization or did not participate in voting on this issue:

- one common share – 17, 57 (Seventeen point fifty seven) Russian roubles.

3. On the issue: " On making alterations and addenda to the resolution of the Board of Directors of the Company of 14.11.2005 on the issue "On convocation of an extraordinary general meeting of shareholders of the Company."

Decided:

To set forth the resolution of the Board of Directors of the Company dd. November 14, 2005 (minutes of the meeting of the Board of Directors of JSC "Kuzbassenergo" #7/11 of 14.11.2005) on the issue #3 "On convocation of an extraordinary meeting of shareholders of JSC "Kuzbassenergo" in the following redaction:

"1. To convoke an extraordinary meeting of shareholders of JSC "Kuzbassenergo" in form of absent voting.

To set the deadline of December 30, 2005 for receiving filled in voting papers.

To determine postal address to which the filled in voting papers must be forwarded: 105082, Russia, Moscow, Bolshaya Pochtovaya, 34, building 8, JSC "Central Moscow Depositary".

2. To approve the agenda of an extraordinary general meeting of shareholders:

– On reorganization of JSC "Kuzbassenergo" in form of segregation, on procedure and terms of segregation, on establishment of new companies (including JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" and JSC "Zapadno-Sibirskaya TETs (West

Siberian Thermoelectric power station)"), on stock floatation of the established companies and on the procedure of floatation, on approval of divided balance";

- On reorganization of JSC "Kuzbassenergo" in form of segregation, on procedure and terms of segregation, on establishment of new companies (including JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" and JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)"), on distribution of shares of the established companies and on the procedure of distribution, on approval of divided balance";

- On payment (announcement) of dividends for the shares of the Company at the outcome of 9 months of 2005.

3. To determine the date of drawing up the list of persons being entitled to participate in an extraordinary general meeting of shareholders of JSC "Kuzbassenergo" – November 14, 2005.

4. To determine the following as information (supplementary material) distributed among the shareholders during preparation for holding an extraordinary general meeting of shareholders:

- draft resolution of General meeting of shareholders on issues of the agenda;

- draft dividing balance of the Company (for the project of reorganization of the Company anticipating the segregation of JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" and JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)";

- draft dividing balance of the Company (for the project of reorganization of the Company not anticipating the segregation of JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" and JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)";

- extract from the minutes of the meeting of the Board of Directors of JSC "Kuzbassenergo" during which the decision on recommendation on the amount of dividends for shares and the procedure of paying off dividends by the end of 9 months of 2005 fiscal year was taken.

- report of an independent estimator on commercial value of shares of JSC "Kuzbassenergo", the demand of redemption of which may be made to JSC "Kuzbassenergo";

- estimation of costs of net assets of JSC "Kuzbassenergo" based on the information of accounting reports for the past accomplished reported period;

- minutes of the meeting of the Board of Directors of JSC "Kuzbassenergo" during which the decision on determination of the price for redemption of shares of JSC "Kuzbassenergo" with indication of the price for redemption of shares;

- substantiation of terms and procedure of reorganization of JSC "Kuzbassenergo" contained in resolution on segregation approved by the Board of Directors of JSC "Kuzbassenergo";

- annual reports and annual accounting reports of JSC "Kuzbassenergo" for 2002, 2003, 2004 fiscal years;

- quarterly accounting reports of all the companies participating in reorganization for the past accomplished quarter preceding the date of the general meeting.

5. To determine that shareholders may acquire the indicated information (supplementary material) during workdays from 9 a.m. sharp till 6 p.m. sharp from November, 2005 to December 30, 2005 the following addresses:

- Kemerovo, prospect Kuznetsky, 30, office 306 (the location of the executive body of JSC "Kuzbassenergo"),

- Moscow, Bolshaya Pochtovaya, 34, building 8 (the location of JSC "Central Moscow Depositary").

6. To approve the text of the announcement of convocation of an extraordinary General meeting of shareholders (Appendix 4 of the present resolution).

7. To approve the text of substantiation of terms and procedure of reorganization of the Company (Appendix 5 of the present resolution).

8. To approve the form and the text voting papers at an extraordinary meeting of shareholders of the Company in accordance with Appendixes 6, 7, 8 of the present resolution.

9. To determine that voting papers are forwarded to every person included in the list of persons entitled to participate in the General meeting of shareholders via registered letter not later than December 9, 2005.

10. To publish the announcement on convocation of an extraordinary meeting of General meeting of shareholders of the Company in newspaper "Rossyiskaya gazeta" not later than November 29, 2005.

11. To elect secretary of the board of Directors of JSC "Kuzbassenergo" Dmitry Yakovlevitch Golofast as secretary of the extraordinary General meeting of shareholders of JSC "Kuzbassenergo".

Electricity plant	Energy output, million kwh		
	2003	**2004**	**2005**
TU GRES	7718	7400	7920
Bel. GRES	6423	5417	7062
S.K GRESS	1974	1934	1926
Kem.GRES	2467	2287	2371
WS TETS	3498	3167	3223
Kem. TETS	161	150	139
NK TETS	2017	1732	1831
Kuz. TETS	608	693	640
Total	24867	22780	25112

4. On the issue "On recommendations as of the amount of dividends for the shares of the Company by the outcome of 9 months of 2005 and the procedure of payment"

Decided :

To pay off dividends on common shares of JSC "Kuzbassenergo" by the outcome of its activities for 9 months of 2005 in the amount of 0,670461 RUR for one common share of JSC "Kuzbassenergo" in sum of money within 60 days from the date of taking the decision on its payment.

PARAGRAPH 4. MAJOR PRODUCTION FIGURES.

4.1. Structure and volume of electricity generation and capacity spaced out generating capacity for the last 3 years, including demand and reserve of the Company


Electric power output -2005 .
Kem TETs
1%
NK TETs
7%
Kuz TETs
3%
WS TETs
13%
TU GRES
31%
Kem GRES
9%
SK GRES
8%
Bel GRES
28%


Electric power output -2004.
Kem TETs
1%
NK TETs
8%
Kuz TETs
3%
WS TETs
14%
TU GRES
32%
Kem GRES
10%
SK GRES
8%
Bel GRES
24%


Electric power output -2005 .
Kem TETs
1%
NK TETs
7%
Kuz TETs
3%
WS TETs
13%
TU GRES
31%
Kem GRES
9%
SK GRES
8%
Bel GRES
28%

Loading and reserve of the electricity plant's capacity belonging to JSC "Kuzbassenergo" during 2003-2005

Electricity plant's output in the year 2005 determined by the balance fulfillment approved by Federal Tariffs Service of RF , by treaty obligations for reserve electricity purchase at the trades (PUL) before the 01st of May 2005, by initiative of Sysop within the operative regime of pre-optimization of UES of Siberia (before the 1st of may 2005) and Regulations of the Wholesales energy market of the transition period on the territory of Russia launche the 1st of May 2005.

Electricity plant	2003		2004		2005	
	Demand megawatt	Reserve megawatt	Demand megawatt	Reserve megawatt	Demand megawatt	Reserve megawatt
TU GRES	950	188	853	262	914	206
Bel. GRES	796	234	628	439	810	228
S.K GRESS	230	139	216	212	216	124
Kem.GRES	290	99	261	156	272	96
WS TETS	410	72	365	113	368	88
Kem. TETS	16	39	17	20	15	13
NK TETS	233	99	197	99	209	94
Kuz. TETS	66	19	77	23	72	15


2003
1200
1000
800
600
400
200
0
TU GRES
Bel. GRES
S.K GRESS
Kem.GRES
WS TETS
Kem. TETS
NK TETS
Kuz TETS
Reserve
Demand megawatt


2004
1200
1000
800
600
400
200
0
TU GRES
Bel. GRES
S.K GRESS
Kem.GRES
WS TETS
Kem. TETS
NK TETS
Куз ТЭЦ
Reserve
Demand megawatt


2005
1200,0
1000,0
800,0
600,0
400,0
200,0
0,0
TU GRES
Bel. GRES
S.K GRESS
Kem.GRES
WS TETS
Kem. TETS
NK TETS
Kuz. TETS
Reserve
Demand megawatt

4.2 Dynamics of electricity and heat energy effective output for the last three years

In 2003-2004 electricity consumption was decreased because of entry of JSC "Novokuznetsk Aluminum plant", Abagoursk agglofactory and Ltd. "Transnefteservice C" to FOREM.

In 2005 increase of energy consumption took place due to significant increasing of energy consumption by such large consumers as JSC "Kuznetskye Ferrosplavy» and Ltd. "MEF".

last years we mark essential decrease of effective heat power output depends on application of energy saving technologies of production and putting into operation of own boiler-units at some industrial enterprises

period	Effective output (fact), thousand kw/h	Effective output without consumers entered to FOREM, thousand kw/h	Effective output, Gcal
2003	25 770 806	21 760 408	13 688 506
2004	22 554 273	22 554 273	13 352 417
2005	22 960 480	22 960 480	13 007 407


Dynamics of effective output of electric power
thousands kw/h.
26 000 000
25 000 000
24 000 000
23 000 000
22 000 000
21 000 000
25 770 806
22 554 273
22 960 480
22 554 273
22 960 480
21 760 408
2003 .
2004
2005
effective output (fact), thousands kw/h
effective output, without consumers entered to FOREM, thousands kw/h


Dynamics of effective output of heat power
Gcal
14 000 000
13 500 000
13 000 000
12 500 000
13 688 506
13 352 417
13 007 407
2003 .
2004
2005

4.3. Dynamics of energy output volumes to FOREM , also of own output and purchase energy for the last three years.

month	Purchased overflow balance, million kw/h	Electricity output, million kw/h
January	175	2780
February	155	2510
March	396	2439
April	197	2448
May	414	2040
June	860	1399
July	911	1411
August	887	1423
September	974	1406
October	62	2216
November	0	2381
December	100	2414
Total	5130	24867

*) to FOREM 34 188 thousand kw/h


2003
3500
3000
2500
2000
1500
1000
500
0
1
2
3
4
5
6
7
8
9
10
11
12
energy ouput
purchased overflow balance

Month	Purchased overflow balance, million kw/h	Electricity output, million kw/h
January	101	2459
February	101	2227
March	98	2320
April	104	2095
May	213	1844
June	579	1275
July	603	1320
August	596	1347
September	463	1586
October	325	1970
November	260	2046
December	288	2293
Total	3731	22780


2004
00
00
00
00
00
00
0
1
2
3
4
5
6
7
8
9
10
electric power output
overflow balance

Month	Purchased overflow balance, million kw/h	Electricity output, million kw/h
January	126	2457
February	57	2346
March	223	2136
April	165	2252
May	78	2064
June	203	1747
July	196	1759
August	389	1588
September	459	1638
October	137	2200
November	2	2426
December	21	2699
Total	2056	25112


2005
3000
2500
2000
1500
1000
500
0
1 2 3 4 5 6 7 8 9 10 11 12
electric power output
overflow balance

Generation increasing in the year 2005 as compare with 2004 is caused by decrease in volume of the purchased electric power at the wholesale market of electric power (ORE) and loading of the generating equipment at the power plants of energy system according to the Rules of ORE of a transition period on the territory of Siberia launched since the 01.05.2005. (Governmental Order dd.15.04.2005 № 219).

Purchase of the electric power at ОРЭ in 2005 was carried out in conformity:

- With the scheduled balance of the electric power (capacity) approved by FST of Russia, in volume 386 millions kwh, i.e.-13 % from total amount of purchase;
- With treaty obligations on the on above-planned electricity purchased at trades (PUL) due to generation reducing at own power plants in a volume 165 millions kwh, i.e. 5 % (till 01.05.2005);
- With operative preoptimization mode of working of UES of Siberia (according to Sysop's initiative) due to generation reducing at own power plants in a volume 406 millions kwh, i.e.-13 % (till 01.05.2005);
- With Rules of ORE with (01.05.2005г) in volume 2130 millions kwh, i.e. 69 %, including:
  - in the regulated sector (including a deviation sector) in volume 1231 millions kwh.;
  - in the free market sector (FMS) in volume 899 millions kwh, including at

the bilateral contracts with the Sayano-Shushenskaya GRES - 382 millions kwh.

The volume of purchase of the electric power at the ORE in 2005 amounted 3087 millions kwh. The actual average tariff for the purchased electric power in 2005 was 28,4 kop./kwh against the scheduled tariff - 31,14 kop./kwh approved by the FST of Russia for a power supply system.

In 2005 according to Rules of ORE the Society sold electric power at the FMS of ORE.

The sale's volume amounted 996 millions kwh , i.e. 4 % of electric power output at power stations of power system. The average tariff of sale was 35,5 kop./kwh against the scheduled tariff equal to 28,6 kop./kwh approved by the FST of Russia for the Company.

The volume of a purchased balance - overflow of the power system reduced by sale's volume size at the FMS of ORE and volume of purchase of the electric power by retail consumers at the FMS of ORE ОРЭ amounted 2056 millions kwh.

month	Electric power sale at the FMS of ORE, millions kwh	Electric power output, millions kwh
January	0	2457
February	0	2346
March	0	2136
April	0	2252
May	50	2064
June	84	1747
July	76	1759
August	157	1588
September	334	1638
October	88	2200
November	105	2426
December	102	2699
Total	996	25112


2005
3000
2500
2000
1500
1000
500
0
1
2
3
4
5
6
7
8
9
10
11
12
electric power output
electric power sale at the ORE

4.4. Generating capacity

affiliate	St. No.	Turbine type	Fixed capacity, mwt	Year of launching	notes
Tom-Usinskaya GRES			1272		
	1	K-100-90	100	1958	Turbine and boiler of st.. №1- 1958.
	2	K-100-90	100	1959	Boiler of st.. №14- 1965.
	3	K-100-90	100	1959	Turbine of st. №9 – 1995
	4	T-86-90	86	1960	
	5	T-86-90	86	1960	
	6	K-215-130	200	1992	
	7	K-215-130	200	1993	
	8	K-215-130	200	1994	
	9	K-215-130	200	1995	
Belovskaya GRES			1200		
	1	K-215-130	200	1993	Boiler of st. №1- 1964
	2	K-215-130	200	1994	Boiler of st. №6 - 1968.
	3	K-215-130	200	1995	Turbine of st. №5 – 1996.
	4	K-200-130	200	1966	
	5	K-215-130	200	1996	
	6	K-200-130	200	1968	
South-Kuzbass GRES			554		
	1	K-50-90-2	53	1951	Boiler of st. №1-

					1951.
	2	К-50-90-2	53	1951	Boiler of st №11 - 1956
	3	К-50-90-2	53	1952	Turbine of st.№5 - 2003
	4	К-50-90-2	53	1953	
	5	Т-115-8,8	113	2003	
	6	Т-88/100-90	88	1954	
	7	К-50-90-2	53	1954	
	8	Т-88/100-90	88	1956	
Kemerovskaya GRES			**500**		
	2	R-15-29/2,5	15	1934	Boiler of st №2-1934
	3	PTR-30-29/6	30	1998	Boiler of st №15 - 1995
	5	PTR-30-29	35	2001	Turbine of st №7 – 1996
	6	R -10-35/5	10	1999	
	7	R-12-35 /5м	10	1996	
	9	R-35-130/30	35	1973	
	10	R-35-130/30	35	1974	
	11	T--110-130-3	110	1978	
	12	T--110-130-5	110	1988	
	13	T-110-130-7	110	1995	
West-Siberian TETS			**600**		
	1	PT-60/75-130/13	60	1993	Boiler of st. №1-1963
	2	T-50-130	50	1963	Boiler of st. №11-1983
	3	T-60/65-130	60	1996	Turbine of st. №3 – 1996
	4	T-100/120-130	100	1972	
	5	T-110/120-130-3	110	1974	
	6	T-110/120-130-3	110	1983	
	7	T-110/120-130-4	110	1987	
Kemerovskaya TETS			**85**		
	1	R-5 -35/6	5	1962	Boiler of st. №1-1939
	2	R-10-30/5M	10	1995	Boiler of st. №11-1971
	3	R-10-30/5M	10	1994	Turbine of st №7-2000
	5	PTR-30-2,9	30	2004	
	7	PTR-30-29	30	2000	
Novo-Kemerovskaya TETS			**465**		
	7	PTR-80-	80	1994	Boiler of st. №7-

		130/13			1963
	9	R-50-13-/18	50	1966	Boiler of st. №16 - 1999
	10	R-50-13-/13	50	1967	Turbine of st. №7 – 1994
	11	PT-50-130/7	50	1972	
	12	PT-50-130/7	50	1973	
	13	R-50-130/18	50	1977	
	14	PT-135/165-130/15	135	1981	
Kuznetskaya TETS			**101**		
	4	R-12-35/5M	12	1993	Boiler of st. №18-1968
	6	PTR-30-29	30	2000	Turbine of st. № 13 –2003
	9	R-12-90/18M-1	10	1996	
	11	T-25-90/18	27	1954	
	12	R-12-90/31	10	1967	
	13	R-12-90/31	12	2003	

4.5. Dynamic of expenses on repair of main production funds for 2003-2005.

	2003	2004	2005
Scheduled expenses on repair of MPF (thousands RUR)	**1 707 411**	**1 283 588**	**1 541 271**
Actual expenses on repair of MPF (thousands RUR)	**1 699 047**	**1 286 605**	**1 540 634**
Index of reducing to the prices 2003 (in accordance with indexes of inflation of consumers prices and producers of industrial production according to the data of the Ministry of economic development)	**0,74**	**0,89**	**1,00**
Reduced expenses on repair of MPF to the level of 2005 (thousands RUR)	**2 289 503**	**1 443 571**	**1 540 634**


2500
2000
1500
1000
500
0
2003
2004
2005
actual expences for repair MPF (thousands RUR)
planned expences for repair of MPF (thousands RUR)
reduced expences for repair of MPF to the level 2005 (thousands RUR)

4.6. Dynamics of breakdown rates for the last 3 years.

There were not any accidents in the reporting year, but 229 incidents took place, that was higher as compare with the year 2004 (212) and 2003 (175).

Growth of technological violations was marked as at the plants as also in the electric networks. The most growth of violations in the year 2005 was at the Belovksaya GRES, i.e. 32 incidents.

Main reasons for the technological violations at the plants concerned with damage of boiler equipment and equal to 35%, 11% of damages concerned the electro technical equipment.

Insufficient growth of violations took place at the Kuznetskaya TETs, and at the KEmerovskaya GRES and at the Kemerovskaya TETs incident's number was at the level of the year 2004, i.e by 3 violations ;at the rest electric plants was decreasing of incident's number. In the electric networks the growth of violations was only in the Central EN, i.e. 39 incidents. In the rest Electric networks incident's number reduced.

Under the common growth of technological violations the incident's number reduced because of operative personnel by 7.

The largest technological violations proper to the year 2005:

- South Electroc Networks (YuES) - MB -110 kw was damaged at the substation Mezhdurechenskaya 28.02.2005 (loss was equal to RUR 358,4 thousands)
- West-Siberian TETs – gas pipeline of blast-furnace gas was damaged 10.03.2005 due to violations from the outside of the personnel of West Siberian metallurgical plant under the fuel-fired works (loss was equal to RUR 1000,0 thousands),
- Tom-Usinskaya GRES - emergency switching of K-12 A took place 10.07.2005 due to damage of heating surface (loss was equal to RUR 425 thousands).
- System technological violation (CEN, BGRES) due to spontaneous forces were damaged some air lines and MB -220 kw at the BGRES (loss was equal to RUR 589,5thousands).

South Electric networks –as a result of lightning ingress in the cable trestle of JSC "KF" numerous damages of power cables and fire at the SS KFZ -1 took place (loss was equal to RUR 367000,0 thousands)

Total loss in the year 2005 amounted more than RUR 47 millions.

Dynamics of breakdown rates for the last 3 yearsin the JSC "Kuzbassenergo"


250
200
150
100
50
0
total
175
212
229
124
127
93
79
84
97
46
28
45
3
4
3
2003
2004
2005
period
technological violations, total
electric plants
electric networks
heat power networks
with the personnel's mistakes

Dynamics of accident rate in the JSC 'Kuzbassenergo" , monthly


violation's number
months
2003
2004
2005

Technological violations in the JSC 'Kuzbassenergo"



350
300
250
200
150
100
50
0
total violations
2000
2001
2002
2003
2004
2005
183
291
222
175
212
229
124
148
142
108
93
79
124
84
127
97
59
70
56
28
46
45
0
1
1
3
4
3
technological violations, total
electric plants
electric pnetworks
heat power networks
with the personnel's mistakes

Distribution of technological violations in the year 2005 according to the signs of causes (Instructions SO 34-20.801-2003)

Code	Name of sign	2005	
		number	%
0331	Boiler equipment	64	27.9
0332	Turbine equipment	12	5.2
0333	T/mechanical equipment	4	1.7
0334	Electrotechnical equipment	39	17
	Other causes	113	49.3
	Total	229	100
0341	Mistaken actions of the operative personnel.	7	1.4
0342	Mistaken actions of the personnel of services	1	0.2
0343	Mistaken actions of the hired personnel	35	7.2
0344	Mistaken actions of the repair personnel	2	0.4
0345	Mistaken actions of the management	0	0
0346	Unsatisfactory quality of instructions	2	0.4
0347	Несоблюдение of technical maintenance	105	21.8
0348	Effect of the third parties and enterprises	64	13.1
0349	Effect of natural phenomenon	39	8
	Total	255*	100

Undersupply of electric energy amounted 1294 thousands kwh against 286.6 thousands kwh as in the year 2004, undersupply of heat power amounted 154.1 Gcal against 352.1 Gcal as in the year 2004.

PARAGRAPH 5. POWER SUPPLY ACTIVITY

5.1 Dynamics of commodity supply and energy sale for the last 3 years, including dynamics of abonent debts.

Commodity supply of energy growths due to continuous growth of energy tariffs.

In 2004 commodity supply reduced due to entrance of JSC "Novokuznetsky aluminum plant", Abagoursky agglofactory and of Ltd. "Transnefteservice" to FOREM.

Abonent debts for electricity is constantly decreasing due to the paying back and writing off of unrealizable debts .

RUR thousands , including VAT

period	commodity supply	realization	abonent debts, in the beginning of period
2003	19 927 588	19 943 648	2 322 483
2004	19 159 797	19 510 394	2 290 004
2005	22 052 878	22 532 774	1 782 712
2006			1 128 365


Dynamics of comodity sypply and energy sale
RUR thousands.
25 000 000
20 000 000
15 000 000
10 000 000
5 000 000
0
2003 г.
2004 г.
2005 г.
coomodity supply
sale


RUR thousands.
Dynamics of abnent debts for energy
3 000 000
2 000 000
1 000 000
0
2003 г.
2004 г.
2005 г.
2006 г.

5.2. Dynamics of energy realization structure changes

RUR thousands including VAT

Period	Actual realization	including	
		Monetary funds	Bank bill

2003	19 943 648	18 549 273	1 394 375
2004	19 510 394	14 676 159	382 964
2005	22 532 774	22 211 323	321 451



25 000 000
20 000 000
15 000 000
10 000 000
5 000 000
0
2003
2004
2005
by money
by bank bills

5.3. Dynamics of tariff changing on electric and heat power according to the date of tariffs launching since 2003 till 2005.

Year	Date and № of document	Duration	Average tariff	
			Electrivity kop./kw/h	Heat energy RUR/Gcal
1	2	3	4	5
	2003			
2003	Decision of REC No № 129 dd. 30.12.02	since 01.01.03 - 01.06.03	49.7	227.8
	Decision of REC No № 39 dd.29.05.03	since01.06.03 - 01.01.04	51.7	249.0
	Fact 2003		51.9	235.0
	2004			
2004	Decision of REC No 180 dd. 16.12.03	Since 01.01.04 - 31.12.04	57.2	264.4
	Fact 2004		56.3	264.4
	2005			
2005	Decision of REC No 147 от 04.12.04	Since 01.01.05 - 31.12.05	65.8	310.2
	Fact 2005		64.6	305.5

5.4 Dynamics of energy consumption, payments with the consumers and structure of abonent debts for the last three years.


The structure of effective energy output in 2003 r.
Coal 21,4%
wholesale companies and resellers 15,9%
ferrous metalurgy 28,4%
woodworking and cellulose 0,0%
chemistry and petrochemistry 5,4%
light 0,1%
construction 0,2%
ousing and communal services 2,0%
Промышл.строиматер. 1,6%
Federal budget 0,3%
food 0,4%
Machine building and metalworking. 1,1%
local budget without housing and communa services 0,4%
other branches 0,5%
other industrial productions 0,5%
population 0,6%
agriculture 1,0%


structrure of effective energy out put in the year 2004
coal 24,1%
ferrous metallurgy 35,0%
Wjholesales reseller 18,4%
transport and commu 6,7%
woodworking industry ,pulp and paper industry 0,0%
Chemistry and petrochemistry 6,1%
light 0,1%
non-ferrous metallurgy 0,2%
construction 0,2%
housing and communal services 1,9%
federal budget 0,3%
food 0,5%
Industrial construction materials 1,8%
local budget except housing and communal services
Other industrial branches 0,5%
agriculture 1,0%
other branches 0,6%
population 0,8%
machine building and metallurgy 1,2%


Structure of effective energy output in the year 2005.
ferrous metallurgy
36,2%
coal
23,1%
w oodw orking industry and
pulp and paper industry
0,02%
holesales resellers
18,5%
non-ferrous metallurgy
0,1%
transport and communications
6,3%
light industry
0,1%
chemistry and petrochemistry
6,1%
industrial construction
materials
2,1%
construction
0,2%
agriculture
1,0%
housing and communal
services
2,0%
Federal budget
0,2%
food industry
0,4%
machine building and
metallurgy
1,0%
population
1,1%
other industries
0,5%
other branches
0,6%
local budget excep housing
and communal services
0,4%


Structure of abonent debts by 01.01.2004
housing and communal services
22,9%
chemistry and pertochemistry
26,4%
food industry
0,2%
local budget except housing and communal services
0,2%
woodworking industry and .pulp-and-paper industry
0,5%
light
0,4%
ferrous metallurgy
0,6%
non-ferrous metallurgy
0,6%
construction
0,7%
other industries
0,7%
population
0,8%
Federal budget
0,8%
transport and communications
1,3%
industrial construction materials
2,1%
agriculture
4,5%
other industries
2,4%
wholesales resellers
5,2%
machine building and metallurgy
9,2%
coal
20,2%


Structure of abonent debts by 01.01.2005
housing and communal services
19,1%
chemistry and pertochemistry
25%
food industry
0,1%
local budget except housing and communal services
0,2%
woodworking industry and pulp .and-paper industry
0,3%
light
0,4%
ferrous metallurgy
0,4%
non-ferrous metallurgy
0,5%
construction
0,6%
other industries
0,7%
population
0,9%
Federal budget
0,7%
transport and communications
1,3%
industrial construction materials
2,2%
other industries
3,7%
agriculture
4,9%
wholesales resellers
8,6%
machine building and metallurgy
11,6%
coal
18,7%


Structure of abonent debts by 01.01.2006
housing and communal services 11,4%
Machine building and metallurgy 18,0%
wholesales resellers 11,1%
Chemistry and pertochemistry 28,9%
ferrous metallurgy 6,7%
woodworking and pulp and paper industry 0,04%
other industries 5,4%
other industrial branch 0,1%
coal 4,8%
agriculture 5,3%
other transport and communications 0,2%
industrial construction materials. 1,3%
population 2,8%
food 0,2%
construction 0,8%
railway transport 1,6%
Federal budget 0,2%
local budget except housing and communal services
non-ferrous metallurgy 0,7%

PARAGRAPH 6. MAJOR FIGURES OF FINANCIAL AND ACCOUNTING REPORTING OF THE COMPANY

6.1. Major figures of accounting policy of the Company

Accounting and tax keeping in the executive apparatus of the Company, in subsidiaries and in the representative office is carried out by accounting services headed by the chief accountant.

Subsidiaries and representative office shall present to the executive body of the Company incompleted accounts subject to further balancing and processing, also calculation of the separate taxes to submitting to the higher echelons and taxation bodies

Subsidiaries and affiliated joint stock companies shall to keep accounting singly, also to make up balances and other accountings reports, to pay tax and fees in accordance with law in force.

Accounting policy of the Company based on admissions applied in accounting keeping and reporting (par. 6 of PBU 1/98, Order of MF RF dd. 9.12.1998 №60n):

- Property isolation;
- Continuity of the Company's activity;
- Sequence of accounting policy applying;
- Temporary determinacy of factors of economic activity;

Ways of accounting keeping chosen by the Company under accounting policy forming must be apply by all subsidiaries and representative offices independently from their location.

Manager and Chief accountant of the Company, also managers and chief accountants of subsidiaries and representative office must adhere:

In organizing and bookkeeping, making and submitting of accounting reports shall be maintained the principle requirements of accounting policy: completeness, timeliness, discretion, priority of the contents, consistency and rationality (p. 7 PBU 1/98).

Accounting of property, liabilities and business transactions shall be carried out on the related accounts of accounting included in the approved Unified working plan of the accounting accounts of the Company (Appendix № 2 to this present Provisions), developed on the ground of the approved Order of the Ministry of Finance of Russian Federation dd. 31.10.2000 №94n "Plan of accounts of the accounting pf financial and economic activity of the company" including the software functionality used in the company.

Accounting of property (except for the fixed assets), liabilities and business transactions is carried out in RUR including kopecks without rounding-off. Fixed assets shall be accounted in rubles. Amounts difference of such rounding-off shall be added to the account 91 "Other profits and losses" in composition of unrealized profits (losses).

Documentation of business transactions, their reflection in the registers of accounting shall be carried out strictly on time without any omissions and withdrawals according to the Provisions on documents and documents circulation in book keeping (Order №105 dd. 29.07.83 of the MF of USSR), on the ground of schedules of accounting document circulation.

Input forms of accounting registers (ledger, order-books, payment and losses statements etc.) created by means of computer engineering are printed every month and subscribed by the executive and chief accountant (or by the deputy person).Chief accountant bears responsibility for information safety (on paper and on computer carriers).

Primary accounting documents are accepted to the account if they are made under the form contained in albums of unified forms of the primary accounting documentation. Documents, which form it is not stipulated in these albums, should contain the following obligatory essential elements

- name of document;
- date of document drawing up
- name of institution who has drew up the document;
- contents of business transaction;
- gauges of business transactions in natural and monetary terms;
- name of authorities responsible for business transactions and its drawing up validity;
- personal signatures of the aforementioned persons and their full names.

Suggested forms of the singly developed documents are in the Appendix 2.

With a view to simplify initial information and to get information in full volume on working time using and salary charging I approve and allow to use the table of new model that is modification of the forms № T-12 and T-13 (Appendix №2 of these present Provisions).

Documents circulation's rules of Company aimed to book keeping and reporting shall be regulated by the documents circulation's schedule approved in the executive body, also in subsidiaries and affiliated companies. Documents circulation's schedule fixes terms the initial accounting and other documents to be rendered to the Accounting of the Company.

Terms and volume of accounting reports of the Company subject to rendering to the corresponding State supervisory bodies are not fixed by the schedule of the document circulation, but are under supervision of legislation in force.

Terms and volumes of accounting reports subject to granting to the executive body by the subsidiaries and affiliated companies shall be fixed by Chief Accountant of the Company.

Annual accounting reports of the Company shall be examined and approved by the general meeting of shareholders, also shall be rendered in accordance with terms and addresses provided by the art. 15 of Federal Law №129-FZ dd.21.11.1996 "On accounting" (edition dd. 30.06.2003).

Directors of the Company have power to sign the initial accounting documents in accordance with regulatory documents of the Company. Directors of subsidiaries, representative offices and departments have power to sign the initial documents under their power of attorneys issued by the Company or under regulatory documents of the Company if it follows from their functions execution.

Documents used to form business transactions with monetary funds (on accounts and in cash of the company) shall be signed by the general director of by chief accountant, also may be signed by their deputies on corresponding items or by authorized persons (in subsidiaries – by directors and by chief accountants, and/or by persons authorized by the regulatory documentation).

Contents of the registers of accounting, tax and internal accounting reporting are the commercial classified information. Persons who have gained access to the information contained in the accounting registers and in the internal accounting reports have to keep commercial classified information. They bear responsibility prescribed by the legislation of Russian Federation for disclosure of information.

Chief accountants of subsidiaries and of representative office in accordance with Federal Law on accounting and reporting in RF, exercise supervision of the operation's reflection, submitting of operative information, accounting reports drawing up in accordance with the fixed terms, exercising (together with other bodies) of analyses of financial and economic activity are yield to the Director , and on matters concerned accounting arrangement, reports drawing and tax payment, order and methods of supervision –to the chief accountant.

Directors and chief accountants of subsidiaries and representative office are responsible for accounting and tax arrangement and keeping, also conformity of business transactions to the legislation in force (art. 6 of the Federal Law On accounting).

Book keeping methods
Fixed assets accounting

Fixed assets in particular the part of the Company property agreeable to the standards of par. 4 of PBU 6/01 "Fixed assets accounting" (Order of MF RF №26n dd. 30.03.2001 (ed. 18.05.2002), also to methodological recommendations on fixed assets accounting (Order of MF RF №91n dd.13.10.2003) are as follows:

- buildings;
- constructions;;
- working and power machines and equipment;
- measuring and adjustment devices and equipment;
- computer techniques;
- transport;
- instruments;
- production and household equipment and items;
- plough, productive and pedigree cattle;
- perennial plantations;
- interfarm roads;
- other fixed assets;
- capital investments on radical improvement of the grounds;
- capital investments in the rented objects of the fixed assets;
- lands, plots, objects of nature management (being in the property of the company).

To define composition and classification of the fixed assets it's necessary to guide the All-Russian classifier of fixed assets (OK-013-94) approved by Resolution of the State Committee of RF on standards, metrology and certification dd. 26.12.94 №359.

Drawing up of acceptance of the fixed assets in the composition of the Company is under authority of acceptance committees created:

- in the executive apparatus by the Order "On acceptance's order of the fixed assets to the balance in the executive apparatus of JSC 'Kuzbassenergo" dd. 30.12.2003 №711;
- in the subsidiaries – by the same Orders.

Fixed assets acquired with a purpose to further sale shall be accounted on the account 41 'Goods".

Inventory object shall be regarded as a unit of accounting of the fixed assets that is the object with all adjustments and accessories or separate constructively detached object subject to some single functions fulfillment, or separate complex of constructively jointed objects as an integration subject to the defined work fulfillment (par. 6 PBU 6/01 of Provisions on accounting "Fixed assets accounting" (Order of MF RF №26n dd.30.03.2001).

Inventory cost of the fixed asset's objects, i.e. computers shall be determined as a sum of the price of all devices (system block, monitor, printer, keyboard, mouse etc.) subject to work.

Components and peripherals devices purchased as a change of the worn out shall be accounted as spare parts on the corresponding sub account of the account 10 "Materials".

Fixed assets valuation's ways

on acceptance to accounting objects of the fixed assets are valuated by the next ways:

a) purchase of the fixed assets for a payment - at a rate of actual expenses of the company for the purchase, defined according to par. 8 PBU 6/01 " the Fixed assets accounting " and gathered preliminary on the account 08 " Investments in non circulating assets ", the sub account " Purchase of separate objects of the fixed assets ";

b) construction of the fixed assets by the contract organizations and own-account construction - at a rate of actual expenses for the finished and putted out capital construction according to Provisions on accounting of long-term investments, authorized by the Order of MF of Russian Federation dd. 30, 12. 1993 № 160, gathered preliminary on the account 08 " Investments in non-circulating assets " by one object the subaccount " Construction of separate objects of the fixed assets ";

c) earning of the fixed assets as investments in the authorized (cumulative) capital – in monetary valuation approved by the incorporators (participants) if otherwise is not stipulated by the legislation of the Russian Federation (par. 9 PBU 6/01). The note in the debit of account 08 "Investments in non-circulating assets", subaccount "Acquisition of separate objects of the fixed assets" in the correspondence with an account 75 "Payments with incorporators" is necessary. On the debit of account 08 "Investments in non-circulating assets", subaccount "Acquisition of separate objects of the fixed assets" expenses (including transport and other delivery works) concerned the fixed assets earnings in the authorized capital shall be reflected;

d) gratuitous acquisition of the fixed assets from the legal entities and natural persons also on posting of the fixed assets revealed as surplus over the results of privatization at the market price as for the date of posting. On gratuities acquisition the note in the debit of account 08 "Investments in non-circulating assets", subaccount "Acquisition of separate objects of the fixed assets" from the credit of the account 98 "Further incomes" is made according to corresponding analytics.

On the debit of account 08 "Investments in non-circulating assets " the subaccount " Acquisition of separate objects of the fixed assets " the expenses (including transport and other delivery works, registration fees and other expenses) concerned the gratuitous receipt of the fixed assets also are reflected. In process of amortization charge at the gratuitously acquired fixed assets, simultaneously, at a rate of charged amortization, records on the debit of account 98 " Further Incomes " according to corresponding analytics and to the credit of account 91 " Other profits and losses" in the composition of extraordinary incomes are made;

On surplus posting over results of inventory the record on the debit of account 01 "Fixed assets" from the credit of account 91 "Other profits and losses" is made.
Not accounted real estate revealed in the process of inventory shall be charged in the composition of the fixed assets after the documents submittal to the State registration.
Information on prices in force as for a date of accounting acceptance shall be approved by the documents or by way of expertise (par. 29 Methodical recommendations on the fixed assets accounting (Order of MF RF №91n dd. 13.10.2003).

e) acquisition of the fixed assets under the contracts providing execution of liabilities (payment) by nonmonetary assets at the cost of values transferred or subject to transfer to the Company according to the price which in comparable circumstances the Company usually determines cost of the similar values (par. 11 PBU 6/01);

f) Contract value shall be recognized as the value of the fixed assets acquired under exchange contracts which fixes the contract value of the exchange property;

Expenses on loans and credits (interests etc.) due to the fixed assets acquisition shall be included in the initial value of the fixed assets in accordance with par. 23, 31 of Accounting Provisions "Accounting of loans and credits, also their performance expenses" PBU 15/01 (Order of MF №60n dd.2.09.2001).

Expenses (profits) on acquisition of the objects of the fixed assets arisen after its acceptance to accounting (cost and price difference, nonreimbursable taxes etc.) shall be accounted on the account 91 "Other profits and losses" in composition of extraordinary expenses (incomes) according to the corresponding analytics.

Changes in initial cost of the fixed assets shall be only in cases of completion, after equipment, reconstruction and modernization, partial liquidation and revaluation of the fixed assets.

Complex and partial revaluation of groups of similar objects of the fixed assets over the current (replacement cost) by way of indexation or direct converting according to documentary approved market costs is carried out one a year (as for the 1 January of the reporting year) on the ground of the single Order to the Company, and further is carried out regularly (one time in three year).

Revaluation sum of the fixed asset's object resulted to revaluation shall be charged on the account 83"additional capital" in amount charged minus its discount fulfilled the previous reporting periods and transferred to the account of profits and losses as operational expenses.

Revaluation sum of the fixed asset's object equal to the sum of its discount fulfilled the last previous periods and transferred to the account of profits and losses as expenses shall be transferred to account 91 "Other profits and losses" in composition of operational profits.

Discount sum of the object of the fixed assets shall be referred to the additional capital decreasing composed due to revaluation's sum of this object in the previous reporting periods (par. 15 PBU 6/01, ed. 18.05.2002). Excess of the discount sum of the object of the fixed assets over the sum of its discount related to the additional capital resulted the revaluation spent the previous periods shall be referred to the account 84 "Non distributed profits (uncovered loss)".

Sum of revaluation (discount) arose from revaluation of the fixed assets of the subsidiaries shall be transferred to the executive body of the Company on debit (credit) of account 79 "Intraeconomic payments" on subaccount " Payments on allotted property".

If the object of the fixed assets withdrew the sum of its revaluation shall be transferred from the account 83 "additional capital" to the account 84 "Non distributed profits (uncovered loss)" in composition of profit of the reporting period (par. 15 PBU 6/01, ed. 18.05.2002).

Valuation of the fixed asset's object which cost under acquisition is expressed in foreign exchange shall be realized by way of the sum conversion according to the rate in force of Central Bank of Russia by the date of the object charge to account 01 "Fixed assets".

Furthermore the rate difference shall be accounted on debit (credit) of account 08 "Investments in noncirculated assets" in the credit (debit) of account 91 "other profits and losses" in composition of the extraordinary expenses (profits) (par. 16 PBU 6/01).

Gratuitous transfer and sale of the fixed assets to the third-party companies and natural persons, charge-off of under amortization fixed assets from the balance due to their unfitness to use, also deficient fixed assets revealed under inventory or stolen shall be carried out according to the

written resolution prepared by the Department on capital management of the executive body together with visas of corresponding services.
The document shall be subscribed by Deputies general director to the proper place:

- fixed assets of nonindustrial activities (Housing and communal services, catering, autotransport etc.) – by the first deputy general director on common problems;
- industrial fixed assets – by the deputy general director, technical director;
- charge-off from the balance of amortized fixed assets due to their unfitness to use, also partial liquidation of the fixed assets shall be carried out on resolution of director of subsidiary or representative office.

In the process of charging-off from the balance of underamortized fixed assets VAT falling at the underamortized part without revaluations shall be restored.

Stocks of materials and capital equipment remained due to discount of unfit to reconstruction and further use of the fixed assets shall be debited at the market price as for the date of the fixed assets object's discount together with transfer to account 91 "Other profits and losses" in composition of operating profits.

Depreciated cost of the retired object of the fixed assets from the credit of account 01 "Fixed assets" shall be withdraw to the debit of corresponding subaccount of account 91 "Other profits and losses":

- in composition of operating expenses in case of the fixed asset's retire due to sale, charge-off in case of moral or material depreciation;
- in composition of extraordinary expenses in case of the fixed asset's retire due to gratuitous transfer.

Retire of object of the fixed assets transferred on account of investments in the authorized (composed) capital, pay fund in amount of its depreciated cost shall be reflected on debit of account of expenses accounting and credit of account of he foxed assets accounting.
If the object of the fixed assets has not depreciated cost (fully amortized), amount of the conditional value shall be reflected in bookkeeping as operating profits in the line 09010 of the form 2 "Report on profits and losses".

Expenses on the fixed assets charge-off due to accidents, natural disasters and others emergency situations shall be reflected in bookkeeping of reporting period in composition of emergency expenses.

Depreciation of fixed assets

The method of depreciation of the objects of fixed assets is linear, reasoning from the dates of the effective use of these objects. The depreciation of the objects of fixed assets, taken on accounting before 01.01.2002, is accrued in accordance with the Regulation of the USSR Council of Ministers from 22.10.1990 № 1072 "About the unified standards of depreciation charges for the complete reconstruction of fixed assets of the economy of the USSR". The depreciation of the objects of fixed assets, taken on accounting since 01.01.2002, is accrued in accordance with the Regulation of the Government of RF from 01.01.2002 № 1 "About the classification of fixed assets included in depreciation groups".

The depreciation of the objects of immovable property, capital investments of which are completed, all primary acceptance instruments are drawn up, the documentation is handed over the state registration and practically put into operation, is accrued in accordance with the established procedure – since the first day of the month, following the month of setting the object into operation. The objects are regarded as the objects of fixed assets.
The objects of fixed assets at the cost of up to RUR 10 000 per unit (bought editions, not belonging to the library as well) are charged off according to the item "Depreciation" as far as they are put into production or operation. This operation is mentioned in accounting on debit of accounts of inputs account (selling costs) and account credit 01 "Fixed assets" and drawn up by

the Act of charging off according to MB-8 form. Such objects are reckoned in the record keeping at the cost of 0. In case of modernization (reconstruction) of these objects, the modernization (reconstruction) expenses are charged to the increase of the cost of the object and depreciated in accordance with the established procedure.

The executive body, affiliated companies and the representative office control the movement of these objects in order to ensure their safety in the process of production and operation. Records management of these objects in places of their operation is kept in "The bill of assets at the cost of up to RUR 10 000, put into operation" according to the suggested form, apart from the fixed assets, depreciated in accordance with the established procedure (Appendix 2 to the present Regulation). Accounts department and persons in charge control the correspondence between the records in the bill and inventory sheets.

The retirement of the objects at the cost of up to RUR 10 000 is drawn up by "The Act of retirement of fixed assets at the cost of up to RUR 10 000", according to the suggested form (Appendix 2 to the present Regulation).

Depreciation of the following objects is not accrued:

- housing resources (par.17 PBU 6/01);
- objects of external accomplishment (par.17 PBU 6/01);
- productive cattle (par.17 PBU 6/01);
- perennial plantations (par.17 PBU 6/01);
- lands (par.17 PBU 6/01);
- objects of nature management (par.17 PBU 6/01);
- fixed assets, received before 01.01.2000 under contracts of donation and gratis in the process of privatization;
- books, brochures and other editions.

The process of depreciation accrual can be interrupted by the decision of the director of the affiliated company in the period of restoration (repair, modernization, reconstruction) of the objects of fixed assets, that lasts more than 12 months, and in case of their temporary closing-down for the period of more than 3 months under the order of the JSC "Kuzbassenergo" (par.23 PBU 6/01).

Accrued depreciation of the objects of fixed assets of production purposes under the account credit 02 "Depreciation of fixed assets" control account "Accrued depreciation" is sent to finance capital investments of production purposes as a record in debit of account 02 "Depreciation of fixed assets" control account "Accrued depreciation" from credit 02 "Depreciation of fixed assets" control account "Depreciation of capital investments".

The off-balance account with the acceptance (transfer) of the funding source among the affiliated companies under off-balance aviso is kept, when nesting at the cost of inter-branch depreciation redistribution

The procedure of accounting and financing of the repair of fixed assets.

For a current fiscal year the reserve for repair work is created on account 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes" at the rate established by the estimate of expenses of the annual standard of repair cost, including it into production costs monthly (accounts 23, 25, 26) at the rate of 1/12 of annual estimate. The reserve is created to include expenses for all types of repair work of fixed assets of production purposes into production costs.

At year end the adjustment of the repair reserve is performed:

- extra reserved money for the repair of fixed assets (as a result of inventory taking) is reversed an entry.

- in case of stress of reserve money for repair of fixed assets, extra charge takes place under debit of accounts of the records of production costs and on account credit 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes".

Account of repair expenses is carried out separately according to the types of repair (thorough repairs and current repairs) and methods of carrying out (contract and household).

All the expenses for repair of fixed assets of production purposes, carried out with the help of:

- household method – are accounted object by object on account 23 "Auxiliary processes" under control accounts "Thorough repairs of fixed assets using the household method" and "Current repairs of fixed assets using the household method". Later they will be put in corpore into debit of account 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes" every month.
- contract method – are put in corpore from account credit 60 "Settling with suppliers and contractors" on the corresponding control accounts into debit of account 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes"

In case of stress of reserve money for repair of fixed assets (including leasehold assets) of production purposes, debit balance on account 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes" is mentioned in the line of the balance "Other production costs and resource" at the end of month

Expenses for repair of fixed assets of non-production purposes are charged off from the credit of corresponding control accounts of account 23 "Auxiliary processes" or account 60 "Settling with suppliers and contractors" into debit of account 29 "Attendant production and households".

Account of intangible assets

Intangible assets include the objects of intellectual property under all implemented terms, mentioned in par.3 PBU 14/2000 " Account of intangible assets"(The Order of Ministry of Finance of the RF from 16.10.2000 № 91n)

To be taken on accounting the objects of intangible assets are valued in the following ways:

a) intangible assets acquisition subject to payment – at the rate of actual expenses of the Company for the acquisition of the assets, defined in accordance with par.6 PBU 14/2000 " Account of intangible assets"(The Order of Ministry of Finance of the RF from 16.10.2000 № 91n), collected preliminarily on account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets";

b) creation of intangible assets by the Company itself – at the rate of actual expenses for creation and production except for value added tax and other refundable taxes, collected preliminarily on account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets"(par.7 PBU 14/2000);

c) deposition of intangible assets in authorized capital – in pecuniary valuation, coordinated by founders (members), if nothing else is provided by the Legislation of RF (par.9 PBU 14/2000).A preliminary record is made in debit of account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets" in correspondence with account 75 "Settling with founders". The expenses connected with deposition of intangible assets in authorized capital are mentioned as well on debit of account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets";

d) non-repayable donation of intangible assets from legal and natural persons - at the common rate at the date of posting. A record in debit of account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets" from account credit 98 "Revenue of next periods" is made. The expenses connected with non-repayable donation of intangible assets are mentioned as well on debit of account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets". The information about the prices, established at the date of taking on accounting, is confirmed authentically or by examining.

By depreciation accrual of such intangible assets at the same time at the rate of accrued depreciation the records are made on debit of account 98 "Revenue of next periods" in corresponding analytics and account credit 91"Other receipts and expenditures" in non-disposal revenue;

e) acquisition of intangible assets under the contracts, providing for discharge of obligations (payment) with non-monetary funds – at the cost of values, transferred or being subject to transfer by the Company, set reasoning from the price that is fixed by the Company for similar values in similar circumstances (par.11 PBU 14/2000);

f) the cost of intangible assets is the contract value; the assets received under contracts of exchange which fix the contract value of exchanged property;

Depreciation of all groups of intangible assets is carried out with the linear method, based on the standards calculated on the basis of the period of the effective use of the objects of intangible assets, using account 05 "Depreciation of intangible assets" (par.15, 16, 21 PBU 14/2000).

The period of the effective use of intangible assets is defined independently when the object is taken on accounting, reasoning from the expected period of use of an object, when it is possible to collect revenue. The expected period of the effective use should not exceed the period of validity of a patent, a license and other legal documents and limits on the use of the objects of intellectual property according the present legislation of Russian Federation (par.17 PBU 14/2000).

If it is impossible to define the period of the effective use of intangible assets, the standards of depreciation charges are set counting on 20 years (but it should not exceed the period of functioning of the Company).

Lease of fixed assets

The leased property is mentioned apart in accounting. All the leased property expenses are carried out on account 90 "Sales". Depreciation of leased property is mentioned on account credit 02 "Depreciation of fixed assets" and debit of account 90 "Sales".

Full payback of the objects (including local taxes: acre-shot, tax on property, etc.) should be provided in lease contracts.

Accounting of the leased fixed assets is kept on off-balance account 001 "Leased fixed assets" according to the valuation, fixed in lease contracts. Analytic account is kept regarding lessors and every object of leased fixed assets.

Lease contract defines the period of leasing of fixed assets, the amount of rental fee, the terms of the keeping and repair work, valuation changes as a result of thorough repairs, and procedure of settlements.

The property, purchased for leasing and profit earning, is mentioned in accounting on account 03 "Income investments in stocks of materials and capital equipment".

Account characteristics of the investments in non-circulating assets

Running OKS costs (wage cost, travel expenses) are covered at the expense of the funds, aimed at financing of capital construction and included in the inventory cost of exploited objects (par.1.4. of the Regulation on accounting of long-term investments, confirmed by the Order of the Ministry of Finance of RF from 30.12.93 №160).

Every month running OKS costs of the executive body are distributed among the affiliated companies pro rata SMR volume of affiliated companies in accordance with the coefficient, calculated as in the ratio of SMR volume of an affiliated company for the reporting month and total SMR volume of the Company for this month.

Capital construction expenses are included in inventory cost of objects of capital investments at taking them on accounting. They are classified by par.3.1.7. of the Regulation on accounting of long-term investments, confirmed by the Order of the Ministry of Finance of RF from 30.12.93 №160 as the expenses not leading to the increase in the cost of fixed assets.
If the Company has shares when the construction is under way, the transfer of monetary funds or property to the chief builder on the basis of share holding is reflected as a accounts receivable of this construction by the record in debit of corresponding control account of account 76 "Settling with various debtors and creditors" in correspondence with accounts of accountability of monetary funds or property.

When the construction (or it's part) comes to an end the corresponding expenses are taken on account by the record from account credit of the corresponding control account 76 ""Settling with various debtors and creditors" in debit of account 08 "Investments in non-circulating assets", control account "Construction of the objects of fixed assets".

If the Company is the chief builder, the money, received from the builders who have shares, is mentioned as money for purpose financing on debit of account 86 "Purpose financing" in correspondence with accounts of accountability of monetary funds or property.

Account of NIOKR in the Company is carried out in accordance with the Regulation on accounting "Account of expenses for research engineering, development and technological activity" (PBU 17/02).

The expenses for research engineering, development and technological activity are recognized in accounting if:

- The sum of the expense can be defined and confirmed;
- There is documentation that proves execution phase;
- The results of the activity used in production and operation will lead to revenue in future;
- The use of results of research engineering, development and technological activity can be demonstrated.

The expenses for NIOKR are mentioned in accounting on account 08 "Investments in non-circulating assets" (par.5 PBU 17/02).

The expenses for NIOKR, which results are subject to legal safeguard and drawn up in accordance with legislation order (patents, licenses and other documentation are received to attest the exclusive right of the Company to possess the results of NIOKR), can be considered intangible assets.

The expenses for NIOKR , which results are not drawn up in accordance with established procedure, are charged off from account credit 08 "Investments in non-circulating assets" for the expenses for usual activities using the linear method during the fixed period (par. 11 PBU 17/02).
The period of charging off the expenses for NIOKR is set within 3 years.

The expenses for NIOKR, which results were not satisfactory, and the results of NIOKR which use was stopped, are drawn up by the decision of PTO of an affiliated company.
The decision can be viewed by the service of PTO of the executive body and with the written permission of the technical director. The expenses are charged off at a time in non-disposal expenses of the reporting period.

The objects of incompleted capital construction, which construction was stopped and won't be carried out because of lack of funds in future, exposed to revaluation, the cost of revaluation is transferred from account credit 84 "Surplus earnings (dead loss)" in debit of account 83

"Surplus capital" and as a record from account credit 08 "Investments in non-circulating assets" in debit of account 91 "Other receipts and expenditures" in the sum of actual expenses incurred.

The charge off the objects of incompleted construction is carried out on the basis of the regulatory document (order, instruction, etc.), prepared by OKS of the executive body with the explanation of the reasons for charging off on the basis of the letter of inquiry of the affiliated company about charging off and inventory carried out.

Inventory accountability

Inventory includes assets:

- for being used as raw material, materials, etc. in the process of production, in execution phase and rendering of service, repair work of fixed assets, building and assembly jobs, cultural and educational needs;
- aimed at being sold (finished commodity);
- aimed at being used as means of labour during the 12-month period;
- aimed at being used by the Company for meeting its administrative needs.

Inventory, tools and household fixings used less than for 1 year-period are included in inventory on account 10 "Materials".

The stock-list number, worked out for a definite name of inventory, is taken as an accounting unit.

Taking on accounting of the inventory, its valuation is carried out in the following ways:

- acquisition subject to payment – the sum of actual expenses for acquisition except value added tax and other taxes compensated from the budget, defined in accordance with par.6, 11 PBU 5/01 (the Order of the Ministry of Finance of RF from 09.06.2001 № 44n), with the glance of the regulations of par.15 PBU 15/01 "Account of loans and lending and the expenses for their operation" with the glance of interests and other expenses for borrowed current assets;
- making by own strength – reasoning from actual expenses, connected with the production of the inventory. Account and formation of inventory expenses is carried out in the order, established to define the net cost of applicable types of production (par.7 PBU 5/01);
- invested in authorized capital – reasoning from pecuniary valuation, coordinated by founders (members), if nothing else is provided by the Legislation of RF , with the glance of actual expenses for the delivery of the inventory and putting it in conditions for operation, according to par.6 PBU 5/01 (par.8, 11 PBU 5/01);
- received gratis or under the contract of donation, left from retirement of fixed assets and other property and posting of the inventory, revealed as surplus as a result of inventory taking – reasoning from current market cost considering the posting date with the glance of actual expenses for the delivery of the inventory and putting it in conditions for operation (par.9, 11 PBU 5/01).
- received under the contracts, providing for discharge of obligations (payment) with non-monetary funds – at the cost of values, transferred or subject to transfer to the Company, fixed reasoning from the price that is fixed by the Company for similar values in similar circumstances. If it is impossible to define the cost of assets, transferred or subject to transfer to the Company, the cost of the inventory, received by the Company under the contracts, providing for discharge of obligations (payment) with non-monetary fund, is defined reasoning from the price, that is more suitable for acquisition of similar inventory in similar circumstances. The actual cost price of the inventory includes actual expenses for the delivery of the inventory and putting it in conditions for operation in accordance with par.6, 10, 11 PBU 5/01;
- The cost of the inventory, received under the contracts of exchange, which fix the contract value of the exchanged property, is the fixed contract value.

The evaluation of the inventory, which cost is evaluated in foreign currency at the moment of acquisition, is estimated in rubles at the rate of exchange fixed by the Central Bank of RF on the day of taking the inventory on accounting.(par.15 PBU 5/01).

The inventory received by the Company without calculated-paid documents (non-invoiced deliver) are taken on discount at the price fixed in the contract. If the price is not fixed in the contract, in order to fix it and the amount of payment or account payable, the price, used by the Company in similar circumstances with similar inventory, is tagged (par.6.1. PBU 10/99). After calculated-paid documents are received, the difference between the actual cost of inventory and its valuation at the moment of taking on discount is included in the same expenses accounts the inventory was charged off, and in the balance of the inventory at the store pro rata its volume.

If the calculated documents of non-invoiced delivers were received a year later after the annual accounting had been performed, it means that:
a) account cost of the inventory is not changed;
b) the rate of value added tax is used in accounting in accordance with established procedure;
c) settling with a supplier is being adjusted, the difference between account cost of the inventory and its actual cost is charged off in the month, when the calculated documents were received:
- cost decrease of the inventory is mentioned on debit of account 60 "Settling with suppliers and contractors" and account credit 91 "Other expenses";
- cost increase of the inventory is mentioned on debit of account 91 "Other expenses" and account credit 60 "Settling with suppliers and contractors" (par.41 of Methodical Instructions on the inventory accounting (confirmed by the Order of the Ministry of Finance of RF from 28.12.2001 № 119n).

Merchandise bought for sale by retail are accounted at the value of sales on account 42 "Trading extra charge" (par.13 PBU 5/01). The amount of extra charge, falling at the remains of unrealized products, is fixed reasoning from the percentage of the cost of retired products to the cost of the accounted ones.

Merchandise bought for selling in wholesale are accounted at the acquisition cost with the glance of the expenses for provision and delivery of the products to the stores (bases) till the moment they come into the market (par.13 PBU 5/01).

The inventory, owned by the Company, but being delivered, or transferred to a customer to pawn, is taken on discount in value, fixed in the contract with sequential adjustment of actual cost (par.26 PBU 5/01).

Accounting of the purchased fuel for energy generation is carried out at actual cost and includes: the fuel cost according to the bills of suppliers, including discounts (extra charge) because of poor (good) quality, the payment for other services provided by the supplier and commodity exchange, railway rate quotation of fuel from the shipment place to the station of destination and from the station of destination to discharge arrangements, other expenses according to par.6, 11 PBU 5/01, except the expenses of fuel- shipping department.

The expenses of fuel supply workshop for unloading, warehousing and intraoffice transference of fuel from the stores and fuel delivery for meeting technological needs are not included in the net cost. They are referred to the expenses for power generation of TTTS (par.4.7. of Methodical Instructions on fuel account at heat power plants RD 34.09.105-96).

On putting the inventory (except the products accounted at value of sales) in production and other type of retirement the valuation is appraised at average net cost of each type of inventory.
The average valuation of actual cost of the materials released in production or charged off for other purposes, is estimated by the defining of the actual cost of the material at the moment of its release (sliding valuation).

The putting into production (operation) of the inventory holdings is drawn up as a blading according to form M-11 for intraoffice transference (from one advance holder to another one).

The charging off the inventory in production, except for construction materials, is carried out on the basis of the act of charging off the equipment and other types of the inventory in suggested form (Appendix № 2 to the present Regulation).

The charging off the inventory in production is carried out on the basis of the act of charging off the inventory in suggested form with simultaneous drawing up the blading according to form M-11 for putting in production (Appendix № 2 to the present Regulation).

Accounting of special tools, special devices, special equipment and working clothes is carried out in the Company in accordance with the Methodical Instructions on accounting of special tools, special devices, special equipment and working clothes, confirmed by the Order of the Ministry of Finance of RF from 26.12.2002 № 135n.

The list of the means of labour accounted as special tools, special devices, special equipment, used for carrying out non-standard operations (par.2 of the Methodical Instructions), is defined by the affiliated company independently reasoning from the peculiarities of the engineering procedure.

When defining the composition and groups of special equipment one should take into account the All-Russian classifier of fixed assets OK-013-94 (confirmed by the Resolution of the State Committee on standards, metrology and inspection certification from 26.12.94 № 359), and the All-Russian classifier of types of economic activity, production and services OK-004-93(confirmed by the Resolution of the Government standard of RF from 06.08.93 № 17).

Special equipment, working clothes and other means of man-to-man defense, regardless of their cost and the period of effective use, is referred to the means put into circulation (par.50 "The Regulation on bookkeeping of RF", confirmed by the Order of the Ministry of Finance of RF from 29.03.2000). These means are mentioned in control accounts 10.10 "Special equipment and working clothes at the store" and 10.11 "Special equipment and working clothes in use", open to the balance account 10 "Materials".

Bedding, tools aimed at carrying out the standard types of production (par.4 of the Methodical Instructions) and other inventory included in the means put into circulation are mentioned in account

Working clothes and other means of man-to-man defense, special equipment which can be used up to 12 months, according to the standards, are charged off in debit of accounts of expenses for production at the moment of its transference to the workers of the Company (par.21 of the Methodical Instructions)

The charge off the given working clothes, other means of man-to-man defense etc. is carried out on the basis of the act on charging off according to form MB-8 with simultaneous drawing up the blading according to form M-11 for putting in production.

If the period of operation is more than 12 months, the cost of working clothes and other means of man-to-man defense etc. is covered with the linear method reasoning from the periods of the effective use (par.26 of the Methodical Instructions).

To get working clothes, other means of man-to-man defense etc. aimed at long-term use, a worker must sign in worker's personal card (form MB-2) and in the list accounting the issue of the working clothes, other means of man-to-man defense etc. (form MB-7).

The cost of special equipment is covered with the linear method reasoning from the actual cost of the object and standards reasoning from the periods of the effective use of the object (par.24 of the Methodical Instructions). The period of the effective use of special equipment in affiliated companies is set by the permanent Commission individually for each type of special equipment.

The charge off the special equipment and working clothes is carried out in case of actual retirement (obsolescence, depreciation, selling, gratuitous assignment, investment in authorized capital of other companies, disposition in case of an emergency etc.).

The charge off the inventory delivered under the contract of donation or gratis is carried out on the basis of the basic document on the release of materials (the blading on the release of materials, of form M-15, the instructions on the release of materials or the order on the release of materials and "the Act of gratuitous reception- assignment of the inventory" (Appendix № 2 to the present Regulation). The materials are charged off in accordance with par.5.8.11 of the present Regulation. The cost of the donative materials is referred to the finance results of non-realized expenses (par.12 PBU 10/99 "The expenses of the Company" from 06.05.1999 № 33n, par.132 of "The Methodical Instructions on the inventory accounting" from 28.12.2001 № 119n (version of 23.04.2002).

Actual reserves of coal, mazut and other stock of materials are created according to the standards, confirmed by the directors of the Company. It is connected with the seasonal nature of production and energy supply.

The inventory, unloaded by the supplier and had not been delivered at the stores of the Company, which became the property of the Company (regardless of the fact of payment), is mentioned as the inventory that was not delivered at the end of the month.

The reception and posting of the materials is carried out by putting on the documents of the supplier a stamp with essential elements of the posting order (account, blading) (par.49 of "the Methodical Instructions on the inventory accounting" from 28.12.2001 №119n (version of 23.04.2002) and not by the drawing up the posting order (form M-4) if there is no discrepancy between the data of the supplier and actual data (quality and quantity).

The reception, storing, control and issue of ethyl alcohol is carried out in order provided by " Instruction on reception, issue, transportation and control over ethyl alcohol", confirmed by the Ministry of food industry of the USSR 25.09.85 (from here- Instruction). This Instruction covers all the types and kinds of ethyl alcohol regardless of the way of its purchase and the purpose of further use.

The reception and posting of ethyl alcohol is carried out in anhydrous calculus (in decalitres) on the basis of the Act of the form № P-24 "About the shipping and acceptance of ethyl alcohol" (Appendix № 7 to the Instruction) with the glance of data about the actual quantity of ethyl alcohol, received as a result of measuring conducted by the company officials and mentioned in the section of the Act.

The issue of ethyl alcohol to production departments and laboratories is carried out in accordance with par.2.1. of the Instruction and drawn up as a requisition according to form № P-29 to the Instruction).

The results of acceptance and issue of ethyl alcohol carried out on the basis of corresponding posting and expenses documents are fixed in the log book of the measuring of ethyl alcohol according to form № P-23 (Appendix №4 of the Instruction), conducted by the official who is responsible for the acceptance, issue and storing of ethyl alcohol.

In accordance with the requirements of par. 2.6. of the Instruction production departments and laboratories keep records of supply and consumption of ethyl alcohol every day in the book where they fix the name and the number of industrial operations and analysis, the quantity of consumed ethyl alcohol for each operation and for a day.

The rest of ethyl alcohol at the beginning and at the end of the month is shown according to the inventory taking, that is conducted in accordance with section 6 of the Instruction on the first day of each month. The results of the inventory taking are drawn up as the acts according to form №P-27 (Appendix № 21 to the Instruction).

The declarations "About the volume of output and circulation of ethyl alcohol out of food raw material" are shown quarterly by the Company to the rating authorities and executive authorities, granted a license of this type activity, according to appendixes 2 and 7 to the Resolution of the Government of RF from 25.05.99 № 564 "About the approval of the Regulation on avowal of the production and circulation of ethyl alcohol, alcoholic and spirit-based products".

Account of financial investments.

The account of financial investments in the Company is carried out in accordance with PBU 19/02 "Account of financial investments", confirmed by the Order of the Ministry of Finance of RF from 10.12.2002 № 126n.

The financial investments of the Company include (par.3 PBU 19/02):

- state and municipal securities, securities belonging to other companies, including debt securities which fix the date and the cost of acquittance (bonds, bill of credits);
- investments in authorized capitals of other companies (including subsidiaries and dependent companies);
- loans granted to other companies;
- deposit investments in lending agencies;
- accounts receivable acquired on the basis of assignment;
- investments under the contracts of joint adventure etc.

Accounting of financial investments is carried out on account 58 "Financial investments" with the division of the investments on short-term and long-term, according to the application date (maturity date) and the intentions:
- long-term investments, when the schedule data of the application (maturity) date is more than one year or the investments are made to collect revenue for more than a year;
- short-term investments, when the schedule data of the application (maturity) date is less than one year or the investments are made without the intention to collect revenue for less than a year.
Financial investments are taken on accounting at original cost. The original cost of financial investments, purchased subject to payment, is the sum of actual expenses of the Company for their acquisition, except for value added tax and other compensated taxes (except cases provided by the Legislation of RF about taxes and tallage).
Actual expenses for acquisition of assets in the capacity of financial investments are:

- the sums paid to a salesman in accordance with the contract;
- the sums paid to the companies and other persons for information and consultation services connected with the acquisition of the mentioned assets;
- the bonuses paid to mediator companies or another person through whom the assets were bought in the capacity of financial investments;
- the expenses of the received loans and lending, made before financial investments are taken on account, at the acquisition of financial investments at the expense of borrowed current assets (par.15 PBU 15/01 "Account of loans and lending and the expenses for their operation" confirmed by the Order of the Ministry of Finance of RF from 02.08.2001 № 60n);
- other expenses connected with the acquisition of the assets in the capacity of financial investments.

Actual expenses for the acquisition of the assets in the capacity of financial investments are defined according to the differences in sums if the payment is in rubles and makes the sum equivalent to the sum in foreign currency, before the assets in the capacity of financial investments are taken to the account.

The original cost of finance investments made in the authorized capital of other companies is the pecuniary valuation, coordinated among the founders (members) of the companies, if nothing else is provided by the Legislation of RF.

At payment of the deposition in the authorized capital with non-monetary funds on account 58 "Financial investments" the depreciated cost of transferred objects is mentioned. At the reception of the deposition in the authorized capital with non-monetary funds on account 80 "Authorized capital" the pecuniary valuation of the transferred objects coordinated by the founders is mentioned; account 58 "Financial investments" of the founder and account 80 "Authorized capital" of the receiving party will have different cost valuation.
The original cost of the loans given to other companies is the sum of actual transferred monitory funds or the book cost of the property, if the loan presents the property (non-monitory funds).

The original cost of the financial investments, deposition under the contract of joint adventure is the pecuniary valuation coordinated by the partners of the joint adventure.

The original cost of the financial investments acquired under the contracts providing for discharge of obligations (payment) with non-monetary funds is the cost of assets, transferred or being subject to transfer by the Company.
The cost of the assets , transferred or being subject to transfer by the Company, is set reasoning from the price that is fixed by the Company for setting similar costs in similar circumstances.

If it is impossible to set the cost of the assets transferred or being subject to transfer by the Company, the cost of the finance investments received by the Company under the contracts providing for discharge of obligations (payment) with non-monetary funds is set reasoning from the cost of acquisition of similar finance investments in similar circumstances.

The original cost of the financial investments received gratis such as securities is:

- the current market cost on the day of the taking on account. The current market cost of securities is their market price calculated in accordance with established procedure by the trade organizer at the equity market;
- the sum of pecuniary valuation that can be received as a result of received securities sale on the day of their taking on account – for the securities which are not taken into account when the trade organizer at the equity market does not calculated the market price.

The finance investment which help to set in accordance with established procedure the current market cost are mentioned in accounting at the end of fiscal year at the current market cost by the adjustment of their valuation on the previous fiscal date. The mentioned adjustment is carried out quarterly.

The difference between financial investments valuation at the current market cost on the fiscal date and the previous financial investments valuation is referred to the financial results (composed of operational receipts and expenditures).

Financial investments which do not set the current market cost are mentioned in accounting on the fiscal date at the original cost.

If on the fiscal date the current market cost of the object of financial investments, earlier valuated at the current market cost, the current market cost is not set, such an object of financial investments is mentioned in accounting at the cost of its last valuation.
The original market cost of debt securities which do not set the current market cost is not made into the principal value (par.22 PBU 19/02 "Account of financial investments" from 10.12.2002 № 126n).

On the retirement of the asset, taken on accounting in the capacity of financial investments, that does not set the current market cost its cost is defined reasoning from the original cost of each unit of the accounting of financial investments (par.26 PBU 19/02).

On the retirement of the assets taken on accounting in the capacity of financial investments, which define the current market cost, their cost is defined reasoning from the last valuation.

The valuation of financial investments at the end of the fiscal period is carried out at the original cost of each unit of the accounting of financial investments and at the current market cost (par.32 PBU 19/02).

According to par.6 PBU 19/02 in the analytical account the following information about state securities taken on accounting and securities belonging to other companies is given:
- name of the Issuer (Company);
- name of the securities;
- number, series etc.;
- nominal price;
- buying price;
- expenses for the acquisition of securities;
- total amount;
- date of purchase;
-date of sale and other retirement;
- storing place.

Account of the foreign currency transactions and payments in conventional units.

The property and liabilities which cost is expressed in a foreign currency, are taken on accounting in ruble valuation converted according to the rate of exchange of the Central Bank of RF on the date of the conducting of a transaction; for drawing up of the accounting – according to the rate of exchange of the latest in the accounting period quotation of rate of the Central Bank of RF (par.3, 6 PBU3/2000).

The ruble valuation of the property (fixed assets, intangible assets, long-term securities, inventory) purchased at foreign currency and posted at the original cost or at the sum of actual expenses for the purchasing (par.9 PBU 14/2000) is not counted over at the drawing up of the accounting.

The differences in rates of exchange arisen as the difference between the ruble valuation of the property or the liability which cost is expressed in a foreign currency calculated at the rate of exchange of the Central Bank of RF on the date of the discharge of liabilities of payment or on the reporting date of the drawing up of the accounting for the reporting period, and the ruble valuation of the property or the liability calculated at the rate of exchange of the Central Bank of RF on the date of the taking them on accounting in the reporting period or on the reporting date of the drawing up of the accounting for the previous reporting period, are referred to on account 91 "Other receipts and expenditures" in the list of non-disposal revenue (expenses) as far as they appear (par.13 PBU 3/2000).

The differences in sums arisen at the settlement for the inventory, performed work, services rendered which cost is expressed in conventional units are included in the expenses for purchasing of the mentioned assets and reflected on the accounts of the inventory and expenses account till the moment of their posting. The differences in sums arisen after the posting of the inventory, performed work, services rendered are referred to on account 91"Other receipts and expenditures" in non-disposal revenue (expenses) as far as they appear.

The differences in sums arisen at the settlement with the banks at the purchase (sale) of a foreign currency at the rate of exchange different from the rate of the Central Bank of RF is referred to on account 91"Other receipts and expenditures" in non-disposal revenue (expenses) as far as they appear.

The differences in sums arisen at other taking (fines, penalties, forfeits), connected with the implementation of the economic contracts, are referred to on account 91 "Other receipts and expenditures" in non-disposal revenue (expenses) as far as they appear".

The account of the transactions on the settlement accounts.

The settling with debtors and creditors is reflected in the accounting in the sums from the entries and acknowledged by the Company as the correct ones (par.73 of the Regulation on the bookkeeping of RF (the Order of the Ministry of Finance from 29.07.1998 №34n).

The sums on the settling with the banks and the budget are coordinated with the applicable companies, the reservation of the undetermined sums on the balance is not admitted (par.74 of the Regulation on the bookkeeping of RF (the Order of the Ministry of Finance of RF from 29.07.1998 №34n).

The settling with debtors and creditors is reflected on the applicable accounts provided by the Unified work plan of the accounts of bookkeeping of the Company in accordance with the requirements of timeliness and comprehensiveness of the accounting.

In accordance with the admission of time certainty of economical activity facts, the accounts receivable and the bill payable are created in the current accounting in the reporting period when the applicable facts of the economical activity took place, regardless of the actual time of intake or pay-out of the monetary funds connected with these facts (par.6 of the Regulation on the accounting "Account policy of the Company" PBU 1/98 (the Order of the Ministry of Finance of RF from 09.12.1998 № 60n).

The sums received from the customers in the form of Available Funds are reflected on account credit of the applicable control of account 62 "Settling with buyers and customers".

Discharge of liabilities by the discount of the counter claim, including the transient supply, is reflected according to debit of account or account credit of the applicable expenses account.

The discharge by the discount of the counter claim (art.410 of CC of RF) is defalked on the following terms:

- the actual existence of counter debts, admitted and unchallenged by the parties;
- the uniformity of the counter claims, that means the comparability of the debts and the possibility of bringing them to the equivalent (pecuniary valuation);
- the date of the discharge of liabilities has come, or it is not indicated or fixed by the moment of claiming;
- the absence in the text of the contract of the term about the inadmissibility of the discount sequential from this contract.

The discount of the mutual claims is defalked both by the agreement of the parties and on the unilateral basis with informing of the other party, after the revise of the mutual debts and drawing up of the act of the account revise (in the optional form specifying all the requisites needed for the mutual discounts), signed by the plenipotentiaries of the parties.

If the amounts of counter debts differ, the debt which amount is bigger is discharged only in an applicable part, all the rest remains without changes.

The suppliers liabilities discounts which are not grounded by calculated-paid documents (non-invoiced delivery) are not defalked till calculated-paid documents are received and the factual rate of the bill payable is defined on their basis.

The discounts are not defalked if by the application of the alter the term of actional prescription is subject to the claim and this term is expired (art.411 of CC of RF).

The change of the persons in the liability under the assignment contracts is reflected in the accounting in the following way:

- on the assignment of debt to the Company and affiliated companies, for example of the debtors-energy consumers to the affiliated company Energosbyt, the original debtor is substituted for a new debtor if the Company agreed to assign the debt with the reference to the requisites of the principal contract and the requisites of the assignment agreement (par.1 art.391 of CC of RF). The energy debt is reckoned in corpore in the new debtor account, it means that the original liability is not considered to be fulfilled;

- on the assignment of debts by the Company to the other person, the Company debt to the creditor is cut off. The Company debt to the creditors is written off if the creditor agrees to assign the debt to the new debtor with the reference to the requisites of the principal contract and the requisites of the assignment agreement;
- on the assignment of debt of the Company or its affiliated companies to the new creditor, it's reflected in the accounting only after the debt notification of the assignment of debt of the original creditor to the new creditor had been received. The bill payable to the new creditor is still reckoned in corpore in the account of the Company, it means that the original liability is not considered to be fulfilled;
- on the assignment of debts by the Company to the other person, the accounts receivable to the Company are cut off. In the account the accounts receivable on the interests are reflected as a record on debit of the applicable control account of account 62 ""Settling with buyers and customers" in the correspondence with the applicable control account of account 91 "Other receipts and expenditures". The debt of the previous debtor is written off from the balance of the Company at the assignment in accordance with the terms of the assignment contract as a record on debit of the applicable control account of account 91 "Other receipts and expenditures" with the simultaneous charge of VAT to be paid in the budget (ch.21 art.167 par.3 of IRC of RF; art.382 par.2 of CC of RF) .

The own, bank and third party's bills of credit are used in the accounts only through the executive body of the Company.

The drawn own bills are reflected in the accounting on account 60 "Settling with suppliers and contractors" in the applicable analytics in the inner correspondence or in the correspondence with debit of account "Internal accounts on current transactions" of the affiliated company, that received the bill to meet the bill payable.

On getting the aviso of the executive body about the bill drawing the affiliated company withdraws a bill payable, the applicable sums of VAT (except for VAT on capital investments) are transferred from account 19 "Value added tax on acquired values" to the balance of the executive body of the Company:

- to deduction at computation in the part of expenses accepted for profit tax computation in the same month (par.1 art.170 of IRC of RF);
- In the part of expenses for capital investments – from the moment of depreciation of the commissioned object (par.5 art.172 of IRC of RF) with the copies of invoices and acts of objects commissioning attached, certified in accordance with established procedure.

The acceptance to deduction of VAT sums on the acquired values, the bill was transferred to pay for, is carried out in the executive body at the moment of the payment of the own bill with monetary funds.

The handing over of the own bills in pawn to discharge a liability to the creditors is reckoned on the off-balance account 009 "Discharge of liabilities and payment security" with the analytical breakdown of the pawnbrokers.

The acquired bills (own debtors' bills) are reckoned in the accounting at bill sum with a glance of the interests owed according to the issue of bill terms under debit of account 62 "Settling with buyers and customers" in the applicable analytics in the inner correspondence or in the correspondence with account 79 "Internal accounts on current transactions" of the affiliated company, that received the bill to meet the accounts receivable. On getting the aviso of the executive body about the bill acquisition to pay the accounts receivable the affiliated company withdraws the accounts receivable, the applicable sums of VAT on shipment are transferred to the balance of the executive body of the Company:

VAT, owed to be paid in the budget, is reflected in the accounting of the executive body at the moment of payment of a bill with monetary funds or transfer of goods (execution phase, rendering of services) on account of the payment of this bill (par.41.4 of the Methodical recommendations on use ch.21 "Value added tax" of IRC of RF from 20.12.2000, № BG-3-03/447, version of 26.12.2003).

The handing over of the acquired bills (own debtors' bills) to pay the bill payable is reflected in the accounting as a sale of rights of property by a record on debit of account 62 "Settling with buyers and customers" of the applicable control account in the correspondence with account 91 "Other receipts and expenditures" of the applicable control account. The accounts receivable to the Company or its affiliated companies, the bill was acquired to pay for, is written off from the balance by the record on account credit 91 "Other receipts and expenditures" of the applicable control account with simultaneous VAT charge owed to be paid in the budget.
The acquired bills , including the bills acquired under the endorsement (bank and third party's bills) are reckoned at the rate of actual expenses for acquirement (acquisition) defined in accordance with par.5.9.4. of the present Regulation under debit of account 58 "Financial investments" on the applicable control account in the correspondence with the applicable control account of account 76 "Settling with various debtors and creditors".
If the bill is received to pay the accounts receivable to the Company or its affiliated companies, the accounts receivable is liquidated by the record on the applicable control account of account of the accounts receivable in the correspondence with debit of account 76 "Settling with various debtors and creditors" which reckons the bill payable for the received bill with simultaneous VAT charge owed to be paid in the budget.

If such a bill pays the accounts receivable of the affiliated company, the record is made on debit of control account of account 76 "Settling with various debtors and creditors" which reckons the bill payable for the received bill in the correspondence with account 79 "Internal accounts". On getting the aviso the affiliated company withdraws the accounts receivable by the record on account credit of the account of the accounts receivable in the correspondence with account 79 "Internal accounts", with simultaneous VAT charge owed to be paid in the budget.

The handling over of the bank bill or the third party's bill to pay the bill payable is reflected in the accounting as the property sale by the record on debit of account 62 "Settling with buyers and customers" of the applicable control account in the correspondence with the applicable control account of account 91 "Other receipts and expenditures" (Letters of the Ministry of Finance of RF from 24.06.1997 № 04-02-13, from 07.08.1998 № 04-03-05, from 30.10.1992 № 16-05/4).
The withdrawal of the bill payable is carried out by the record on debit of accounts of the account of the bill payable in the correspondence with the applicable control account 62 "Settling with buyers and customers" with simultaneous acceptance to deduction of VAT sums in accordance with procedure provided by par.2 art.172 of IRC of RF.
If such a bill pays the bill payable of the affiliated company, the record is made on debit of account 79 "Internal accounts" in the correspondence with the applicable control account of account 62"Settling with buyers and customers" which reckons the accounts receivable for the handled over bill. On getting the aviso the affiliated company withdraws the bill payable by the record on debit of account of the applicable accounts of the accounting of bill payable in the correspondence with account 79 "Internal accounts", with simultaneous acceptance to deduction of VAT sums in accordance with procedure provided by par.2 art.172 of IRC of RF.
The retirement of the bank bills and third party's bills from the balance at their submission to the maker for payment is reflected in the accounting under account credit 91 "Other receipts and expenditures" of the applicable control account in the correspondence with the applicable control account of account 76 "Settling with various debtors and creditors".
The accounts receivable with the expired term of actional prescription as well as other debts, unreal for the collection, are written off from the balance.

The unreal for the collection are:

1. The accounts receivable with the expired term of actional prescription;
2. The discharged debts in accordance with art.416, 417,418,419 of CC of RF.
3. The shortage of the property or its anientisement in excess of planned rate, as well as embezzlement loss, if guilty persons are not identified (the fact must be proved by the authorized state authority) or the court refused the recovery of damages.
4. The debts which recovery is impossible on the basis of the Federal Law of RF "About executive production".

Debt amortization is carried out on the basis of the act of debt inventory taking, the written reasoning, the order of the director of the Company on each liability at the expense of the present reserve of the shady debts, if it's not enough it is referred to the list of non-disposal expenses (par.12 PBU 10/99 confirmed by the Order of the Ministry of Finance of RF from 06.05.1999 №33n).

The written debt reasoning includes the index of the ground and the sum of the debt with the reference to the basic account documents; the ground for the debt amortization with the reference to the rules of law with the vouchers attached:

- the copies of the basic account documents;
- at the settlement of a debtor:

a) of a legal person – the extract from the unified state list of legal persons;
b) of a citizen – the death certificate;
c) other documents proving the impossibility of debt collection (the act of state authority etc.).

Debt amortization in sum up to RUR 1500 according to one liability with all necessary documents present, is carried out under the order of the director of the affiliated company.

The accounts receivable written off in view of debtor's insolvency are reflected in the balance sheet during 5 years since the moment of amortization to observe the possibility of its collection in case of debtor property status change.

The terms of actional prescription are fixed on the basis of art.195-208 of CC of RF. The term of actional prescription is interrupted by the filing of a claim in accordance with established procedure as well as by the actions of the person under obligation which prove the acknowledgement of debt. After the break the term of actional prescription opens again, the time before the break is not included in the new term.

The agreement of the parties, the acknowledgement of debt out of the terms of actional prescription as well as the change of persons under obligation can not be the ground for the change of the term of actional prescription and the procedure of its calculation.

The account of accounts receivable is organized according to the terms of actional prescription to observe par.5 art 167 of IRC of RF.

The amortization from the balance of the unclaimed bill payable and depositor debt with the expired term of actional prescription and under other grounds is carried out at the written permission of the director of the affiliated company according to the standards art.195-208 of CC of RF.

The sums of the bill payable written off are referred to account credit 91 "Other receipts and expenditures" in the list of non-disposal revenues.

The sums of VAT on the bill payable written off are reckoned in the accounting and referred to debit of account 91 "Other receipts and expenditures" in the list of non-disposal expenses.

Calculation of expenditures on production.

Calculation of expenditures on production shall be carried out in accordance with issue II of Provisions on accounting "Company's expenses" (PBU 10/99 (Order of MF of RF № 33n dd. 06.05.1999

Calculation of expenditures and calculation of the outputted energy net cost shall be carried out in separate electric plants, electric networks and in energy system as whole.

Full net cost of energy is formed by way of summation of net cost of production by electric plants, net cost of transfer and distribution in electric and power networks, cost of purchased electric power and expenses on the executive body's maintenance including expenses on management of technological process and maintenance of the separate subdivisions on energy selling.
Full net cost of effective output of electric and heat energy to consumers is an object for electric and heat energy net cost calculation.
Calculation units are 1 kw/h and 1Gcal of the effectively outputted electric and heat energy.

Calculation of expenditures on production and calculation of real net cost of production shall be carried out by traditional calculation way with direct expenditure accounts (20, 23,29) and indirect (25, 26). Calculation of indirect expense's accounts shall be closed in debit of accounts 20 (23) with further calculation of full real production net cost of the produced items every month.
Expenditures accounted on account 25 "Common production expense" shall be charged-off fully on account 20 "General production" and on account 23 "Auxiliary process" to the proper with their simultaneous distribution between the calculation's objects at the end of month:

- at the power stations proportionally to the standard fuel level, here expenditures of the plants participated in output of only one type of energy shall be fully referred to this type of energy;
- calculation of net cost of production of auxiliary productions - proportionally to the basic salary of employees.

Common economic expenses (except abonent payment for RAO network's using) on maintenance of the executive body including expenses on maintenance of Energy supply shall be distributed between electric and heat energy proportionally to production expenditures of electric plants and networks.

Expenditures accounted by the subsidiaries on account 26 "Common economic expenses" shall be referred to account 20 "General production", also to account 23 "Auxiliary process" and to account 29 "Auxiliary process and economy" at the end of month in cases of manufacture or production, services and works fulfillment abroad or to other subsidiaries simultaneously their distribution between the objects of calculation:

- calculating of net cost of production of auxiliary processes shall be referred proportionally to the shop cost of production, works and services. Thus the sum of common economy expenses accounted for production, works and services of the auxiliary and service shops (production) shall be defined due to this share of common economy expenses related to their direct production;
- rest part of common economy expenses shall be refereed fully to net cost of general manufacture production (expenses on maintenance of design, technological departments and background of department's manufacture, expenses on maintenance of production laboratories, cost of different tests, researches and experiments subject to general manufacture; expenses concerned rationalization and research on general production; expenses concerned the employee's training and further training for general production; expenses concerned maintenance of watch and fire prevention; expenses concerned payment of land tax, non productive expenses concerned manufacture and supply of general production and other same expenses). Common economy expenses shall be distributed between electric and heat power proportionally to their shop net cost;

- common economy expenses on services rendered by auxiliary process and auxiliary production and economy)internal consumption by the subsidiary) are not referred.

Net cost of electric power transfer (transit) through the corresponding voltage range shall be defined by product of actual net cost of electric power transfer on corresponding voltage thought electric power plants and Energy Supply and by volume ratio of outputted energy under the transit contract on corresponding voltage to the total volume of corresponding voltage output through the network (except overflow balance to other plants) including electric power outputted under the transit contract in accordance with actual balance of electric power in the networks BH, CH1, CH2, HH.

Finished product (account 43) shall be reflected in accounting on actual production cost.

Expenses concerned production supply accounted on account 44 "Expenses on sale" shall be charged-off fully on account 90 "Sales" in reporting period (par. 9 PBU 10/99).

Expenses incurred in the reporting period but concerned the further reporting periods shall be reflected as future expenses (account 97):

- holiday pays charge to the next month:
- subscription publication's expenditures;
- insurance payment charge;
- other expenses and payments with further equal charge-off in the related period.

Expenditures on usual activity shall be classified as in articles , as in elements (par. 8 PBU 10/99).

Expenditures of department on stuff training of the Stuff management department shall be accounted on account 26 "Common economy expenses" separately with further transfer to subsidiaries through account 79 "Intraeconomic payments" in amount of actual expenditures distributed proportionally the volume of rendered works and services.

Expenses on equipment of sanitary-accommodation premises, medical premises, rooms for repose and psychological relaxation, creation of sanitary posts furnished with medicine chests composed of medicine sets subject to initial care etc., provided by the legislation in force, shall be accounted on account 25 "Common productive expenses" according to the fixed norms.

Expenses on preparation and holding of civil defense actions shall be accounted on account 26 "Common economic expenses" (Provisions of the Government №227 dd. 16.03.2000

Accounting of expenses on energy transfer at the energy plants shall be carried out apart of accounting of expenses on energy output on the separate subaccount 20.5 "Expenses on heat energy transporting" .

Calculation of the transfer net cost shall be accounted apart of electric and heat power production as the separate activity.

Division into the Company activities shall be carried out according the single issued Order and Provisions on separate accounting over the activities.

Features of the Company's profits and losses forming.

The Company's profits on usual activities are the following:

- proceeds from electric and heat power sale;
- proceeds from increased pay to the rate on reactive power compensation (tangent Fe);
- proceeds received for nonrecoverable condensate;
- proceeds from makeup and chemical treated water sales;
- proceeds from other finished production of auxiliary process sales;
- proceeds from agricultural production sales;
- proceeds from rendered works (services) of industrial nature (including transit);

- proceeds from nonindustrial works (services) sales including profit on sale of medical services to the third parties, profit on sale of tickets in the own medical institutions (sanatorium-preventoriums) to the third parties and to own employees; profit on housing services (rent), services of preschool institution (payment for children keeping), other services of nonindustrial nature (payment for weekend tickets in the sanatorium-preventoriums, rest in tourist centers, in the pioneer camps etc.);
- proceeds from good's sale including retail trade (through the stores against cash, also instalment selling against salary), also wholesale trade (profit of inventory holdings sale abroad), foreign trade (export trade);
- proceeds from catering goods sale;
- earnings concerned temporary use of the Company's assets under the Lease contracts against payment (temporary use and possession).

Profits on usual activity shall be defined as difference between the earnings on sale of goods, products, works and services according to the current costs and rates on electric and heat power except VAT and expenses on their production and sale approved by REC.

Extraordinary profits of the Company shall be declared the following types of penalties, fines and forfeits against the violation of the contract's terms and provisions;

- electric power capacity excess;
- energy consumption contracted size's excess;
- energy consumption contracted size's underexploitation;
- unauthorized electrical installation's launching;
- nonrecover of condensate;
- excess of the fixed by the contract maximum hourly demand of heat energy;
- unauthorized water pumping;
- excess of the contacted volume of heat energy consumption;
- temperature excess of return delivery water;
- underexploitation of the contracted volume of heat energy consumption

shall be reflected on account 91 "other profits and losses" in the moment of profit acceptance.

Social oriented expenses, i.e. additional payment to pensions, incentive pays, expenses on health-improving measures, compationate activity, maintenance of objects of social sphere and other similar expenses shall be deemed as other extraordinary expenses and shall be reflected on account 91 "Other profits and losses". Sum differences over the payments with debtors-buyers arose this reporting period shall be referred to the earning increasing due to sale.

Sum differences arose after the reporting period shall be deemed as profits (losses) of the last years revealed in the reporting period in the result of re-calculations with counteragents and shall be reflected in composition of other extraordinary profits (losses) on account 91 "Other profits and losses".

Interests on the commercial credit granted to the buyer (customer) by the Company on terms of delay of payment including collateral note received from the customer shall be deemed as other extraordinary profits and shall be reflected on account 91 "Other profits and losses".

By results of inventory of accounts receivable spent at the end of fiscal year the reserves on dubious debts over the payments with debtors with the debtors and the sums of created reserves shall be refereed to the debit of account 91 "the profits and losses" in composition of operative expenses in correspondence with account 63 "Reserves on the dubious debts" (par. 11 Provisions on accounting "Company's expenses" PBU 10/99 (ed. 30.03.2001).

The reserve's size shall be defined separately by each dubious debt depending on the debtor's financial situation and appraisal of probability of a debt repayment fully or partially, also shall be limited by the Company's financial abilities.

Any debtor's debt shall be deemed as dubious debt if this debt was not paid in terms prescribed by the contract and was not ensured with mortgage, voucher of bank guaranty.

Accrued reserve shall be aimed at coverage of losses incurred due to bad debts.

The bad debt is a debt which limitation period has expired or in case of discharge owing to impossibility of its execution on the ground of the act of the State body or of the company's liquidation.

Unused reserve sum of bad debts in the fiscal year shall be added to the profits of the fiscal year together with a record in the credit of account 91 "Other profits and losses" in composition of operative expenses in correspondence with account 63 "Reserves on bad debts".

Energy output to the needs of plants and networks shall be reflected in accounting in appraisal of:

- output to the technological and economy needs of the main and auxiliary processes according to the specially fixed rate without reflection in the sale's volume;
- output to own capital construction and to the non industrial economy according to the fixed rates including reflection in the sale's volume.

Electric and heat power consumed by economic needs shall be included in the sale's volume but shall be transfer in aviso through account 79 "Intraeconomy payments" to subsidiaries without invoicing.

According to the "Standard instruction on electric power accounting under its production, transfer and distribution RD 34.09.101-94 (approved by General State Energy supervision department of Russia (Glavgosenergonadzor of Russia) dd. 02.09.1994), the category of economic needs of energy system involves electric power consumption by auxiliary and non industrial processes being on the balance of electric plants and electric network enterprises obligatory to main production maintenance but not tied directly with technological processes of heat and electric power production at the electric plants, also transfer and distribution of electric power (nomenclature of energy consumption's elements to the economy needs of electric plants and electric networks is defined by the Letter of the Minenergo of USSR №B-6023 dd. 24.04.1980).

Electric power consumption to economic needs of energy system shall be included in the effective output subject to accounting as separate line in form of static report 46-ec "Effective output of electric and heat power" and shall be transferred to subsidiaries according to the special fixed rate.

Electric power consumption to heating, water supply and lighting of dwelling houses, canteens (if these expenses are reflected on b/account 29 "Auxiliary processes and economies"), hostels, hotels, clubs, tourist centers, preventoriums etc. shall not be included in economic needs of energy system.

Also consumers operated from the needs of plants and substations (sub-abonents)are not referred to the economic needs of energy system.

Energy consumed by windings of synchronous condensers and glaze fusion are not referred to the energy consumption to the economic needs of energy system. Aforementioned types of energy consumption form energy losses in electric networks.

Every month according to the reports of PTO of subsidiaries, Energosbyt (Energy supply) shall correct sale's volume on economic need's sum and hand over information on electric and heat power consumed by subsidiaries to economic needs in accordance with approved form "Appendix 2 to this present Provisions) to accounting department of the executive body:

Executive body shall transfer through aviso electric and heat power consumption to the economic needs to the subsidiaries every month. Sum received by the subsidiaries shall be reflected on expenditure accounts (Debit 20,23,25,26; Credit 79).
Heat power (makeup water and unreturned condensate (in tn.) shall be transferred to the subsidiaries through aviso with invoicing by Energosbyt (Energy Supply).

Coordination of parameters with the branch statistical report under the form 46-ES is not provided In the current annual and intermediate accounting. There is a reference to explanation of a reason of data divergence on sales volume with the accounting reporting in the statistical branch report.

Disposition of profits

Disposition of net profits in the Company shall be approved by the general meeting of shareholders and shall be hold in accordance with Law "On Joint Stock Companies" and with standard documents on book keeping.

Tax and other similar payments accrued during the fiscal year from the profits shall be reflected on account 99 "Profits and losses".

Accounting of transactions with authorized capital, additional capital and reserve capital shall be closed in the executive body of the company as property owner.
At the expense of unappropriated balance in case of its adequacy the reserve capital equal no more then 5% of the authorized capital shall be established in accordance with Articles of Association.
Assets of the reserve capital shall be used in financing according to Provisions developed by the Company.
Dividend's charge and issue shall be carried out over the results of the fiscal year in accordance with Articles of Association under the special developed Provisions.

Features of accounting of intraeconomic transactions between subsidiaries.

Operations on the property transfer to subsidiaries shall be reflected in accounting through account 79 "Intraeconomic payments", subaccount "Payments on allotted property" and shall be reflected in passive balance in the filed line 423 of part IV "Capital and reserves"

.Transfer of inventories (MPZ) in the Company shall be reflected in accounting using the account 79 "Intraeconomic payments on the current operations" omitting realization accounts, accounts receivable, account payable without VAT and extra charging.

Transition of inventories (TMC, goods) between subsidiaries shall be drew up by form M-15 "Blading to the good's output apart" with the first copy of blading transfer to the subsidiary-recipient.

Subsidiary "Kuzbassenergosviaz (KES) which activity is nonspecialized as compared with main activity of JSC "Kuzbassenergo" shall to summarize information on production expenses on account 23 "Auxiliary process".

Cost of services (work) of KES for other subsidiaries of the Company shall be charged off account 23 though account 79, subaccount "Intraeconomic payments on the current operations" without reflection on account 90 "Sales.

In the "Report on financial results" (form 2) in line 010 "Profits on the goods, services, work's sale" only profit on the finished products sale (works, services),also on sale of goods abroad etc. subject to accounting on account 90 "Sales" shall be reflected.
Subsidiaries shall accept through the aviso (not later then 6 day of the month next to reporting) actual expenses of KES from the credit account 79 to the debit of corresponding expenditure accounts and accounts on inventories accounting.

Relations with subsidiaries and affiliated companies.

Economic operations between the Company and its affiliated companies shall be reflected in book keeping using corresponding accounts on payments without their allocation on the separate subaccount, including VAT charging and obligatory monthly payments revision approved by bilateral revision acts.

Accounting of the State assistance..

Information on the received and spent state assistance granted in form of subventions, subsidies, budget credits and other forms with the assets dividing into financing of capital and current charges shall be formed in accordance with par. 4 PBU 13/2000 "Accounting of the State assistance" (Order of MF of RF № 92n dd. 16.10.2000.

Received state assistance in form of budget credits shall be reflected in accounting in order approved for borrowing costs accounting (par.16, 17 PBU 13/2000).

Other forms of the State assistance, benefit on which cannot be reasonable valuated (rendering of consulting services on gratuitous basis, granting of guarantees, interest-free loans or loans with the lowered interest}) or cannot be inseparable from usual economic activities (state purchases), in case of their importance shall be disclosed in the accounting report in the explanatory note (par.18, 19 PBU 13/2000).

Accounting of loans, credits and expenditures concerned their maintenance

Accounting of expenditures concerned liabilities fulfillment under the received interest-bearing loans (except the State loans) and credits (including commodity and commercial credits) together with loans attraction by way of bill of credit issue, bounds issue and sale, shall be carried out in accordance with Provisions of accounting " Accounting of loans, credits and expenditures on their maintenance" (PBU 15/01) approved by the Order of MF of RF №60n dd. 02.08.2001.

The company's debts to the debtor shall be admitted in accounting in amount of actually received cash assets or in a cost appraisal of other items provided by the contract in the moment of actual transfer of cash assets or other items.

The company's debts under the received loans and credits shall be divided into short-time and long-term, also urgent and outstanding in the accounting.

Transfer of long-term debts into the short-time shall not be made in the moment when under the contract provisions there are 365 days before paying back of the principal sum of the debt.

Expenditures related with receipt and use of loans and credits are the follows:
- due interests to lenders and creditors;

- due interests or discount under the bills of credits and bonds;
- additional expenditures concerned the loans and credits receipt, loan liabilities issue and distribution (par. 19 PBU 15/01);
- exchange and sum differences under the interests on exchange loans and credits subject to be paid.

Expenditures concerned the loans and credits receipt and use shall be deemed as current expenses except those part which is subject to including in the initial cost pf the fixed assets and non-material assets (par. 12, 23-31 PBU 15/01), or in the actual net cost of the posted inventories, other values, works and services (par. 15 PBU 15/01).

All current expenditures, including additional related with loans and credits receipt and use shall be reflected in composition of operative expenses of the Company in the moment of their charge (expenses process) regardless of time of actual payment. (par. 14, 20 PBU 15/01).

Debts under the received credits and loans, also under the bills of credit, bonds and other loan liabilities subject to be paid shall be reflected at the end of the reporting period including accounting of due interests according to the loan contract terms, credit contract, also bill of credit issue terms (par. 15-18 PBU 15/01).

At draw a bill of credit for reception of the loan by monetary (sale of own bills of credit) the sum of due interests to billholder or discount shall be included in composition of operative expenses under the debit of account 91 " Other profits and losses " in the moment of charge.

Expenses concerned the loans and credits received for non-circulating assets acquisition shall be decreased by the profit's amount on temporary use of loan assets as long-term and short-time financial investments together with approval of such decrease by corresponding calculation (par. 26 PBU 15/01).

Information on the events after the reporting date

Information on all essential facts happened after the reporting date that affected or may affect financial situation, cashflow or the company's activity results and that took place in the period between the reporting date and the date of the accounting report subscribing shall be reflected in In the annual accounting report (par. 6 Provisions on accounting "Events after the reporting date" PBU 7/98 approved by the Order of MF RF №56n dd. 25.11.1998).

The events stipulated by the Appendix to PBU 7/98 shall be deemed as the events took place after the reporting date .

Consequences of the event took place after the reporting date shall be reflected by way of adjustment in synthetical and analytical accounting of information on corresponding assets, liabilities, capital, profits and losses (par. 9 PBU 7/98) or by way of disclosure of corresponding information in the explanatory note (par. 10 PBU 7/98).

To valuate in money terms the consequences of events took place after the reporting date corresponding calculations shall be made and approved. Calculation shall be made by corresponding authorized Department (Service).

Consequences of such event shall be valuate in money terms on the ground of corresponding calculation according to the discretion requirements (par. 8PBU 7/98).

Information on conditional facts of economic activity

In the annual accounting report shall be reflected information on all essential conditional facts of economic activity, i.e. on such facts in respect of which consequences and possibility of their appearance in future may be ambiguity and furthermore such conditional fact's consequences may affect the appraisal of accounting report on financial situation, also cashflow and the company's activity results as for a reporting date by the readers and users (par.7 Provisions on accounting "Conditional facts of economic activity" PBU 8/01 approved by the Order of MF RF №57n dd. 25.11.1998).

Conditional facts of economic activity are the follows:

- unfinished by the reporting date trials where the Company acts as plaintiff or defendant , which decisions may be accepted in the future reporting periods;

- disputes with the fiscal bodies concerned payments in the budget not resolved by the reporting date;
- guarantees and other types of liabilities security issued in favor of the third parties before the reporting date which execution's terms did not come yet;
- discounted before the reporting date bills, which maturity date did not come before the date of the accounting report subscribing;
- any executed before the reporting date actions of other institutions, as a result of which the Company should receive indemnification which amount is a subject of trial ;
- liabilities for environmental protection;
- other analogical facts.

Conditional fact of economic activity shall be reflected in accounting and reporting depending on probability of occurrence of its consequences by way of such consequences reflection in analytical and sinthetical accounting (par. 9-13 PBU 8/01) or by way of disclosure of corresponding information in the explanatory note (par. 14 PBU 8/01).

Consequences of conditional fact of economic activity (conditional loss, conditional profit, conditional liability, conditional assets) shall be valuated in money terms on the ground of corresponding calculation according to the discretion requirements (par. 21 PBU 8/01).
Calculations shall be made by corresponding authorized Department (Service).

Information on affiliated persons

In the annual accounting report in the explanatory note information on operations with affiliated persons shall be disclosed in cases provided by par. 7 of Provisions on accounting "Information on affiliated persons" PBU 11/2000 approved by the Order of MF RF №5n dd. 13.01.2000 :

- the company is under the control or affect of other institution of natural person:
- the company controls of affects other institution.

Operations between the Company and affiliated person shall be deemed any operation concerned transfer of any assets of liabilities (par. 5 PBU 11/2000).

Information on operations between the Company and affiliated companies and between the affiliated companies composed the group of interrelated companies shall not be disclosed in summary accounting report (par. 9 PBU 11/2000).

List of affiliated persons, information on operations disclosed in accounting report shall be created by the Company independently due to contents of relations between the Company and affiliated person including guidance of priority requirements of the contents to its form.

Segment Information

In the annual accounting report in the explanatory note information on operational and geographical segments shall be disclosed. Information on operational segments shall be deemed as primary information on the segments, as the secondary will be information on geographical segments.

The following activities are in the structure of operational segments (par. 7 Provisions on accounting "Information on the segments" PBU 12/2000 approved by the Order of MF RF №11n dd. 27.01.2000):

- electric and heat power production;
- other activities, in case of disclose in the process of accounting that electric and heat power production composes less 75 % of the Company income (par. 10 PBU 122000).

The following information shall be disclosed over the operational segments: (par. 21 PBU 12/2000):

- sale's income;
- financial result;
- total balance amount of assets;
- total size of liabilities;
- total amount if capital investments in the fixed assets and non-material assets;
- total amount of amortization assignments under the fixed assets and non-material assets.

In the structure of geographical segments shall be included foreign states in case of foreign-economic activity with them, with granting information on amount of sales profit in the context of geographical regions allotted on location of the sales markets on condition that size of sales profit of geographical segment is not less then 10% of sales profit in whole in the Company (par. 9, 22 PBU 12/2000).

Information on go out of business

Order of disclosure of information on go out of business, including resulted reorganization of the Company (in case of allocation, segregation) shall be carried out in accounting reports according to PBU 16/02 approved by the Order of MF RF №60n dd.02.08.2001.

Taxation policy

General provision

The company charges and pays taxes and tollage in accordance with the taxes and tollage legislation of Russian Federation, legislation of the subjects of Russian Federation about taxes and tollage statutory acts of local government bodies.

Taxable base generation, register (forms) recording of tax account, drawing up of tax account on taxes and tollage, charged by the Executive body centrally (profit tax, value added tax, mining operations tax) are carried out by the accounts department of the Company on the basis of the data, presented by the specialists of the Executive body and detached departments (affiliated companies and representative offices) of the Company. The data include basic documents, accounting and tax registers, and tax bills.

The department of account of settling with personnel of the accounts department carries out charges and drawing up of tax account on physical bodies profit tax, on single social tax, and insurance against accidents fee, which are paid by the Executive body. The detached departments carry out this independently.

The detached departments of the Company charge independently regional and local taxes and tollage (property tax from fixed assets costs on the separate balance, water charge, land-tax, land rent, transport tax, environmental pollution fees), the tax account is presented to the rating authorities at the place of the location.

Taxable base generation, drawing up of tax account, register (forms) recording of tax account, tax and tollage payment, are carried out in accordance with the procedure established by the Internal revenue code of RF and the present Regulation. Tax account registers on separate indexes of taxable base are kept in electronic format as well as in written form on the paper.

Taxes and tollage (excluding land rent, state dues and taxes mentioned in 6.1.3. of the Regulation) are paid in centralized procedure.

The affiliated companies pay independently physical bodies profit tax, single social tax, insurance against accidents fee, land rent and state due within the given period.

Taxes and tollage account is kept in accounting, each tax and tollage separately, in the context of levels of budgets and non-budget funds (federal, regional and local budget), as well as in the context of types of debt (back taxes from the principal tax or tollage or penalty, fine sum; back taxes from converted sum of taxes, tollage, penalty, fines).

Liabilities inventory, connected with taxes and tollage accounts, as well as verification of debt with rating authorities are carried out by the Executive body and detached departments of the Company in accordance with the place of discharge of obligations of a taxpayer.

Chief accountant of the Company is responsible for right charge of taxes and tollage on the Executive body of the Company, taxes and tollage charged in centralized procedure, as well as for inventory of tax liabilities connected with taxes and tollage accounts and verification of debt with rating authorities.

The heads and chief accountants of the detached departments are responsible for right charge of taxes and tollage, charged and paid by these departments.

Profit tax

The Company uses an uniform system of organization, methods and forms of account recording on profit tax charge on basis of chapter 25 of IRC of RF and the present taxation policy.

The basic documents for tax account are the basic documents, completed in accordance with art. 9 of FL "About accounting" from 21.11.96 (version of 30.06.2003) #129-FL, which are transformed into tax registers (Appendix #2 to the present Regulation).

Tax account of realization revenue

The revenues from goods (operation and services) realization are recognized on the day of lapse of property right to goods, property and right of property to the buyers and transfer of the results of performed work to the customers, onerous rendering of services, defined in accordance with the terms of concluded treaties, i.e. the charge method (par.1 art. 39, 249, 271, 272 of IRC of RF).

Realization revenues for taxation (excluding securities, which realization revenue is established in accordance with art. 280, 281, 282 of IRC of RF) are accounted on basis of accounting data after deduction of tax sums, shown to customers, and sum differences.

The realization of goods (operation and services) revenues are accounted in the context of types of activity.

The revenues from property lease are recognized as the revenues from realization and are reflected on line 010 of the Report on Profit and Loss. The costs connected with the leasing of corresponding property are recognized as the costs connected with production and realization for the purposes of tax account.

The revenues from property lease are reflected in tax account in sum to be paid for the reporting (fiscal) period in accordance with the terms of concluded treaties accordingly with the principle of proportional revenue and costs generation. The indicated revenues are recognized in tax account on the day of their reflection in the accounting, but not later than the last day of the referred month.

The costs in the form of rent (leasing) payment for rented (held on lease) property and other similar costs are reflected in the tax account on the date of the subscription of acceptance report and deed of conveyance of performed services; if the treaty doesn't observe the drawing up of the indicated acts, it's reflected on the date of the drawn invoices, taking into consideration the principle of proportional revenue and costs generation.

Tax account of fixed assets

The depreciable property is the property with exploitation period of more than 12 months and with the original cost of more than RUR 10 000.

For the taxation purpose the costs are accounted separately, these costs are connected with the purchase of the objects of fixed assets, included in the original cost of the objects of depreciable property in accounting and tax account, and the costs which do not take part in the generation of the original cost of the objects of depreciable property, in accordance with the tax account:

- the percentage of borrowed funds (to be included in the list of non-realization costs);
- the payments for the registration of right to property and land, bargains with the indicated objects, payments for information about registered rights, insurance of the purchased objects during the delivery, payment for the assessment services of authorized bodies and trade shops, drawing up of the documents of cadastral and technical account (inventory) of the property objects (to be included in the list of indirect costs);
- sum differences (to be included in the list of non-realization costs)
- The sum of revaluation (discount), conducted after the year of 2002 (it's not accounted in the tax account at the depreciation charging and is reflected as a permanent difference).

The exploitation period of fixed assets is defined independently on the date of putting into operation of the given object on basis of fixed assets classification, established by the Regulation of the Government of RF from 01.01.2002 #1 "About fixed assets classification, included in depreciable groups".

The exploitation period of the objects of used fixed assets is defined without taking the exploitation period by a former proprietor into consideration, reasoning from the safety measures and other factors (article 259 of IRC of RF).

The exploitation period of the objects of fixed assets, which had extra-input after reconstruction, modernization or technical reequipment, is enlarged on basis of the regulatory documents of the Company within the dates, fixed for the depreciable group that included the fixed asset before (article 258 of IRC of RF).

The straight-line depreciation of all the objects of fixed assets is used, reasoning from the norms, charged on basis the exploitation periods, in accordance with art.259 IRC of RF and the Regulation of the Government of RF from 01.01.2002 #1 "About fixed assets classification, included in depreciable groups".

A special coefficient 3 is added to the main norm on the depreciable objects of fixed assets, which are the subject of the rent (leasing treaty).

Tax account of intangible assets

The exploitation period of the objects of intangible assets is defined reasoning from the period of patent validity, certificate and other time constraints of the exploitation of the objects of intellectual property in accordance with the legislation of Russian Federation or applied legislation of a foreign country, as well as reasoning from the exploitation period of intangible assets, determined by the correspondent treaties.

The straight-line depreciation of the objects of intangible assets is used (art.259 of IRC of RF).

Research works as well as development activity and technological works (NIOKR) are not referred to intangible assets, if NIOKR did not bring good results, or NIOKR had good results but which cost was accounted in the list of costs in accordance with art. 262 of the Internal Revenue Code of Russian Federation (IRC of RF). If intangible asset was created as a result of such works, its cost is formed as cost sums, which are not included in the list of costs.

Tax account of costs connected with production and realization

The costs connected with production are divided into direct and indirect costs. Direct costs include:

- Material costs, provided by subparagraphs 1 and 4 paragraph 1 article 254 of IRC of RF;
- Costs on remuneration of labor of the personnel, involved in the production of goods, performance of work and services, as well as sums of single social tax, charged on the indicated sums of costs on remuneration of labor (excluding insurance fee, charged in accordance with Federal Law from 15.12.2001 #167-FL "About the obligatory retirement insurance of Russian Federation").

The sums of insurance fees on obligatory retirement insurance, charged in accordance with the indicated law, are regarded as indirect costs and are accounted in the list of other costs in accordance with lines 060 and 100 of Appendix #2 to List 02 of the Declaration on profit tax;

- depreciation charges on fixed assets, used during goods (operation and services) production.

The method of valuation by average net cost (par.8 of art.254 of IRC of RF) is used at the defining the rate of material costs during the write-off of all kinds of inventory holdings, used in production, performance of operation and services. The date of realization of the indicated costs is the date of their put into production.

For the taxation purposes material costs are accounted on basis of accounting data excluding sum differences.

Costs on remuneration of labor, excluding sums of fees by the treaties of obligatory and voluntary insurance in flavor of the workers (par.16 art.255 of IRC of RF), are accounted on basis of accounting data for taxation purposes. Compensations, mentioned in art.270 of IRC of RF, do not decrease taxable profit, and are accounted in the accounting separately and reflected in the list of costs in accordance with line 290 of Appendix #2 to List 2 of the Declaration.

Costs on voluntary insurance of the workers, provided by par.16 of art.255 of IRC of RF, are accounted in sums within the limits of measurement data, accounted in the register of tax account, in the list of indirect costs in the period, the sums of paid insurance fees are referred to.

Reserve of future costs on vacation payments and annual compensations for long service is not created.

For the taxation purposes costs on vacation payments are recognized as the sum of actual expenses in that reporting (fiscal) period, when they were realized and are accounted in the sums, reflected in accounting register.

All the costs connected with production and realization, which are not included in the list of direct costs, are regarded as indirect costs.

If the terms of the treaty do not define the dates of settlement for the performed operation (services), the cost of services (operation) of other organizations is reflected in tax account of the current fiscal period in accordance with the terms of treaties or by the date submitted documents(acceptance report, deed of conveyance, invoices, bills) by the party, performing services (and operation).

If other organizations in the current reporting (fiscal) period submit basic accounting documents on operation (services) carried out in the previous reporting (fiscal) period, the payment liability of which aroused in the current reporting (fiscal) period, in accordance with the treaties, these costs are recognized as current ones.

Adjusted declarations on profit tax in accordance with art.54 of IRC of RF are not submitted.

The reserves for future repair of fixed assets are not created (art.260, 324 of IRC of RF).

For the taxation purposes the costs on repair of fixed assets are recognized in sums of actual expenses in that reporting (fiscal) period, when they were realized and are accounted in sums, reflected in accounting registers.

The costs referred to new production or to modernization of old technological production process (goods, operation, services) and corresponding to the definitions, given by the Civil, Tax legislation and statutory acts on accounting, are recognized as the costs on research and development activity (art.769-778 of CC of RF; art.262 of IRC of RF, art.2 of Federal Law #127-FL "About Science and State Scientific and Technical Program"; PBU 17/02 "Account of costs on research, development activity and technological works"); they are reflected in tax account during three years from the first day of month, followed by the month, when they are completed, at the rate of 1/36 of the present index monthly.

If there are no good results the costs on NIOKR (in accordance with PTO) are included in the list of other costs at the rate of 70 percent – 1/36 per month. The costs at the rate of 30 percent which are not accepted to the tax account are deferred tax liability (D68 K77) and during three years increase taxable profit (D77 K68).

The costs on training and retraining of personnel, which are the members of the Company's staff, are included in the costs in the procedure, provided by par.1.23 and 3 of art.264 of IRC of RF. The costs on training and retraining of personnel do not include:

- payment for getting education in institutes of higher education and technical schools, even if a worker gets higher education for the second time. It is reflected in the accounting as permanent tax liability (D99 K68).

On realization of purchased goods, the revenues are decreased by the cost of these goods, defined by the valuation by one unit cost (art.268 of IRC of RF).

On realization or any other retirement of securities, both circulating and non-circulating in the organized market, the retired securities are written off by one unit cost (art.280 of IRC of RF).

To maintain financial results of the Company's activity, for the taxation purposes, the separate account of the following receipts and expenditures is kept:

- in aggregate with the operations, which revenue is levied a tax on at the general rate of 24% in accordance with par.1 art.284 of IRC of RF (from realization of goods of domestic manufacture; from realization of non-depreciable property, etc);
- from realization of rights to property (including transfer (transmission)operations of legal claim) (art.279 of IRC of RF);
- from realization of securities, non-circulating in the organized market (art.280, 329 of IRC of RF);
- from realization of securities, circulating in the organized market (art.280, 329 of IRC of RF);
- on trade operations (art.320 of IRC of RF);
- on the operations from realization of fixed assets at the price which is lower than depreciated cost (par.3 art.268, art.323 of IRC of RF);
- on activity connected with the usage of the objects of serving productions, including the objects of housing, social and cultural sectors (art.275.1 of IRC of RF);
- on receipts and expenditures, in relation to which special tax treatments work (chapters 26.1 – 26.4 of IRC of RF).

Indirect costs are not distributed in accordance with types of activity and are written off completely on revenue decrease of the reporting (fiscal) period.

The sum of direct costs is distributed on the incompleted production pro rata the share of factor costs in planned production costs.

When the revenue is collected during several reporting (fiscal) periods, and if the connection between revenues and costs can not be clearly seen or it is defined by indirect method, the costs are distributed with taking into account the principle of uniformity of recognition of revenues and costs.

Tax account of non-realization revenues and costs

Non-realization costs include the costs on carrying out the activity, closely connected with production and (or) realization (named in art.265 of IRC of RF).

For the taxation purposes, the costs in the form of percents on credit and other similar treaties are accounted on basis the accounting data.

The rate of percentage on debt liabilities, recognized as costs for the taxation purposes, is accepted within the limit of the refinancing rate of CB of RF, increased by 1.1 times (par.1 art.269 of IRC of RF).

Course and sum differences, accounted in accordance with the accounting rules and reflected in accounting registers, for the taxation purposes, are accounted with taking into consideration the regulations of subparagraphs 11 and 11.1 paragraph 1 article 250 and subparagraphs 5, 5.1 and 6 paragraph 1 art. 265 of IRC of RF.

Converting of property and liabilities costs, expressed in foreign currency or conventional units, into rubles is carried out in accordance with accounting rules for the taxation purposes.

For the taxation purposes revenues and costs from sale of foreign currency are accounted on basis of accounting data.

For the taxation purposes, at the end of every reporting (fiscal) period the reserve on dubious debts is created (art.266 of IRC of RF), which is formed in tax account register and reflected in accordance with line 030 of Appendix #7 to List 02 of the Declaration.

The sums of bad debts, which are not paid at the expense of reserve money, are included in the list of non-realization costs (line 100 of Appendix #7 to List 02 of the Declaration).

The costs on liquidation of fixed assets putting into operation include authentic costs, formed according to tax account rules, directly connected with retirement and dismantling (payment of services on object liquidation of other organizations, charged remuneration of labor and correspondent taxes of workers in case of contract price, material costs used for the object liquidation etc.), as well as the sum of undercharged depreciation in accordance with tax account data.

During the liquidation of the objects of incompleted construction, the costs which form the cost of the objects are not accepted in the decrease of taxable profit (Par.5 art.270 of IRC of RF); they are accounted in the permanent differences and reflected in accordance with lines 290 and 300 of Appendix #2 to List 02 of the Declaration.

Revenues and costs of past years, revealed in the reporting period, are included in non-realization revenues and costs if it is impossible to define the certain period of making mistakes (defacement) in charging of the tax base.

If the period of revenue (costs) emergence is known, recalculation of tax liabilities is conducted for the period when the mistake (defacement) was made according to art.54,81 of IRC of RF.

The dates of recognition of separate non-realization revenues and costs for the taxation purposes are defined in accordance with art.272 of IRC of RF (Appendix #2).

The procedure of profit tax calculation

Advance payments are charged monthly reasoning from actual income. During the fiscal period the charge of advance payments is conducted reasoning from the tax rate and actual income, calculated by progressive total from the beginning of the fiscal period till the end of the corresponding month.

The reporting periods on the profit tax are a month, two months, three months and so on till the end of the legal year (fiscal period).

The payment of advance payments, as well as sums of the tax to be included in the revenue part of the budgets of subjects of Russian Federation and the budgets of municipal formations, is carried out at the place of location and place of location each of its detached departments reasoning from profit related to these detached departments and defined as simple average of specific weight of average number of workers and specific weight of depreciated cost of depreciable property of this detached department in accordance with the average number of workers and depreciated cost of depreciable property of the Company.

Value added tax (VAT)

The date of goods (operation, services) realization for the purposes of VAT charges is defined as the day of payment of goods (operation, services), defined in accordance with the revenue code (par.1 art.167 of IRC of RF).

VAT calculation and payment is carried out in centralized procedure by the Executive body of the Company on the basis of the declaration of a set form, monthly and at the same time with corresponding aviso submitted by the detached departments.

Tax deduction, charged by the detached departments during building and assembly works for personal needs, is conducted after the Executive body received information on the tax payment in the budget. If the mistakes for the previous reporting (fiscal) periods are revealed, the specified declarations are presented in the Executive body for every such a period within three days from the day of mistake reveal.

Invoices, log books of received and given invoices, sale books, drawn up by the detached departments, have through numeration in each detached organization department. Log books of received and given invoices, sale books are stored directly in the detached organization departments.

To draw the unified sale book the detached organization departments submit to the Executive body of the Company the total scores of sale book for each fiscal period.

Invoices are signed by the director or chief accountant of the Company or other people, authorized to do this by the order (other regulatory document) or under power of attorney on behalf of the organization. The invoices, drawn by the affiliated company on behalf of the Company, are signed by the director and chief accountant of the affiliated company or other people, authorized by inner regulatory documents on the affiliated companies of the Company.

Other taxes and tollage

Charge and payments of property tax, land tax, water charge, other local taxes and tollage, profit tax for foreign juridical persons, are carried out in accordance with the present legislation about taxes and tollage.

Charge and drawing up of accounts on property tax are carried out in accordance with chapter 30 of IRC of RF.

The object of taxation is movable property as well as immovable property, accounted on the balance as the object of fixed assets in accordance with the established accounting procedure.

Tax base is defined as average annual cost of property separately in respect of the property for taxation at the place of the location of the organization, in respect of the property of each detached department with its own balance and in respect of objects of immovable property, which are not at the place of location of the organization and detached departments with the separate balance.

If the object of immovable property is subject to taxation, has a factual location on the territory of different subjects of RF, in respect of this indicated object of immovable property the tax base is defined separately and recognized at tax charge in a corresponding subject of RF at the rate pro rata the share of book cost of the object of immovable property on the territory of a corresponding subject of RF.

For the taxation purposes the account of privileged property in analytical account is separately kept.

To charge mining operations tax the amount of mineral wealth is defined by the direct method. It means the use of statistical sizing of mineral wealth (the number of cars, use of scales and others) by the updating with the results of mine survey measurement at the place of extraction and warehousing of the minerals.

The amount of digging is defined on basis of correspondent measurement.

The cost valuation of diggings is defined in accordance with par.1, 3, 4 art.340 of IRC of RF reasoning from calculated cost of diggings on basis of accounting data.

Charge and drawing up of accounts on water charge are carried out in accordance with chapter 25.2 of IRC of RF.

Charge and drawing up of accounts on land tax are carried out in accordance with chapter 31 of IRC of RF.

Land tax charge should be reflected in costs accounts (by the quarter) not later than on the last day of month, followed by the expired reporting period in accordance with the given calculations on advance payments to the rating authorities at the place of land location. Tax sum, calculated in established order, is reflected on account credit 68 "Budget calculations" and debit of accounts for the production costs (operation, services) and costs which are not connected with production. Payments for land rent are reflected on account 90 "Sales".

Legal expenses, including state fee, are referred to non-realization costs. State fee transfer is reflected on debit of accounts 68 "Budget calculations" and account credit 51 "Settlement accounts". Costs written-off on state fee is accounted the moment they appeared, it depends on what it was paid for.

The payment of state fee connected with property purchase is included in the original cost of values and are reflected on debit of account 08 "Investment in non-circulated assets" and on account credit 68 "Budget calculations".

The payment of state fee connected with the current activity of the Company (for example, rewrite of constitutive documents), is written-off on costs and reflected on debit of account 20, 25 and account credit 68 "Budget calculations".

If the Company takes part in court examination, the state fee is written-off on debit of account 91 "Other revenues and costs" and account credit 68 "Budget calculations". The repayment of state fee by the losing party is reflected on debit of account 76 "Settlement with different debtors and creditors" and account credit 91 "Other revenues and costs". Money transfer to repay the state fee is accounted on debit of account 51 "Settlement accounts" and account credit 76 "Settlement with different debtors and creditors", if rating authorities reckon the repayment the state fee from the budget for other taxes to be paid, it's accounted on debit of accounts 68 "Budget calculations" and account credit 76 "Settlement with different debtors and creditors".

Account of profit tax calculations (PBU 18/02)

The difference between the accounting profit tax (costs) and taxable profit tax is reflected in the accounting in accordance with PBU 18/02 "Account of profit tax calculations" approved by the Order of Ministry of Finance of RF from 19.11.2002 #114. The first tax is recognized in the accounting. The second one is formed in tax account and reflected in tax return on profit tax.

Permanent and temporary differences appear subject to the character, period of time and differences between accounting profit and taxable profit.

Permanent differences are revenues and costs which form accounting profit of the reporting period, but excluded from the calculation of the tax base on profit tax both the reporting period and next following reporting periods (over normative costs, revenues named in art.251 of IRC of RF, and the costs provided by art.270 of IRC of RF):

- over normative daily allowance and costs on business trips unproved by documents;
- over normative, unreasonable and unproved by the documents: representative costs, costs on voluntary insurance of workers, on traveling expenses, on advertisement and percentage of borrowed funds;
- payment sums for above normal pollutant emissions in environment;
- loss from shortfall and embezzlement of stocks of materials and capital equipment, if the offenders are not identified, and if the corresponding documents of authorized bodies of governmental authorities (DIA) are absent;
- cost of gratuitous property assignment, including municipal property;

- payment for the apartments bought by the workers at the expense of the Company's funds;
- costs on the transport fee, studying of the workers in institutes of higher education and technical schools; educational fee and professional development of persons who are not the members of the Company's staff;
- costs on the maintenance of the objects of social sphere at the expense of the Company's profits; loss from the activity of attendant productions (nonproductive sphere);
- costs on the OKS maintenance in accordance with par.5 art.270 of IRC of RF;
- percentage on the conversion of tax payments, recognized penalties and fines for violation of tax legislation;
- payments for registration of rights to land and other costs, connected with putting these rights to the accounting, are reflected amounting to capital investments and do not affect accounting profit. They are included in indirect costs in the tax account in accordance with par.40 art.264 of IRC of RF. The difference in the form of permanent fiscal assets appears (D68 K99);
- costs on voluntary insurance of non-profit property which is not included in depreciable property;
- depreciation of fixed assets, which are not accounted in the tax accounting; the depreciation sum according to the tax accounting data is permanent fiscal asset (D68 K99) on the objects of housing and communal services, included amounting to depreciable property;

- cost of gratuitous property assignment from the constitutor (sub.11 par.1 art.251 of IRC of RF);
- social-oriented costs (sport, social activities, charitable activities, one-time grants and welfare of the workers, etc.);
- Revenue in the form of dividends drawn (charged) from Russian organizations presents the permanent fiscal asset of the Company (D68 K99);
- Other costs, which are not accounted at profit taxation and are economically unreasonable and are unproved with documents.

Information about permanent differences is formed on basis of basic accounting documents in the registers of the accounting and is reflected separately in analytical account on account 99 control account 99.02 "Permanent fiscal differences" in correspondence with account 68.18.02.02.01 and is accounted in section 1 RNU # PBU 18/02.

Permanent fiscal liability (PFL) is the tax sum, that leads to the increase of tax payments on profit tax in the reporting period; permanent fiscal asset (PFA) leads to the decrease of tax payments.

Permanent difference is reflected in accordance with line 195 "Permanent fiscal liabilities (assets)" of the Report on revenues and losses.

Temporary differences are revenues and costs which form the accounting profit (loss in one reporting period, the tax base on profit tax – in another reporting periods) according to par.8 PBU 18/02.

Temporary differences subject to the character and their affection on taxable profit (loss) are divided into:

- deducted temporary differences are the sources of formation of deferred fiscal asset (DFA), that is to decrease the sum on profit tax to be paid n the budget in next or future reporting periods (the costs in the accounting are higher than the costs accounted in the tax accounting; revenues in the accounting are lower than in the tax accounting).

  DFA are reflected in the accounting as non-circulating assets on account 09 "Deferred fiscal asset" in correspondence with account credit 68.18.02.02.02.;

- Taxable temporary differences are the source of formation of deferred fiscal liability (DFL), that is to increase the sum on profit tax to be paid n the budget in next or future reporting periods (the costs in the accounting are lower than the costs accounted in the tax accounting; revenues in the accounting are higher than in the tax accounting).

DFL are reflected in the accounting as long-term liabilities on account credit 77 "Deferred fiscal liability" in correspondence with debit of account 68.18.02.02.03.

Temporary differences are accounted in the registers of the tax accounting and are reflected in sections 2 and 3 consolidated register RNU #18/02; they are reflected in the accounting correspondently by lines 143 and 144 "The Report on revenues and losses".

7.2. To maintain a separable account of emergent differences between the accounting and tax accounting, as well as to control their formation the following accounts are used:

- 09 "Deferred fiscal asset";
- 77 "Deferred fiscal liability";
- 68.18.02.01 "Tax on accounting profit (conditional profit)";
- 68.18.02.02. "Tax on differences", including:
- 68.18.02.02.01 "Tax on permanent differences":
- 68.18.02.02.02. "Tax on deducted temporary differences";
- 68.18.02.02.03. "Tax on taxable temporary differences".

The sums of fiscal liabilities (assets) emerged in the affiliated companies, are transferred to the executive body by aviso.

The sum of collected temporary differences is closed on account "Revenues and loss" only in case of advanced discontinuation of their emergence on the certain object of the account (realization, liquidation or gratuitous assignment of fixed assets, etc.) in the following procedure:

1. At closing of the sum of collected taxable difference, account 68.18.02.02.03 "Tax on taxable temporary differences" is accredited in correspondence with debit of account:

-77 "Deferred fiscal liability" – on the sum of collected taxable difference;

-99 "Revenues and losses" – on the sum undercharged taxable difference.

2. At closing of the sum of collected deducted differences account 99 "Revenues and losses" is debited in correspondence with account of credit 09 "Deferred fiscal asset".

In the balance of the year of 2003 the opening balance is changed on deferred taxes, emerged before 01.01 2002 (profit tax from the base of period of transition, converted debt on profit tax), as well as the sum of fiscal differences on deferred assets and liabilities, referred to the year of 2002 with account 84 "Surplus earnings of past years" (The letter of MF of RF from 24.11.2003 #16-00-14/354).

The converted debt in the budget on profit tax is reflected as deferred fiscal liability on account credit 77 in correspondence with debit of account 68 "Calculations on taxes and tollage" control account "Calculations on profit tax".

At transferring from the settlement account the sums of debts in budget on conversion, the liability is discharged from account of credit 68 "Calculations on taxes and tollage" control account "Calculations on profit tax" in debit of account 77 "Deferred fiscal liability".

6.2. The analysis of the dynamics of the results of the company's activity and financial situation (including the analysis of the structure and the dynamics of net assets) for the latest 3 years.

Gain

According to the results of the financial and economic activity of the Company during the financial year the gain from the realization of goods amounted to 20,478,057 thousand roubles, the sum being by 3,474,858 roubles (20.4%) more than in the corresponding period of the previous year. The income from the realization of energy amounted to 18,797,923 thousand roubles or 91.8 % of the total gain; the income from the realization of other goods, operations and services amounted to 1,056,002 thousand roubles (8.2% of the total gain). In comparison with the corresponding period of the previous year there has been an increase of the gain:

- from the realization of electric power – by 2,090,053 thousand roubles (16.3%),
- from the realization of heat energy – by 440,305 thousand roubles (12.6 %),
- from other realization – by 944,500 thousand roubles (2.3 times more), including:
- from the transportation of energy – by 68,996 thousand roubles (35.4%),
- from the realization of electric power to the wholesale market – by 360,315 roubles,
- from sale of other industrial goods, operations and services – by 507,336 thousand roubles (2.2 times more).

During the fiscal year 2005 16,996,246 thousand roubles were spent on the production of energy, which amounts to 93% of the total costs of the Company on the realization of goods, operation and services. The costs on the production of other goods, operations and services amounted to 1,282,517 thousand roubles (7%). In comparison with the corresponding period of 2004 there has been an increase of the costs on the production of:

- electric power – by 2,014,967 thousand roubles (17.4%),
- heat energy – by 409,213 thousand roubles (13.6%),
- other goods, operation and services – by 811,968 thousand roubles (2.7 times more), including:
  - on the transportation of energy – by 40,956 thousand roubles (55.2%),
  - on the realization of electric power to the wholesale market – by 234,972 roubles,
  - on the production and realization of other industrial goods, operations and services – by 507336 thousand roubles (2.7 times more).

As a result of the financial and economic activity during the year 2005 the profit that the Company received from the sales amounted to 2,172,243 thousand roubles, which is by 221,382 thousand roubles or 11.3% more in comparison with the corresponding period of the previous year.

For the financial year the profitability of the sales amounted to 10.6% (for the previous year it was 11,5%).


Profit dynamics from 2003 to 2005 .
0,0
-2 000,0
-4 000,0
-6 000,0
RUR -8 000,0
Mln.
-10 000,0
-12 000,0
-14 000,0
-16 000,0
-18 000,0
-20 000,0
2 500,00
2 000,00
1 500,00
Profit
1 000,00
500,00
0,00
-500,00
-15 476,7
-15 080,1
-18 278,8
2 172,2
1 954,8
1 734,8
493,17
67,91
-364,07
2003
2004
2005
Prime cost

The losses on operating activity in 2005 amounted to 1,174,847 thousand roubles, which is by 494,064 thousand roubles more that in 2004.

The financial result of the operating activity of the Company was influenced by the following results:

- profit from the operations with the securities (bills of exchange) to the amount of 6,276 thousand roubles;
- loss from the realization of assets (fixed assets, inventories, flats, other assets) to the amount of 73,037 thousand roubles;
- loss from the retirement of assets without profit to the amount of 136,946 thousand roubles, including:
  - write-off of units of incompleted construction – to the amount of 74,619 thousand roubles;
  - write-off of the accounting price of the assets (long-term financial investments) to the amount of 36,690 thousand roubles (including 36,437 thousand roubles invested into open JSC "Andreevskoye")
- loss from the payment of interest for the usage of the proceeds of credit to the amount of 174,399 thousand roubles (which is by 22,121 thousand roubles less than for the previous year as a result of the reduction of credit obligation by 74,000 thousand roubles in comparison with 1 January 2005);
- loss from property tax charge to the amount of 373,887 thousand roubles.

The untapped during the financial year reserve for doubtful accounts that was created in 2004 and amounts to 54,396 thousand roubles is reflected as a part of other operating costs.

The reserve for doubtful accounts that was created as of 31 December 2005 and amounts to 324,676 thousand roubles is reflected as a part of other operating costs, which also influences the total result on the operating activity. Besides, the operating costs reflect the reserve for depreciation of the financial investments into stocks of the associated company JSC "Kuzbassgidroenergostroy" to the amount of 118,619 thousand roubles.

During 2005 the Company incurred losses from non-realization activities to the amount of 1,078,427 thousand roubles, which is by 334,724 thousand roubles (23,7%) less than for the corresponding period of 2004. The losses were incurred due to:

- other non-realization costs to the amount of 820,431 thousand roubles, including:
  - assessments to the energy saving fund – 174,204 thousand roubles;
  - welfare and other payments to the employees – 112,102 thousand roubles;
  - VAT charge, restored and not accepted to deduction with retired fixed assets, goods, operations and services – 214,394 thousand roubles;
- losses of previous years discovered during the financial year to the total amount of 226,220 thousand roubles (in comparison with the corresponding period of the last year the increase amounts to 215,556 thousand roubles);
- write-off of the bill receivable with the expired term of the limitation of action – to the amount of 107,793 thousand roubles;
- write-off of the debts from shortage, losses and embezzlement reckoned on balance – to the amount of 14 202 thousand roubles;
- costs on charity – to the amount of 23,253 thousand roubles.

In 2005 the Company wrote off restructured fines and penalty fee to the budget and to off-budget funds to the amount of 1,267,021 thousand roubles (due to the speeded up offset of restructured debt to the budget and to off-budget funds, on 22 June 2005 IMNS took a decision to write off the given debt). In the "Report on profits and losses" on the results of the work in 2005, in the part of the profits tax and other analogous compulsory payments, the profit with the write-off is reflected, which amounts to 1,267,021 thousand roubles. In aggregate with accrual current profits tax, fines and penalty fee to the budget and to off-budget funds, as well as write-off of deferred tax assets and liabilities, in 2005 taxes and other analogous compulsory payments amounted to 552,701 thousand roubles.

As a result of the financial and economic activity of the open JSC "Kuzbassenergo" in 2005 there was gained a total net profit to the amount of 493,174 thousand roubles.

The balance structure

During the accounting period the currency of the Company's balance has decreased by 1,066,466 thousand roubles and on 31 December 2005 amounted to 34,272,282 thousand roubles.

The total volume of fixed assets has decreased by 331,436 thousand roubles to29,376,382 thousand roubles.

The changes in the fixed assets structure are due to the following facts:

- increase of the depreciated cost of the fixed assets – by 220,115 thousand roubles (0.8%);
- reduction of investment into fixed assets – by 301,532 thousand roubles (17,7%);
- decrease of long-term financial investments – by 184,990 thousand roubles (75.6%);
- decrease of deferred tax assets reflected in the balance – by 74,321 thousand roubles (14.1%);

The Company's operating assets have decreased to 4,895,900 thousand roubles during the accounting period. The decrease by 735,010 thousand roubles or 13.1% in comparison with the beginning of the year is mainly due to the reduction of the Company's bill receivable by 996,774 thousand roubles or 31.9%.

In accordance with the resolution of the special General meeting of the shareholders on 30 December 2005, the Company charged extra intermediate dividends by the results of work during 9 months of 2005 to the amount of 406,409 thousand roubles, and the debts to the sharers (founders) on the payment of income are reflected in the balance sheet as of 31 December 2005. As a result, during the financial year the own sources of the Company's assets formation increased by 78,166 thousand roubles or 0.3%, including due to undivided profit of the financial year reflected in the balance to the amount of 86,765 thousand roubles.

The company's fixed liabilities as of 31 December 2005 amount to 1,818,755 thousand roubles and present:

- other fixed liabilities which are redeemable in more than 12 months – 1,260,975 thousand roubles (including the debt to the suppliers and contractors by amicable agreement – 1,240,468 thousand roubles; the restructured debt to the budget and to off-budget funds – 20,507 thousand roubles),
- deferred tax liabilities – 555,780 thousand roubles.

During 2005 the Company's fixed liabilities decreased by 1,802,090 thousand roubles or 49.8%. The given decrease is due to the write-off from the balance of the restructured fines and penalty fee to the budget and to off-budget funds, as well as due to the transfer of the restructured debt redeemable in 2006, according to the to the discharge schedule (amicable agreement), to the category of short-term obligations.

During the accounting period the Company's short-term obligations increased by 651,082 thousand roubles and amount to 5,356,503 thousand roubles. The given change is due to:

- decrease of credits and loans obligations - by 333,762 thousand roubles (17.2%);
- increase of the short-term account payable – by 469,000 thousand roubles (18.8%);

- extra charge of arrears of dividends to the amount of 406,409 roubles, including:
  - 369,955 thousand roubles – arrears of income payment to the Company's shareholders,
  - 36,454 thousand roubles – arrears to the federal budget of the dividends income tax, withheld from the source of payment by the fiscal agent;
- increase of the deferred income – by 141, 213 thousand roubles or 53% (financing of the construction of the mine "Uregolskaya").

Bill receivable

During 2005 the Company's bill receivable decreased by 996,774 thousand roubles.

The long-term bill receivable decreased due to the transfer to the short-term category as a result of the approach of the date of payment of the following arrears;

- arrears of the bills of exchange of closed JSC "SEAR MF" to the amount of 672,938 thousand roubles;
- arrears of the energy consumers to the amount of 296,425 thousand roubles.

The short-term bill receivable decreased from 1,928,964 thousand roubles on 1 January 2005 to 1,891,899 thousand roubles on 31 December 2005 (by 37,065 thousand roubles or 1.9%). The largest decrease is due to:

- payments of the energy consumers – by 493,676 thousand roubles or 43.4%;
- other bill receivable – by 264,097 thousand roubles or 53.6 %;

As a result, by the end of the financial year the debt of the energy consumers amounted to 788,102 thousand roubles, which is by 790,101 thousand roubles (or 50,1%) less than at the beginning of the year, including in the main braches of industry:

Fuel industry	by 83,8 % (or by 279,543 thousand roubles);
Non-ferrous metallurgy	by 15.8 % (or by 1,499 thousand roubles);
Chemical and oil industry	by 26.8 % (or by 119,342 thousand roubles);
Mechanical engineering	by 1.8 % (or by 3,824 thousand roubles);
Woodworking industry	by 89.2% (or by 3,745 thousand roubles);
Construction materials industry	by 64.2% (or by 25,496 thousand roubles);
Food industry	by 54.4% (or by 2,637 thousand roubles);

There was also decrease of the bill receivable in other fields:

Agriculture - by 31.2% (or by 27,239 thousand roubles);

Housing and communal services - by 62.1% (or by 21,876 thousand roubles);

There was established a control over the energy consumption by the consumers financed from the federal, regional and municipal budgets. The debt decrease of these enterprises during 2005 amounted to: 11 041 thousand roubles (by 67,1%), 4 719 thousand roubles (by 47,2%), 10 176 thousand roubles (by 32,4 %) accordingly. The energy is supplied in accordance with the volumes of limits, secured by the budget financing.

Other bill receivable (without the arrears of the energy) reduced from 1,544,577 thousand roubles on 1 January 2005 to 1,337,904 thousand roubles on 31 December 2005.

The main decrease is connected with the clause "Other debtors" - by 276,550 thousand roubles or by 48.4%/

It is significant to mention the increase of the bill receivable connected with the following clauses:

- "Operations and services" – by 33,460 thousand roubles or by 61.5%;
- "TMTS" – by 23,110 thousand roubles or by 46.9 %;
- "Paid out advances" – by 13,307 thousand roubles or by 6.8 %;

On 31 December 2005 there was created a reserve for doubtful accounts to the amount of 324,676 thousand roubles.

In 2005 there was written off and referred to the Company's financial result the bill receivable, which were unreal to incur a penalty, to the amount of 107,793 thousand roubles; 38,012 thousand roubles from this sum being the debt of the energy consumers.

The overdue bill receivable of the consumers, as well as other debtors, have decreased by 1,047,245 thousand roubles or by 84.4%.

Bill payable

During the financial year 2005 other Company's long-term obligations (№1, page 520) decreased by 1,695,240 thousand roubles or by 57.3%, including:

- to the suppliers and contractors – by 272 417 thousand roubles or by 18,0% (due to the transfer to the category of short-term obligations: to open JSC RAO "UES of Russia" – 160,000 thousand roubles; on purchased energy – 119,113 thousand roubles);
- to off-budget funds – by 849 thousand roubles or by 97,9 %;
- to the budget – by 849 thousand roubles or by 98.8 %;

The decrease of long-term obligations to the budget and to off-budget funds is connected, as it has already been mentioned, with the write-off of fines and penalty fee from the Company's balance to the budget and off-budget funds, as a result of a prescheduled discharge of the restructured debt by the amicable agreement.

Dynamics of the bill receivable and the bill payable of JSC "Kuzbassenergo" in 2005


RUR, Mln.
6 000
5 000
4 000
3 000
2 000
1 000
0
5 455
4 229
3 123
2 126
Bill payable
(including debts on the amicable agreement)
Bill receivable
01.01.2005.
31.12.2005.

By the end of the year the arrears of the short-term credits and loans decreased by 333,762 thousand roubles to 1,606,127 thousand roubles, due to:

- decrease of the arrears of the bank credits to the amount of 76,408 thousand roubles;
- repayment of loans on the Company's own bills of exchange to the amount of 257,354 thousand roubles.

The short-term credits were attracted in order to replenish the circulating assets to pay off the Company's current obligations.

During the accounting period the average weighted interest rate of credit resources attraction decreased from 11.9% to 9.0% per annum.

As of 31 December 2005 the following items are reckoned on the balance as guarantee of obligations by the crediting contracts: inventory holdings (including coal) with the assessed value of 719,451 thousand roubles (as of 31 December 2005 – 1,127,560 thousand roubles).

In comparison with the previous year the short-term bill payable increased by the total amount of 469,000 thousand roubles (by 18.8%) and amounted to 2,967,794 thousand roubles as of 31 December 2005.

The main reason for the increase of the short-term obligations was the transfer of some debt from the long-term category to the short-term one.

Besides, the bill payable increased:

- to the budget – by 234,409 thousand roubles or by 52.9% (the increase is due to the reflection in the balance of the penalty fee on VAT to the amount of 149,624 thousand roubles as a result of the court hearing at the suit of IFNS of the Russian Federation, Kemerovo city);

- due to the advances received from the energy consumers – by 195 681 thousand roubles (by 68,6 %).

The overdue bill payable decreased by 82,185 thousand roubles (by 66.4%) from 149,066 thousand roubles to 66,881 thousand roubles.

Due to the expiration of the limitation period and the liquidation of the contractor, in 2005 the Company wrote off the non-demanded bill payable to the amount of 2,486 thousand roubles.

Evaluation of financial indexes as a result of economical activity

Paying capacity ratio of the Company

Ratio	2002	2003	2004	2005
Total current position	0,585	0,483	0,521	0,488
Absolute liquidity ratio	0,058	0,029	0,108	0,118
Cutoff score ratio	0,650	0,535	0,543	0,500
Current liquidity ratio	1,429	1,166	1,272	0,989
Internal funds procurement ratio	-0,127	-0,139	-0,475	-0,466

The reflection of dividend in arrears to the shareholders of the Company at the rate of RUR 406 409 thousand and relative decrease of net profit had negative effect on paying capacity ratio and financial stability of the Company on 31.12.2005.

Liquidity ratios, except for absolute liquidity ratio, have a negative dynamics. All ratios are below regulatory values.

- Absolute liquidity ratio shows the short-term liabilities could be discharged by the Company at the earliest possible date (settlement with quick assets: cash assets and bills of credit). On 31.12.2005 12% of short-term liabilities of the Company can be discharged at the earliest possible date. For three last reporting years the ratio has increased by 6 %.
- Cutoff score ratio (immediate liquidity) characterizes paying capacity of the Company at the timely debtor settlement. By the end of year of 2005 the Company will discharge 50 % from its short-term liabilities on the term of 100% liquidity of short-term accounts receivable (with discharge period of less than one year).
- Current liquidity ratio characterizes paying capacity of the Company at the total mobilization of circulating assets (sale of all reserves, full debtor settlement). Current liquidity ratio by the end of the year of 2005 was 0.989. The Company, mobilizing all circulating assets, could discharge 98.9% of its short-term liabilities.
- Internal funds procurement ratio has negative index, it demonstrates the lack of internal circulating assets.

Market stability ratio

Ratio	2002	2003	2004	2005
Debt ratio	0,330	0,329	0,342	0,265
Property ratio	0,752	0,752	0,745	0,791
Funding ratio	3,031	3,036	2,922	3,776
Financial stability ratio	0,843	0,832	0,856	0,844
Net wealth, RUR million	20 875	24 808	24 579	27 505

The ratios, reflecting financial independence of the Company from borrowed capital, have positive dynamics and are within regulatory values.

- Debt ratio characterizes financial autonomy of the Company and demonstrates the amount of borrowed funds, falling at 1 ruble in internal asset. In 2005 the ratio was 0.265, i.e. by the end of 2005 27 borrowed kopeck were formed on 1 ruble of internal funds. The change of this ratio in three last years shows the decrease of the dependence of the Company from external sources of financial resources by the end of 2005.

Dynamics of market stability of JSC "Kuzbassenergo" for 2002-2005.


4,00
3,50
3,00
2,50
2,00
1,50
1,00
0,50
0,00
3,03
3,04
2,92
3,78
0,33
0,84
0,75
0,33
0,83
0,75
0,34
0,86
0,75
0,26
0,84
0,79
2002
2003
2004
2005
Debt ratio
Funding ratio
Financial stability ratio
Property ratio

creditors have a minimum risk, i.e. if the half of the property, formed at the expense of internal funds, is sold, the Company can discharge all its debt liabilities, even if the second part of it is depreciated. By the end of the year 2005 this ratio was 79.1%, it is 4.6% more than last year results.

- Funding ratio characterizes financial autonomy of the Company and shows what amount of internal funds fall at 1 ruble in borrowed assets. The funding ratio increased to 3.776 in comparison with the year of 2004. It demonstrates the decrease of dependence of the Company from the borrowed funds, i.e. by the end of 2005 3.78 rubles of internal funds were fallen at 1 ruble of borrowed funds.
- Financial stability ratio has decreased to 0.844 as compared to last year, it demonstrates the decrease of long-term liabilities of the Company

Dynamics of net assets of JSC "Kuzbassenergo" for 2002-2005.


30000
25000
20000
RUR, mill.
15000
10000
5000
0
2002
2003
2004
2005

Net assets of the Company raised by RUR 6,630,102 thousand (31.8%) and reached RUR 27,504,384 thousand in last three years. Compared to the year of 2004, net assets increased by RUR 2,925,980 thousand, it is due to discharge of liabilities, excluded from the cost of assets (written-off from the balance of the Company converted fines and penalty provision in budget and non-budget funds at the rate of RUR 1,267,021 thousand in 2005).

It should be mentioned that net assets increased by RUR 225,775 thousand during the year of 2005.

Profitability rates

Rate	2002	2003	2004	2005
Selling profitability rate	12,56	9,7	11,47	0,106
Total profitability of reporting period	-1,62	3,11	-0,82	-0,004
Main activity profitability	-1,85	3,44	-0,93	-0,004

As it is seen from the table, selling profitability rate made 10.6% during the year of 2005, it makes 0.9% less than during the previous year.

Profitability of JSC "Kuzbassenergo" for 2002-2005.


Selling profitability rate
Total profitability of reporting period
14,0
12,0
10,0
8,0
6,0
4,0
2,0
0,0
-2,0
-4,0
%
9,70
10,61
3,11
-1,62
-0,82
-0,40
2002
2003
2004
2005

As a result of work during the year of 2005 total profitability and main activity profitability raised in the year of 2005, it is connected with the reduction of losses before taxation at the rate of RUR 81,031 thousand during the year of 2005 vs RUR 143,073 thousand during the year of 2004.

PRICEWATERHOUSECOOPERS

Closed Joint-Stock Company
«PricewaterhouseCoopers Audit »
(JSC «PwH Audit»)
115054, Moscow
Quay Kosmodamianskaja 52,
building 5
Phone +7 (495) 967 6000
The fax +7 (495) 967 6001

AUDITOR OPINION
on the financial (accounting) reports

To shareholders of the Kuzbass Open Joint-Stock Company of energy and electrification (OAO "Kuzbassenergo").

Auditor

The Closed Joint-Stock Company «PricewaterhouseCoopers Audit» (ZAO «PwH Audit»)

The certificate on the state registration of the joint-stock company No. 008.893 is issued by the Moscow registration chamber on February 28, 1992.

The certificate on entering in the Uniform state register of legal persons of the legal person registered till July 1, 2002, under No. 1027700148431 of August 22, 2002 is issued by Interdistrict inspection of the Ministry of Taxes and Tax Collection of Russia No. 39 for Moscow.

The license for auditing No. E000376 is issued by the Ministry of Finance of the Russian Federation on May 20, 2002. The license is valid till May 20, 2007.

Audited person

The Kuzbass Open Joint-Stock Company of energy and electrification (OAO "Kuzbassenergo").

The seat: 000099, Russian Federation, Kemerovo, prospect Kuznetsky, 30.

The Company is registered on December 30, 1993, by the decree of Administration of Kemerovo city No. 345.

The certificate on entering in the Uniform state register of legal persons of the legal person registered till July 1, 2002, under No. 1024200678260 of August 12, 2002 is issued by Inspection the Ministry of Taxes and Tax Collection of Russia for Kemerovo of the Kemerovo region.

PRICEWATERHOUSECOOPERS

Closed Joint-Stock Company
«PricewaterhouseCoopers Audit »
(JSC «PwH Audit»)
115054, Moscow
Quay Kosmodamianskaja 52,
building 5
Phone +7 (495) 967 6000
The fax +7 (495) 967 6001

AUDITOR OPINION
on the financial (accounting) reports of the Kuzbass Open Joint-Stock Company of energy and electrification (OAO "Kuzbassenergo"):

To shareholders of the Kuzbass Open Joint-Stock Company of energy and electrification (OAO "Kuzbassenergo"):

1 We made an audit of the attached financial (accounting) reports of the Kuzbass Open Joint-Stock Company of energy and electrification (OAO "Kuzbassenergo") (hereinafter - Company) for a period from January 1 to December 31, 2005, inclusive. The financial (accounting) reports of the Company consist of the Balance sheet, Profit and loss statement, Statement of changes in equity, Cash flow statement, Appendices to the balance sheet, Explanatory note (hereinafter all statements together are called «financial (accounting) reports»). The financial (accounting) reports were prepared by the management of the Company, based on the legislation of the Russian Federation regarding preparation of financial (accounting) reports. The reports prepared on the basis of the specified legislation essentially differ from the reports made according to International standards of financial accounting.

2 The responsibility for preparation and submission of the financial (accounting) reports is on the executive body of the Company. Our duty is to give an opinion on credibility in every essential respect of the given financial (accounting) reports and conformity of maintenance procedure of accounting records to the legislation of the Russian Federation on the basis of the audit made.

3 We made the audit in conformity with the Federal act «On auditor activity», Federal rules (standards) of auditor activity, International standards of audit, as well as with our internal standards.

4 The audit was planned and made so as to obtain a reasonable assurance that the financial (accounting) reports contain no essential misstatements. The auditing was done on a selective basis and included the study on the basis of

AUDITOR OPINION

testing of evidence confirming numerical indicators in the financial (accounting) reports and disclosure therein of the information on financial and economic activity, an estimation of observing the principles and accountancy requirements applied in preparation of financial (accounting) reports, consideration of the main estimated indicators obtained by the management of the Company, as well as an estimation of submission of financial (accounting) reports. We think that the audit made gives good grounds for expressing our opinion on credibility of the financial (accounting) reports and conformity of maintenance procedure of accounting records to the legislation of the Russian Federation.

5 The audit of the financial (accounting) reports of the Company for a period from January 1 to December 31, 2004, was made by another auditing firm which gave a modified auditor opinion. In this connection we do not express an opinion on credibility of the comparative data included in the financial (accounting) reports of the Company for 2005.

6 In our opinion, except for the influence on the financial (accounting) reports of the circumstance indicated in the previous paragraph of the present Opinion, the financial (accounting) reports of the Company attached to the present Opinion reflects credibly in every essential respect the financial position of the Company as on December 31, 2005, and results of its financial and economic activity for a period from January 1st to December 31, 2005, inclusive, in conformity with requirements of the Russian Federation laws relating to preparation of financial (accounting) reports.

AUDITOR OPINION

7 Without changing the opinion on credibility of the financial (accounting) reports, we draw attention to the following circumstances

a. How in note 2 section III «Disclosure of essential indicators» of the explanatory note of the Company for 2005 is disclosed. The company plans beginning from 2006 to liquidate a number of projects under construction. The cost of such projects amounts to 215031 thousand roubles.

b. How in note 16 section III «Disclosure of essential indicators» of the explanatory note of the Company for 2005 is disclosed. The company is in process of reorganization in the form of separation. The cost of assets of discontinuing operation amounts to 13 549 088 thousand roubles (48 % of all Company's assets).

March 20, 2006
Director of Joint-Stock Company /signature/ Franz-Joseph Keizer

Auditor
Qualifying certificate No. K008685
in general audit permanent /signature/ I.A. Turchina

BALANCE SHEET
as on December 31, 2005

		CODES
	Form No. 1 by OKUD	
	Date (year, month, day)	31.12.2005
Organization OAO "Kuzbassenergo"	By OKPO	10563800
Identification number of tax payer	INN	4200000333
Activity Industry	By OKVED	40.10.11
Organizational and legal form/form of ownership corporate	By OKOPF/OKFS	47 41
Unit of measure: '000 Rub	By OKEI	384

Seat (address) 650000,GSP-2, KEMEROVO, KUZNETSKY PR., 30

Date of approval
Date of sending (receipt) 17.03.2006

ASSETS	Indicator code	For beginning of accounting year	For end of accounting year
1	2	3	4
I. FIXED ASSETS			
Intangible assets	110	3	1
Main assets	120	26850869	27085100
Construction in progress	130	1662284	1388639
Profitable investments in material assets	135	8	6
Long-Term financial investments	140	484581	329408
Deferred tax assets	145	527682	446700
Other fixed assets	150	-	9296
TOTAL for section I	190	29525427	29259159
II. CURRENT ASSETS			
Stocks	210	1162236	1252923
including: raw materials and other similar assets	211	1124797	1221355
Animals, growing and feeding	212	-	-
Costs of construction in progress	213	-	-
Finished products and goods for resale	214	2297	2736
Goods shipped	215	2659	289
Deferred expenses	216	32483	28543
Other reserves and expenses	217	-	-
VAT for acquired assets	220	685019	762908
Receivables (payments are expected more than in 12 months after the accounting date)	230	1269457	301794
including buyers and customers	231	441634	167187
Receivables (payments are expected within 12 months after accounting date)	240	2456687	1870240
including buyers and customers	241	1124386	650859
Marketable securities	250	29340	825
Funds	260	262702	476439
Other current assets	270	-	1437
TOTAL for section II	290	5865441	4666566
BALANCE	300	35390868	33925716

ASSETS	Indicator code	For beginning of accounting year	For end of accounting year
1	2	3	4
III. CAPITAL AND RESERVES			
Equity capital	410	606164	606164
Own shares bought from shareholders	411	-	-
Surplus capital	420	24913582	24844246
Reserve capital	430	1281831	1348789
Including: Reserves created according to laws	431	16858	16858
Reserves created under constituent documents	432	-	-
Undistributed profit of past years	469	1264973	1331931
Undistributed profit (uncovered loss)	470		138470
TOTAL for section III	490	26801577	26937669
IV. LONG-TERM LIABILITIES			
Loans and credits	510	-	-
Deferred tax liabilities	515	662925	555764
Other long-term liabilities	520	2956215	1260975
TOTAL for section IV	590	3619140	1816739
V. SHORT-TERM LIABILITIES			
Loans and credits	610	2445505	1605127
Payables	620	2259489	2790413
Including: Suppliers and sub-contractors	621	586991	835050
Payroll liabilities	622	44278	56398
Liabilities to public off-budget funds	623	50177	31344
Tax and collection liabilities	624	415795	653639
Other creditors	625	1162248	1213982
Liabilities to partners (founders) to pay income	630	141	370094
Deferred revenues	640	265016	405674
Provisions for liabilities	650	-	-
Other short-term liabilities	660	-	-
TOTAL for section V	690	4970151	5171308
BALANCE	700	35390868	33925716
Information on assets in the off-balance-sheet account Rented fixed assets	910	6595	20550
Including assets under lease	911	-	-
Material assets taken in custody	920	8703	8520
Goods on consignment	930	-	-
Written-off irrecoverable debt	940	555882	458761
Security for liabilities and payments, received	950	183951	88226
Security for liabilities and payments, provided	960	1127560	719451
Depreciation of housing stock	970	1370	1113
Depreciation of objects of external development and similar objects	980	-	-
Intangible assets obtained for use	990	-	-
Forms of strict accounting	1000	-	33

Executive /signature/ Mikhailov Sergej Nikolajevich
Chief accountant /signature/ Rjumova Alevtina Nikolajevna
March 17, 2006

PROFIT AND LOSS STATEMENT

for 2005

	CODES
Form No. 2 by OKUD	0710002
Date (year, month, day)	31.12.2005
By OKPO	10563800
INN	4200000333
By OKVED	40.10.11
By OKOPF/OKFS	47 41
By OKEI	384

Organization OAO "Kuzbassenergo"
Identification number of tax payer
Activity Industry
Organizational and legal form/form of ownership corporate
Unit of measure: '000 Rub

Indicator		For accounting period	For the same period of past year
Description	Code		
1	2	3	4
Income and expenses from ordinary activities Revenues (net) from sales of goods, products, work, services (minus VAT, excise duties and similar binding payments)	010	19710417	16704631
Cost of sold goods, products, work, services	020	(17553295)	(14825003)
Gross profit	029	2157122	1879628
Commercial expenses	030	(18795)	(941)
Management expenses	040	-	-
Profit (loss) from sales	050	2138327	1878687
Other revenues and expenses Interest receivable	060	2772	922
Outstanding interest	070	(179483)	(199188)
Income from participation in other organizations	080	13491	2659
Other operating income	090	1467942	1153455
Other operating expenses	100	(2443543)	(1643627)
Extraordinary income	120	153042	194655
Extraordinary charges	130	(1174900)	(1579991)
Before-tax profit (loss)	140	(22352)	(192428)
Deferred tax assets	141	176572	105765
Deferred tax liabilities	142	(85883)	(169196)
Current profit tax	150	(380319)	(291178)
Other similar binding payments	180	856861	(1070334)
Net profit of accounting period	190	544879	(1617371)
REFERENCE Fixed tax liabilities (assets)	200	294994	368144
Base earnings (loss) per share	201	1	(3)
Equity profit (loss)	202	1	(3)

EXPLANATION OF INDIVIDUAL PROFITS AND LOSSES

Indicator		For accounting period		For the same period of previous year	
Description	Code	Profit	Loss	Profit	Loss
1	2	3	4	5	6
Fines, penalties, acknowledged or imposed by the court (arbitration) decision	210	16188	6563	7452	2965
Profit (loss) of past years	220	49538	224136	126782	6818
Compensation for damages caused by non-performance or improper performance of liabilities	230	-	-	-	-
Rate difference in foreign exchange operations	240	16	73	-	-
Transfers to estimating reserves	250	X	443295	X	200000
Writing off past-due receivables and payables	260	2476	95185	9448	393414

Executive /signature/ Mikhailov Sergej Nikolajevich
Chief accountant /signature/ Rjumova Alevtina Nikolajevna
March 17, 2006

PARAGRAPH 7. ALLOCATION OF PROFITS AND DIVIDEND POLICY

	GOSA by results of 2002	GOSA by results of 2003	GOSA by results of 2004
Undisposed profits (RUR, thousands)	-531 606	790	-1 617 371
Reserve funds (RUR, thousands)	0	40	0
Accumulation reserves (RUR, thousands)	0	750	0
Dividends (RUR, thousands):	0	0	0
Other purposes	0	0	0

At the outcomes of 2002 the Company got unappropriated damage in the amount of RUR 569 856 thousands (including affiliated and subsidiary companies), for the same period the damage amounted 531606 thousands rubles except affiliated and subsidiary companies .
In accordance with decision of the Annual general meeting of shareholders of the Company dd. 02.06.2003 (minutes № 11) the received loss was not distributed, decision on the dividends accrual and pay off on the ordinary stocks of the company at the outcomes of 2002 fiscal year was not accepted.

At the outcomes of 2003 net profit of the Company (except affiliated and subsidiary companies),) amounted RUR 790 thousands. In accordance with decision of the Annual general meeting of shareholders of the Company dd. 24.06.2004 (minutes № 12) the gained profit was allocated in the following order:

- to fill up the reserve fund RUR 40 thousands.;
- to fill up accumulation reserve (investments) RUR 750 thousands.

Decision on the dividends accrual and pay off at the outcomes of 2003 fiscal year was not accepted.

At the outcomes of 2004 the Company got unappropriated damage in the amount of RUR1617371 thousands (except affiliated and subsidiary companies). In accordance with decision of the Annual general meeting of shareholders of the Company the received loss was not distributed, also decision on the dividends accrual and pay off at the outcomes of 2004 fiscal year was not accepted.

PARAGRAPH 8 INVESTMENT ACTIVITIES

8.1. . Investments of the Company including modernization and technical reequipment

Business-plan for 2005 provided for investments volume in the fixed capital in sum of 1 474,2 million RUR (without VAT), including in:

- technical reequipment – RUR 527,9 million;
- new construction -RUR 946,3 million

Actual application of the capital investments in the year 2005 (except affiliated and exterior companies) amounted 1764,762 millions (except VAT) or 120% against the scheduled, including:

- technical reequipment - RUR 664,4 millions or 126 %.
- new construction – RUR 1100,4 millions or 116 %.

Besides, the company builds an exterior object, i.e. mining administration "Uregolskoye" under the contract with the Magnitogorsky Metallurgical plant, capital investments under which in the year 2005 amounted RUR 141,2 millions.

Also, fixed assets to the sum of 231,589 millions (except VAT) were acquired, and the assets to the land purchase to the sum of RUR 1584 millions (except VAT) were spent.

The scheduled volume of the investment projects financing in the year 2005 amounted RUR 2 347,61 millions (including VAT), actually 2 390,324 millions (including VAT) or 102% were financed (except affiliated companies and exterior object), also account payable of the last years to the sum of RUR 32,25 millions were paid off.

Account payable (except affiliated companies and exterior object) reduced as compare with the beginning of year 2005 and as for a date of 01.01.2006 and amounted RUR 28,023 millions against RUR 74,756 millions as for a date of beginning of the reporting period and was distributed into:

- new construction – RUR 20,609 millions;
- technical reequipment – RUR 7,414 millions.

Incompleted construction by 01.01.2006 (except affiliated companies and exterior object) amounted RUR 1 040,4 millions and reduced as compare with 01.01.2005 by RUR 389,1 millions or by 27 % due to putting into operation of starting unit of steam boiler of st. 16 at the Kemerovskaya GRES and expenses charging off under the objects of completed construction to the sum of RUR 74,618 millions.

All necessary calculations and grounds of needs in the capital investments to the new construction and technical reequipment of energy system objects are subject to be transferred in anticipation of tariffs to the Regional energy committee under the Kemerovo regional Administration , but there is a deficit of investments in the approving tariffs for heat and electric power of the financing sources.

The Company had submitted for consideration to the Regional energy committee his investment program for the year 2005 amounted RUR 2 620 millions, but the REC of Kemerovo region by its resolutions №148 dd. 04.12.2004 approved the List of objects of the program for investment development of the Company for the year 2005 to the sum of RUR 2000 millions.

Dynamics of settling funds for capital investing

	2003			2004			2005		
	Total capital investments	Including		Total capital investments	Including		Total capital investments	Including	
		Capital construction	Technical re-equipment		Capital construction	Technical re-equipment		Capital construction	Technical re-equipment
TU GRES	126164	77585	48579	104932	58332	46600	100028	64008	36020
Bel.GRES	146150	96000	50150	100593	50000	50593	90380	65000	25380
SK GRES	383931	47044	336887	207827	147814	60013	227144	179191	47953
Kem. GRES	78560	37289	41271	175363	147126	28237	582747	548973	33774
WS GRES	87052	40826	46226	58334	14412	43922	78654	13403	65251
Kem.TETs	116360	21291	95069	249563	9087	240476	37678	10005	27673
NK TETs	92987	35011	57976	86124	36099	50025	48957	12177	36780
Kuzn.TETs	350674	236533	114141	41323	28277	13046	36011	4912	31099
Total for stations	1381878	591579	790299	1024059	491147	532912	1 201 599	897669	303930
East electric networks	62799	14227	48572	45371	12947	32424	56357	34562	21795
North electric networks	71252	24091	47161	32040		32040	48450	5000	43450
Central electric networks	59419	38121	21298	43855	10067	33788	31810	3224	28586
South electric networks	56772	18520	38252	27923	1592	26331	283808	213497	70311
MEN							25340		25340
Total for networks	250242	94959	155283	149189	24606	124583	445 765	256283	189482
UTS	165904	71982	93922	108944	25372	83572	203935	125653	78282
Energosbyt (power supply)	62725	25071	37654	43639	13485	30154	123832	17313	106519

Other affiliated companies	140041	48924	91117	58387	20190	38197	44476	15164	29312
Total for the system:	2000790	832515	1168275	1384218	574800	809418	2019607	1312082	707525



Dynamics of volume of capital investments and share of assets
for technical re-equipment
RUR millions.
2500,0
2000,0
1500,0
1000,0
500,0
0,0
2000,8
1168,3 (58%)
1384,2
809,4 (58%)
2019,6
707,5 (35%)
2003
2004
2005
Year


2003
632,5
RUR millions
1168,3 RUR millions
Capital construction
technicla reequi;ment


2004
574,8
RUR millions
809,4
RUR millions.
Capital construction
technical reequipment


2005
707,5 RUR
millions
1312,1 RUR
capital construction
technical reequipment

8.2. Sources of financing of investment programs (profits, depreciation assignments, other)

Source of financing of investment programs in 2005	Amount (RUR, thousand)
Depreciation assignments	2 009 920
Advance use of profits	12 379
Other sources - total	123 845
Including:	
Shareholding in construction	91 917
Total sources of financing	31 928
Depreciation assignments	2 146 144

8.3. Structure of capital investments by sectors: electric plants, electric networks of all voltage class, heat power networks, equipment not requiring mounting and which is not a part of the construction's estimates.

Structure of actual expenses for capital investments of the Company in the year 2005 by the sectors shall be divided as follows:

- electric plants - 1 124,242 RUR millions.
- Electric networks of all voltage classes - 210,178 RUR millions.
- Heat networks - 198,588 RUR millions
- equipment not required mounting - 86,050 RUR millions.;
- PEW for future construction лет - 36,023 RUR millions
- other objects - 110,681 RUR millions

Total - 1 764,762 RUR millions

Under the plan of launching of the capital funds according to the business plan for the year 2005 to the sum of RUR 1 576,695 millions, putting into operation of the objects with the sum of input of the capital funds (except affiliated companies and exterior object) to the sum of RUR 2 054,732 millions, including:

- at technical reequipment under implementation plan equal to RUR 553,144 millions, objects that were launched totaled RUR 728,576 million or 131,7 %;
- on new construction under implementation plan equal to RUR 1 023,551 million, objects that were launched totaled RUR 1326,156 million or 129,5 %.

In 2005 were launched:

- steam boiler of st. 16 at the Kemerovskaya GRES of type TP-87M (modified) with stem capacity equal to t/h;
- overhead transmission line - 35 kw - 2,6 km;
- overhead transmission line - 0,4-6 – 10kw - 28,7 km;
- SS 35 kw - 132,6 kilovolt-ampere thousands ;
- Heat networks - 2,8 km

In 2005 starting unit of steam boiler of st. №16 at the Kemerovskaya GRES of the type TP-87M (modified) with a sum of input of the capital funds equal to RUR 907, 5 millions, in the East EN- SS 35kw Mariinsk municipal with the overhead transmission line 35-2,6km with the capital funds equal to 22,269 millions RUR, also overhead transmission line-10kw at the village B.Kitatsky - 5,6 km, in the North EN - overhead transmission line 0.4-10 km – 4km, in the Central EN - overhead transmission line 0,4-6-10kw – 19,1 km, also steam line from the Kuznetskaya TETs up to PO "Organica" in Novokuznetsk with path length equal to 2,8km were putted into operation; also the scheduled works at the dam of ash dump were terminated that allowed to ensure preparation of stations for winter period 2005-2006.

The program of the year 2005 on ash dump's construction provided development of capital assets equal to RUR 319,8 million and land filling in ash dump dam's body in a volume of 375,4 thousand m3; actually capital assets equal to RUR 315,9 million were developed and also landfilled 489,6 thousand m3. Input of capital funds equal to 189,182 million rubles was carried out at the ash dumps of stations after reconstruction.

The largest works on technical reequipment are:

- Work on electrostatic cleaner reconstruction of a boiler of st. № 14 was finished, electrostatic cleaner efficiency amounts 99,2%, residual dustiness is equal to 90mlg/nm3 at the Kemerovskaya GRES. .
- Reconstruction of a boiler of st. №8 of the type TP-10 aimed to reduce NOx with economic effect 359 thousands RUR was finished, also heat networks reconstruction that

gave possibility to reduce losses in the networks and to improve labor conditions under repair works at the Tom-Usinskaya GRES;

- Reconstruction of a boiler of st. № 8 of the type TP-10 aimed to reduce NOx;
- Reconstruction of a boiler set TP-87 of st. №9 aimed to reduce NOx to the level of GOST was finished; also complex program on automatic control of dust feeder and damp coal with a set of frequency adjustment of electric motors with having economic effect equal to 5,9 millions RUR a year at the West Siberian TETs.
- Fulfillment of license terms on water using through the application of commercial system on river water consumption's accounting at the Riverside station provides efficiency and reliability of water consumption accounting from the river of the West –Siberian TETS.
- Work on reconstruction of pump station №1 of first pulling with a change of morally overage equipment that allows to increase reliability of providing the metallurgical circle of "West Siberian Metallurgical plant" with process water and providing with necessary hydraulic parameters at the West –Siberian TETs.
- Mounting of gas-insulated switch SIEMENS instead of MB-220, that allows to increase safety of energy installation, also do reduce fire safety, economic effect is reached due to expenses reducing on technical maintenance and increasing of equipment safety at the Belovskaya GRES.
- Works on implantation of three-level firing at the boiler of st. №11 aimed to reduce NOx together with economic effect of NOx reducing equal to 170 thousands rubles a year at the Kemerovskaya TETs were completed.
- Works on change of steam line in the region of a turbine of st. №6 were terminated, as a result of work the park resource of new stem line is equal to 350 thousand hours with economic effect equal to 70 million rubles, with a terms of payback equal to 3 years and 7 months at the South Kuzbass GRES.
- Works on reconstruction of ash installations at the boiler of st. №8 were finished that allowed to increase efficiency of installation by 0,5%, and to reduce ash discharges over the BCB by 350t a year at the Novo Kemerovskaya TETs.
- Reconstruction of cooler №5 together with mounting of spray catcher was finished that allowed to save water discharge by 0,5 millions a m3 with economic effect equal to 250 thousands rubles at the Novo Kemerovskaya TETs.
- Reconstruction of burners of a boiler of st. №17 was terminated that allowed to ensure NOx level in the departing gas at the Kemerovskaya TETs.
- Work on lifting at the elevated line of a head sector of the heat main line 2DU 600 mm at the Kuznetskaya TETs-HFZ-1 form TK1 up to TK-2 together with a device of passage over the railroad , that allowed to ensure heat supply safety at the UHN.

Works on mounting of the systems for automatic fire-fighting of fuel supply routes were terminated at the Tom-Usinskaya GRES, Belovskaya GRES, South Kuzbass GRES, Kemerovskaya GRES, West-Siberian GRES and Kuznetskaya TETs that allowed to increase fire safety of energy objects;

Application of commercial account of heat power at the South Kuzbass GRES allowed to increase accuracy of heat output accounting.

Mounting of automatic system of fuel accounting on the ground of weight complex "Makon-21" at the TY GRE, Bel. GRE and WS TETs was terminated; radiometric belt-conveyer weigher are designated for the continuous contactless weighing and definition of mass share of ash and moisture in coal.

Large work on the obsolete equipment change to new, of little maintenance is spend at the enterprises of energy system .

In the electric networks:

- Transformer at the SS-110/10kw KFZ-1 was putted into operation after reconstruction with transformer capacity equal to 120 thousands kwA and gain equal to 80 thousands kvA
- Transformer at the SS Tyrganskaya T-1-31,5 with capacity gain equal to 8 thousands kvA was putted into operation.

Large work on electric equipment reconstruction was finished, allowed to increase a work safety and reduce maintenance expenses, including:

- 70 high-voltage bushing s at the switches and transformers 110-220kv were changed;
- 15 gas-insulated switches were mouted, including one at the Belovskaya GRES 220kv, 5 at the SS 35kv Krasninskaya, SES; 2 at the SS 35kv Severnaya and one at the KFZ -110kv at the South electric networksl three at the SS Pashkovskaya in the West Electric networks, 2 swithes BGT-110 kv at the Novokemerovksya TETs;
- 24 oil switches 6-35 kv were changed to vacuum;
- Change of 2 storage battery at the SS-110kv Severnaya ad KFZ I the south Electric networks;
- 20 disconnectors 110-220 kv were changed ;
- 1263 columns of bearing isolation 110kv were changed;
- 5240 suspended polymeric garlands 35-200kv were mounted;
-
- overhead transmission line-35 kv Tyazhin-Teplaya Rechla in the East Electric networks and Krokalevskaya SS Berezovskaya were reconstructed;
- automatic dispatcher control system (ADCS) at the one substation in the North electric networks was installed;
- change of oscillographs H-13 to registrators of emergency events at the SS of West Siberian Metallurgical Plant an, Novokuznetks Aluminum Plant and Elanskaya etc.

At the UTS together with lifting at the overhead heating mains lining the expenses concerned the repair works reduced, also maintenance safety increased.

1078 m of heating mains were changed, including lifting to overhead lining equal to 830 m in Kemerovo and Novokuznetsk.

Nowadays a project works is carried out with further change of turboset of st. №8 of the type PTR-80-130 at the Novo kKemerovskaya TETs and of the st. №9 of the type T-120-12,8 at the Kemerovskaya GRES. The turbines will be launched in the years 2008-2009.

Information on the Company's investment activity in 2003-2005, (except the affiliated companies and exterior object).

RUR, thousands

		2003		2004		2005	
		plan	fact	plan	fact	plan	fact
1	2	3	4	5	6	7	8
1.2	**Capacity launching**						
-	Turbine capacities – thousands kw	115	125	30	30	-	-
-	Stem boilers - t/h	160	160	-	-	420	420
-	Overhead						

	transmission lines 35kv and higher-km	7	-	7	-	2,6	2,6
-	Overhead transmission lines 0,4-6-10 kv - km	107,7	28,8	16,5	17,92	11,9	28,7
-	SS 35 kv and higher – thousands kvA	25	86,5	-	25	52,6	132,6
-	Heat networks - km	1,5	1,5	-	-	1,0	2,8
-	Total area of houses – thousands m2	-	-	-	-	-	-
1.2.	**Input of the capital funds**	**1889649**	**2095811**	**1033618**	**1343912**	**1576695**	**2054732**
-	Technical reequipment	1232274	1331508	625918	876665	553144	728576
-	New construction	657375	764303	407700	467247	1023551	1326156
8.1	**By sectors :**						
1.	**Capital investments, total**	**2577009**	**1980243**	**1170000**	**1447654**	**1474229**	**1764762**
	Including:						
1.1.	Industrial purpose	2573305	1970268	1170000	1447654	1474229	1764762
-	Technical reequipment	1300000	1208292	670000	64207	527929	664375
-	New construction	1273305	761976	500000	583447	946300	1100387
1.2.	Non industrial purpose	3704	9975	-	-	-	-
	Besides:						
-	Acquisition of the fixed assets, used	-	56895	-	17310	239000	231589
-	Land purchase	-	3394	-	40	-	1584
8.3	**By the structure:**						
	Total	**2577009**	**1980243**	**1170000**	**1447654**	**1474229**	**1764762**
1.	Industrial purpose	2573305	1970268	1170000	1447654	1474229	1764762
	including- Technical reequipment	1300000	1208292	670000	864207	527929	664375
	- New construction	1273305	761976	500000	583447	946300	1100387
	including:						
-	Electric plants	1772267	1348939	869699	1063882	979681	**1123242**

	Including - Technical reequipment	766272	759523	452599	562642	182748	235310
	- New construction	1005995	589416	417100	501240	796933	887932
-	Electric networks	247500	169181	121958	132225	173250	**210178**
	Including - Technical reequipment	149400	133023	92958	107936	114750	168036
	- New construction	98100	36158	29000	24289	58500	42142
-	Heat power networks	208110	149170	56735	102159	106130	**198588**
	Including - Technical reequipment	99000	77188	36735	81152	55630	73132
	- New construction	109110	71982	20000	21007	50500	125456
-	Equipment not required mounting	112885	169232	47453	57619	51161	**86050**
	Including - Technical reequipment	110985	168758	47453	56589	50594	82406
	- New construction	1900	474	-	1030	567	3644
-	PEW for future construction	47413	14127	15610	15294	47137	**36023**
	Including - Technical reequipment	39213	12406	15610	15017	27137	24682
	- New construction	8200	1721	-	277	20000	11341
-	Other objects and expenses	185130	119619	58545	76475	116870	**110681**
	Including - Technical reequipment	135130	57394	24645	40871	97070	80809
	- New construction	50000	62225	33900	35604	19800	29872
2.	Non industrial purpose	3704	9975	-	-	-	-

Structure of capital investments by the sectors in the year 2005


Other branches
110,7 RUR millions.
ONRM
86,1RUR milions.
PEW
36,0 RUR millions .
Electric plants
1123,2 RUR millions
UTS
198,6 RUR millions .
Electric networks
210,2 RUR millions .

8.4. Non-profile financial investments

Data of the Register of non-profile financial investments of the JSC "Kuzbassenergo" by 31.12.2005

№	legal name of the affiliated Company of the Society	Legal address	Authorized capital, RUR	Share in the Authorized capital	Stocks quantity	Registration cost, RUR	Notes
1	2	3	4	5	6	7	8
1.	OOO "Vekselny center" of Kuzbassenergo	#30, Kuznetsky prospect, Kemerovo, 650099,	401 000	100%	share	401 000	
2.	JSC «Engineering and analytical centre "Kuzbasstechenergo"	#17, Stantsionnaya str, Kemerovo, 650020	18 540 000	96,29%	17852	17 312 321,33	
3.	JSC "Kuzbass energyreparing company"	r. #30, Kuznetsky prospect, Kemerovo, 99	29 240 000	99,83%	29 190	29 972 117,54	
4.	JSC "Kuzbassetremont"	. #30, Kuznetsky prospect, Kemerovo, 650099	11 751 000	99,80%	11 728	8 743 842,01	
5.	ZAO "Auto transport enterprise "Kuzbassenergo"	#4, Stantsionnaya str, Kemerovo, 650021	164 044 000	100%	164 044	103 833 792,37	
6.	ZAO «Medico Sanitary Centre "Health Centre Energetic"	#37, Kuzbasskaya str., Kemerovo, 650099	116 745 000	100%	116 745	114 496 274,92	
7.	JSC "Kuzbassenergoservice"	#12, N. Ostrovsky str.,Kemerovo, 650099	500 000	100%	500	2 298 000	
8.	JSC "Investment-Industrial Institution "Vodocanal"	#7, Artema str., Prokopievsk, 653207	42 000 000	74,52%	626	31 300 000	
9.	JSC "Kuzbasshydroenergostroy"	#17, Kuznetsky prospect, Kemerovo, 650099	118 619 000	100%	118 619	118 619 000	bankruptcy

					000		
10.	ZAO "Bagran"	#4a, Pionersky boulevard, Kemerovo, 650054	7 000	7,14%	500	500	
11.	OOO "Magazine "Fuel and energy complex and resources of Kuzbass"	#62, Sovetsky prospect, Kemerovo, 650099	750 000	6,67%	share	50 000	
12.	TOO , Yugo-Zapad"	#10, Predzavodskaya str., 650021, Kemerovo	61 000	7,25%	share	4 420	

8.5. Strategy of the Company's participation in the non profile financial investments

The affiliated Company "Kuzbasshydroenergostroy" was established due the liquidation of the affiliated company named "Administration of construction "Kuzbasshydroenergostroy ". The Company was established in accordance with the esolution of the Board of Directors of the Company dd. 04.06.1998 minutes №8/4. Investment in the JSC "Kuzbasshydroenergostroy" (100% Of the authorized capital) is not effective.

Nowadays the Company is at the stage of competitive production, Financial (accounting) report is not subject to include in the consolidated balance-sheet of the JSC "Kuzbassenergo". Reserve against the securities depreciation in amount equal to amount of the authorized capital of the company (118 619 000 rubles) was created.

Investment in the **JSC 'Investment-industrial institution "Vodocanal"** is not effective.

Stocks were purchased under the securities sales contract №339 dd. 26.10.2001. At the outcome of the year 2005 the loss was equal to RUR 3 216 thousands, In the year 2006 in accordance with the resolutions of the Board of Directors of the Company the sale will be took place after procedures of market price of the Company's stocks.

Investment in the OOO "Vekselny center" of Kuzbassenergo" ("Bill Center Kuzbassenergo") is not effective.

The company was established according to the Order of the General Director of the JSC 'Kuzbassenergo" №224 dd. 20.08.1999. At the outcome of the year 2005 the net loss was equal to RUR 24 492 thousands. In the year 2006 in accordance with the resolutions of the Board of Directors of the Company the sale will be took place after procedures of market price of the Company's authorized capital.

Investment in the **JSC «Engineering and analytical centre "Kuzbasstekhenergo""** is effective . The Company was created according to the resolution of the Board of Directors of the JSC 'Kuzbassenergo" №8/9 dd. 30.01.2004 within the withdrawal of the non profile activities.

At the outcome of the year 2005 the net profit was equal to RUR 2 718 thousands. The company plans to pay off the dividends. Participation in the authorized capital of the Company bears a strategic nature.

Investment in the **JSC "Kuzbass energyreparing company"** is effective .

The Company was created according to the resolution of the Board of Directors of the JSC 'Kuzbassenergo" №8/9 dd. 31.01.2004 within the withdrawal of the non profile activities

At the outcome of the year 2005 the net profit was equal to RUR 7 146 thousands. Participation in the authorized capital of the Company bears a strategic nature.

Investment in the **JSC "Kuzbssetremont"** is effective The Company was created according to the resolution of the Board of Directors of the JSC 'Kuzbassenergo" №8/9 dd. 30.01.2004 within the withdrawal of the non profile activities.

At the outcome of the year 2005 the net profit was equal to RUR 456thousands. Participation in the authorized capital of the Company bears a strategic nature.

Investment in the JSC "Kuzbassenergoservice" is not effective. The Company was established due to liquidation of the affiliated company "Repair enterprise "Kuzbassenergoremont" within the withdrawal of the non profile activities. At the outcome of the year 2005 the loss was equal to RUR 26 782 thousands.

Participation in the share capital of the Company bears a strategic nature

Investment in the **ZAO "Auto transport enterprise "Kuzbassenergo"** is effective.

The Company was create on the base of the liquidated affiliated company "**Auto transport enterprise "Kuzbassenergo"** *within the* withdrawal of the non profile activities.

At the outcome of the year 2005 the net profit was equal to RUR 1 162 thousands. Participation in the share capital of the Company bears a strategic nature. Общество.

Investment in the **ZAO «Medico Sanitary Centre "Health Centre Energetic"** is effective. The Company was create on the base of the liquidated affiliated company "Health Centre Energetic " within the withdrawal of the non profile activities.

At the outcome of the year 2005 the net profit was equal to RUR 1 347 thousands. Participation in the share capital of the Company bears a strategic nature. Общество

Investment in the **ZAO "Bagran"** is not effective. The Company was created in 1993. In the period of stocks owning , i.e. since 1992 the dividends were not accrued. In accordance with the resolutions of the Board of Directors sale of share holding was fulfilled at the market cost in the 1st quarter 2006.

Investment in the **TOO "Yugo-Zapad"** is not effective. The Company was created in 1993. In the period of stocks owning , i.e. since 1992 the profit was not distributed between the founders. Financial and economic activity of the company is not carry out since the 1995. Nowadays the Company spends corporate procedures on the exit from the Founder's number of this company.

PARAGRAPH 9. PERSPECTIVE OF TECHNICAL RE-EQUIPMENT AND DEVELOPMENT OF THE COMPANY

9.1. Introduction of new technologies and dynamics of the Company's development

Application of new Techniques and technologies in the year 2995 was carried out to ensure safety and economy of the functioning equipment through its change, reconstruction, technical reequipment.

In the reporting period the following works were implemented to apply new Techniques and technologies:

At the Tom-Usinskaya GRES at the boiler of st. №8 of the type TP-10 was made reconstruction together with switching to the 2 level burning of slack aimed to reduce NOx discharge. Work was made under the project of MEI, work designing was fulfilled by CCB

'Energoremont" (Moscow). At the reconstructed boiler was used new burning technology. In the period of reconstruction the following works were made:

-two-level input of slack in the furnace was changed to the compact (one-level) with decreasing of input axis approximately by 0,8 m (marked at the schema).

- new air pipes of tertiary air at the level 15,5 m were mounted.
- Nozzles for tertiary air input in the furnace under the angle 38 ° were installed.

In the result of reconstruction the stable fuel burning in the boiler in the load range 145-220t/h and reducing of NOx discharge in the furnace gas of the boiler from 570-600mg/nv3 till 350-400 mg/nm3 was made .

According to the plan of NIOKR at the Tom Usinskaya GREs was applied development project of Kraznoyarsk State Technical University o ensuring non-mazut kindling in one body of boiler PK-40 of st. №12B together with organization of thermal preparation of fuel in buffer furnace extensions of boiler.

In the period of reconstruction a mounting of muffle furnace extensions of boiler was made. As a result an economy of kindling, mazut under the boiler starting from 40 to 10 t was got. A the price for 1tonn of mazut equal to 5 300 rubles an economy amounts 159,0 thousands rubles at each boiler start.

At the TU GRES, BEl. GRES and WS TETs together with attraction of specialized institution OOO "CBT-Alsbach" a mounting and putting into operation of automatic radiometric belt-conveyer weigher 'Macon-21" were made.

Weighting complex allows to determine weight and quality figures of coal.

New weigher are designated to measure a coal weight, define of mass share of moisture and dirt in coal under its passing on the belt-conveyer, also to operative define of quality characteristics of coal to make claim work.

Principle of weigher is based on gamma radiation intensity depression of fuel under its transporting through the belt-conveyer.

Mounting of SF6 circuit-breaker SIEMENS was made instead of MB U-220 at the Bel. GRES . New breaker increases work safety , simple in exploitation, oil free, and does not require current repair (first repair in 25 years).

Application of new technologies and new Technics at the Kemerovskaya GRES is realized due to application of modern environmentally appropriate boiler of st. 16, type E-420-13,8-550 KGZh (TP-87M).

Work was made under the schedule of the capital construction, total value of work is equal to RUR 905,96 millions. Reducing of pollutions in the air is realized due to application at the boiler of modern technologies:

1 Application of three-level fuel burning together with installation of main coal-dust burners, additional burners of coke gas and organization of tertiary blowing, that allows to redice NOx discharges to 700mg/nm3 fro the existing level equal to 1000-1200 mg/nm3.

2. Mounting of modern electrostatic cleaner of the type ESG-1x434x40x75x150x5 of series "Efir" made by "Alst Power Stawan" with dust of furnace gas at the output 50 mg/m^3 and level of ash recovery equal to 99,7 %.
3. Breeching of boiler of st. . № 16 are added to the smokestack №5 height 210m , thus due to dispersion effect a near-surface concentration of pollutions within the city is reduced.

Input of new boiler will allow to reduce pollutions in the air by 656 t, including of ash by 226t, NOx by 237t, sulfur oxide by 153 t.

Besides, at the boiler of st. №16 burning of coke gas surplus is provided, that is actual under increasing of industrial capacities at the JSC 'KOKS".

In the reporting year at the Kemerovskaya GRES a modernization of electrostatic cleaners of boiler set TP-87 of st. 14 was made according to the technology of the Firm 'Alstom Power Stawad" together with change of command devices, power units and corona producing devices. Reduction of ash collecting efficiency to 99,21% , gain of standards on residual ash of furnace gas within 50-100 mg/m3.

. At the West-Siberian TETS an effective technology on nitric oxide depression under burning of the Kuznetsk coal in the boiler of st. . №9 type TP-87 working in the regime of slag-tap removal was applied.
Reconstruction was made in accordance with the plan of technical reequipment for the year 2005.
Reconstruction of furnace together with by level fuel burning aimed to reduce NOx with furnace gas in the air was made.
Work under the project of MEI was made. Reconstruction of a boilerTP-87 was based on the following principle decisions:

- slag-tap removal was saved;
- controlled combustion zone was liquidated;
- by 1,7 m was enlarged the upper bound of studding of furnace screen;
- burners of street type were changed to uniflow which were installed with an inclination down by 19 ° and turned right by the angle equal to 8,5°;
- to ensure safe exit of liquid slack a frequency adjusting of pulverized coal feeder rotation and using of flow disperser of PVC lighting stabilizers will be applied.

Achieved
- double NOx reducing.
- Problem of stability of the liquid slack exit is resolved.

At the Kemerovskaya TETS according to the reequipment schedule a reconstruction of boiler set of St. №11 aimed to reduce NOx (I stage) was made. At the first stage of reconstruction the following was provided:
- mounting of a system on high distribution dust transporting (PVC);
- reconstruction of burners subject of lifting of a part of air supply through the overflow burners (by level burning).

As a result the NOx concentration at the outcome reduced from 700mgm3 to 390-400 mg/m3.
At the Kemerovskaya TETS and Novokemerovskaya TETS a reconstruction of dust extraction plant of boiler sets of st. №8 was made in accordance with the scheduled reequipment.

Reconstruction provided change of less effective horizontal tube "Ventury" on vertical, inside of which were mounted aeroacoustics resonators improved the "Ventury" tubes characteristics on coagulation of ash particles and accordingly, ash collecting effect.

Also increasing of efficiency factor of ash collecting by 0,5%-2,0%.
In The year 2005 at the Kuznetskaya TETs a reconstruction of boiler set of st. №17 with mounting of chest for tertiary air outside the frontal and rear screen to install tertiary air nozzles was made. This work was aimed to reducing NOx and was fulfilled together with the GOU VPO "MEI" (TEU).

9.2. Fulfillment of programs on energy system work safety improvement (consumers energy supply)

Program on improvement of distribution network 0,4-10kv safety provided energy supply to the consumers scheduled by the Order of the Company №1 dd. 11.01.2005 was fulfilled.

Thus to increase safety some actions were made on change of wooden supports to concrete supports in volume equal to 2,218 t under the scheduled 2,2 thousands pieces , also on change of 40 overloaded transformers under the scheduled 26 pieces, also 1786 overhead transmission lines under the scheduled 1745 km.

Besides, in accordance with common plan with the Kemerovo regional Administration on acceptance and reconstruction of electric networks in abeyance the volume of expenses of energy system to these purposes amounted RUR 250,9 millions under the scheduled RUR 60 millions.

Figures on fulfillment of the aforementioned and others actions to improve safety pf electric networks are in the following tables

Fulfillment of actions to improve safety of distribution networks 0,4-10 kv in 2005 over the PEN "Kuzbassenergo"

- Fulfillment of the Company's plan on acquirement and repair of non-attended electric networks in 2005

Fulfillment of actions on improvement of safety of distribution networks 0,4-10 kv in 2005 over the PEN of the Company.

№№	Name	PEN	Unit.	Plan 2005	Fact 2005г.	% of year
1.	Change of supports to concrete supports Total:	EEN	thousands pieces	0,6	0,675	113%
		NEN		0,6	0,483	81%
		CEN		0,6	0,64	107%
		SEN		0,4	0,42	105%
		"KE"		2,2	2,218	**101%**
2.	Mounting of concrete attachments	EEN	thousands pieces	0,1	0,137	137%
		NEN		0	0,209	
		CEN		0,5	0,51	102%
		SEN		0,13	0,135	104%
		"KE"		0,73	0,991	**136%**
3.	Mounting of wooden supports.	EEN	thousands pieces	0,21	0,212	101%
		NEN		0	0,208	
		CEN		0,5	0,51	102%
		SEN		0,07	0,094	134%
		"KE"		0,78	1,024	**131%**
4.	Chang cable (single-wire calculus)	EEN	cable. km	42	58,3	139%
		NEN		90	90,2	100%
		CEN		180	180,4	100%
		SEN		35	38	109%
		"KE"		347	366,9	**106%**
5.	Change of insulators Total:	EEN	thousands pieces	3,6	3,778	105%
		NEN		2,3	2,298	100%
		CEN		2	2,1	105%

		SEN		1,5	1,84	123%
		"KE"		9,4	10,016	**107%**
5.1.		EEN	thousands pieces	2	2,038	102%
		NEN		0,3	0,326	109%
		CEN		0,8	0,8	100%
	Including:	SEN		0,7	0,86	123%
	6-10kv.	"KE"		3,8	4,024	**106%**
5.2.	0,4kv	EEN	thousands pieces	1,6	1,74	109%
		NEN		2	1,972	99%
		CEN		1,2	1,3	108%
		SEN		0,8	0,98	123%
		"KE"		5,6	5,992	107%
6.	Change of overloaded transformers	EEN	pieces./ th.kvA	0	0	
		NEN		12/3,2	22/4,88	117%
		CEN		8/1,78	8/1,82	100%
		SEN		6/0,9	10/1,65	167%
		"KE"		26/5,88	40/8,35	**154%**
7.	lines clearance	EEN	hectare	75	92	123%
		NEN		14	15,74	112%
		CEN		16	16,8	105%
		SEN		9	10	111%
		"KE"		114	134,54	**118%**
8.	Repair of overhead transmission lines 0,4-10kv	EEN	km	700	720	103%
		NEN		350	366	105%
		CEN		535	537	100%
		SEN		160	163	102%
		"KE"		1745	1786	**102%**
8.1.	including overhead transmission lines 10kv	EEN	km	410	425	104%
		NEN		150	159,8	107%
		CEN		285	285	100%
		SEN		80	82	103%
		"KE"		925	951,8	**103%**
8.2.	overhead transmission lines 0,4 кВ	EEN	km.	290	295	102%
		NEN		200	206,2	103%
		CEN		250	252	101%
		SEN		80	81	101%
		"KE"		820	834,2	**102%**
9.	repair of TS 6-10/0,4kv	EEN	pieces	350	364	104%
		NEN		100	223	223%
		CEN		100	102	102%
		SEN		25	40	160%
		"KE"		575	729	**127%**
10	Change of wooden mast substations to the metal	EEN	шт	1	1	100%
		NEN		6	7	117%
		CEN		0	0	-
		S EN		1	2	200%
		"KE"		8	10	125%

PARAGRAPH 10. DEVELOPMENT OF THE COMPANY'S COMMUNICATIONS NETWORK AND INTERNET-TECHNOLOGIES.

FOCL.

Fiber-optic communication line (FOCL) is the basis of the Company's communications network.

Today it connects almost all of the main objects of the Company in the cities of Kemerovo, Plotnikovo, Leninsk-Kuznetsky, Belovo, Inskoy, Prokopievsk, Kiselevsk, Novokuznetsk, Osinniki, Myski, Kaltan.

To make the connection more reliable the mutual backup of fiber with JSC "Sibirtelecom" was carried out (by exchange).

In the year of 2004 FOCL was established at the territory of ALPU – Anzhersky Energosbyt to test the possibility of usage of winding technologies in Siberia. The line worked well for one year of exploitation. As a result, the establishment of FOLC was decided to be developed (not on the vast territories) using these technologies which are regarded to be relatively cheap. Therefore in the year of 2005 for the first time in Russia FOLC was established by the method of phase winding of power line 110 kV, ALPU – PS Novoanzherskaya-500.

From 2000 to 2005 the financing of FOLC construction was 18.5% of the planned figures. In 2006 for the construction of FOLC zone Kemerovskaya TETS-Novokemerovskaya GRES the sum of RUR 0.8 thousand was spent.

Organization of digital switching nodes and digital equipment.

Digital transmission system provide digital equipment to be available (switchboard, multiplexer).

The project "Technical re-equipment of the operating telecommunication agencies of "Kuzbassenergo"" envisages the construction of a unified digital connecting system of the Company. For this purpose the obsolete dispatcher commutators EDTS-66 and ASC (automatic switching centers) of the type ESK-400 are being substituted for modern digital stations.

IPBE (Industrial private-branch exchange) "Trikom KD" was installed in Mariinsky RES in 2005, IPBE "Coral" was installed in ALPU, a digital ASC "Vektor" was installed at substations Krokhalevskaya, Krasnopolyanskaya, Trudarmeiskaya, Krasny Brod, as well as in Promyshlennovsky, Topkinsky, Myskovsky RESes.

For the period till 2005, **"The strategy of Kuzbass power system development till 2010"** was 94% executed regarding this issue.

In 2006 it is planned to spend 60% of the sum, predesigned in "The strategy…".

Radio and radio relay link.

Digital communication link are used during the latest five years to provide with operative communication the directors of the Company, operative group of workers (OGW) while doing operational services and repair-and-renewal operations, recovery work in case of emergency; the construction of trunking communication system MRT – 1327 is practically completed. This is a part of the general concept of the development of radio communication systems RAO "UES of Russia". At present time the base stations in Kemerovo, Novokuznetsk, Leninsk-Kuznetsky, Myski, Gurievsk, Prokopievsk, Inskoy, as well as the central controller in Kemerovo, are put into operation. The retransmitters are installed in Yurga, Krokhalevskaya, and Trudarmeisky RES.

For the period from 2000 to 2005 the realization of this section of "the Strategy..." makes 80% from the general plan.

The further increase of the number of the base stations is not planned in 2006.

The construction of radio relay links at the base RRS – "Mikran" is under way to provide the communication with the detached objects of the power system and reservation at the most important sections of FOCL and cable line.

In 2005 the reconstruction of CRRL TSES – Yurga was completed, the equipment was substituted from 8 Mb/s for 34 Mb/s, at the expense of non operational equipment CRRL was constructed – ALPU-Izhmorsky RES-Yaysky RES.

From 2000 to 2005 100% of planned activity, laid in "the Strategy..." was carried out.

The financing of this section is not planned in 2006.

Carrier-current communication on the power line.

According to "the Strategy..." the constant work on the substitution of obsolete equipment of carrier-current communication on the power line for the new one is carried out but it is not enough.

From 2000 to 2005 44.2% of works were financed and carried out.

The financing of this section is not planned in 2006.

Telemechanics

According to "the Strategy..." obsolete and depreciable equipment is substituted for the new one.

In 2006, the substitution of obsolete and depreciable equipment "Granit" for "Granit Mikro" at 11 objects, it will allow to complete the installation of new equipment at the main objects of the Company.

The operations on modernization of the TM systems in UES ("Kompas 2-0"), TSES (CPPS-TAU), SES (Om 2000) have been started and are under way.

From 2000 to 2005 54.7% of planned activity, laid in "the Strategy..." was carried out.

In 2006 it is planned to spend 33% of the sum, approved in "The strategy...".

Data communications net

DCN covers all main objects of the Company, it has 2 supporting communication centers in Kemerovo and Novokuznetsk; 37 user parts, spread at the territory of the region. The speed of data communication for the majority of the user parts is till 2Mb/s, for Energosbyt, SES, Kemerovskaya TETS, Novokemerovskaya GRES it is 100 Mb/s; the speed on the line Kemerovo-Novokuznetsk is 34 Mb/s.

At present time, ASECA nets at 8 stations work through DCN in real-time mode

Nowadays the use of Internet is an essential requirement for work of a wide range of specialists and managers. To exploit these potentialities "Kuzbassenergosvyaz" rents a 10 Mb channel with 10 Base T interface from a provider and distributes streams in DCN among all the Company's branch offices and departments, according to their claims. Alongside with minimization of costs, there is a centralized management and control of the use of resources.

The DcN allows to make an effective use of Internet-technologies in management systems of financial, economic, technological and organizational activities both of the whole Company and of its separate departments.

In 2006 it is planned to spend RUR 0.45 mln. on technical re-equipment to continue this work.

PARAGRAPH 11. PROCUREMENT ACTIVITY.

11.1. General provisions of the Company's policy on the procurement activity according to the Regulation about the procedure of regulated procurement of goods, operation and services for the Company's needs.

The Regulation about the procedure of regulated procurement of goods, operation and services for the Company's needs in compliance with the Standard Regulation RAO "UES of Russia" (Appendix #G2 to the standard "The systems of standards on the organization of procurement activity. Procurement" S-UES ZD-4 2005) was approved by the decision of the committee of directors of the Company.

The permanent Central Shopping Body (CSB) was established by the decision of the committee of directors of the Company. It presides general management of the Company and procurement activity, as well as controls the observance of the set procedures and rules of competitive procurement and regulated non-competitive production procurement. The CSB activity is aimed at the transparency and maximal cost-effectiveness of the procurement. The personnel of CSB (8 workers) is defined by the committee of directors of the Company (min.#17/10 from 03.06.05).

The president of CSB is deputy Director General on production provision Ivanov B.I., the executive secretary of CSB, the head of the procurement group, Kolesnikov A.Y. is responsible for the organization and holding of the competitive and regulated non-competitive procedures.

According to the decision of the committee of directors of the Company on the defining the obligatory sources of publication, the information about the open competitive and regulated non-competitive procedures is presented on electronic site "B2B-ebergo" (www.b2b-energo.ru), on the site of the Company (www.kuzbassenergo.ru) and "Kuzbass" newspaper.

The separate organization department – the procurement group- organizes and holds the competitive and regulated non-competitive procedures.

The tables #7.1 and #7.2 show the annual complex procurement program and comparison of planned and factual rates.

According to the decisions of the committee of directors of the Company and prescriptions of the Company (#155r from 08.07.05 "About the preparation of annual production programs and annual complex procurement programs"), the volume of annual procurement programs should make not less than 80% of the source of RF and 100% for the objects of capital construction and technical re-equipment.

The source of the repair fund made RUR 1,541,271 thousand in 2005. The regulated procedures were held to the sum of RUR 1,621,804 thousand, this made 105,2% of the source (the bottom-line cost of lots is RUR 1,493,131 thousand, this makes 96.9% of the source).

The source of technical re-equipment of the year of 2005 made RUR 527 929 thousand (an adjusted plan). The regulated procedures were held to the sum of RUR 678 154 thousand, this made 128.5% of the source (the bottom-line cost of lots is RUR 661 034 thousand, this makes 125.2% of the source).

The source of capital construction of the year of 2005 made RUR 946 300 thousand. The regulated procedures were held to the sum of RUR 392 342 thousand, this made 41.5%

of the source (the bottom-line cost of lots is RUR 350 209 thousand, this makes 37% of the source).

The reason for incomplete defining on a competitive basis the contractors for capital construction works is the contracts on contractor's work from the previous periods (2000-2004) whereas the cost of work on these objects is included in the factual source of the reporting period. Consultants on the holding of competitive and regulated non-competitive procurement on a contractual basis were not recruited.

At procurement the Company uses the Internet technologies and modern communications facilities ("online bidding"). The annual complex procurement program of the Company is presented on the electronic site "b2b-energo". Information about the competitive procedures being held is presented in the section of "announcement". Some parts of procurement were bought directly on the site "b2b-energo", however the main part of such procurement was announced to be invalid (less than 2 bids).

The advanced training of workers, responsible for the regulated procurement, is held in accordance with the requirements of the standard S-UES ZD5-2005 "The system of standards on the organization of procurement activity. Personnel training". In the second quarter of 2005 the seminar with attracting of specialists from RAO "UES of Russia" was held for the buying workers of the Company (more than 60 workers).

FORM №1

9.2. Report of General Director on procurement activity of the Company for the 12 month of the year 2005 (by the trends of activity)

Activity type	Purchase quantity, pieces		Scheduled cost, RUR thousands	Initial cost on made purchases, thousands RUR	Final cost of the best lots, RUR thousands	Expenses, RUR thousands except VAT		% of initial cost of purchases under expenses plan	% of a plan of purchases against the plan of expenses	% of the initial cost and expenses fact
	plan	fact				plan	fact			
1	2	3	4	5	6	7	8	9	10	11
Total over the Company	**981**	**1180**	**7 871 095**	**8 520 684**	**8 637 908**	**10 980 420**	**11 805 861**	**77,6**	**71,7**	**72,2**
1.Energy repair	**563**	**612**	**1 549 186**	**1 621 804**	**1 493 121**	**1 541 271**	**1 540 634**	**105,2**	**100,5**	**105,3**
1.1. MTR	231	247	452 591	490 802	419 407					
1.2. services	332	365	1 096 595	1 131 002	1 073 713					
1.3. unrestricted purchases										
2. TP&R	**187**	**277**	**402 401**	**678 154**	**661 034**	**527 929**	**664 375**	**128,5**	**76,2**	**102,1**
2.1. MLR	102	145	252 576	313 965	304 880					
2.2. services	85	132	149 824	364 189	356 155					
2.3. unrestricted purchases										

3. Capital construction	**46**	**85**	**493 621**	**392 342**	**350 209**	**946 300**	**1 236 095**	**41,5**	**52,2**	**31,7**
3.1. MLR	35	68	445 018	244 021	216 030					
3.2. services	11	17	48 603	148 321	134 179					
3.3. unrestricted purchases *										
4. Operating costs	**177**	**199**	**420 838**	**541 509**	**440 931**	**544 266**	**513 084**	**99,5**	**77,3**	**105,5**
4.1. MTR	177	199	420 838	541 509	440 931					
4.2. services										
4.3. unrestricted purchases										
5. Fuel	**4**	**5**	**5 002 000**	**5 285 761**	**5 691 521**	**7 402 154**	**7 833 139**	**71,4**	**67,6**	**67,5**
5.1. coal	4	5	5 002 000	5 285 761	5 691 521	6 802 445	7 127 988			
5.2. mazut						126 969	186 992			
5.3. gas						472 740	518 159			
5.4. unrestricted purchases										
6. NIOKR	**4**	**2**	**3 050**	**1 114**	**1 093**	**18 500**	**18 534**	**6,0**	**16,5**	**6,0**
7. Services in property management										
8. Services of consultants on the sphere of restructuring										
9. Other purchases										

General Director of JSC "Kuzbassenergo" ____________________ S.N. Mikhailov

Форма № 2

Report of General Director of the Company on procurement activity for 12 months of the year 2005. (by ways of purchases).

Total sum of purchases (plan) thousands RUR		**1**	**2 869 096**
Total sum of purchases (fact) thousands RUR			**3 234 923**
Open competition	**(plan) thousands RUR**	**2**	2 258 722
	% of the plan of total sum of purchases	**3**	**78,7**
	(fact) thousands RUR.	**4**	2 007 433
	% of the fact of total sum of purchases	**5**	62,1
Closed competition	**(plan) thousands RUR**	**6**	183 603
	% of the plan of total sum of purchases	**7**	**6,4**
	(fact) thousands RUR.	**8**	213 841
	% of the fact of total sum of purchases	**9**	6,6
Open price inquiry	**(plan) thousands RUR**	**10**	74 511
	% of the plan of total sum of purchases	**11**	**2,6**
	(fact) thousands RUR.	**12**	97 638
	% of the fact of total sum of purchases	**13**	3,0
Closed price inquiry	**(plan) thousands RUR**	**14**	83 224
	% of the plan of total sum of purchases	**15**	**2,9**
	(fact) thousands RUR.	**16**	129 215
	% of the fact of total sum of purchases	**17**	4,0
Open offers inquiry	**(plan) thousands RUR**	**18**	0
	% of the plan of total sum of purchases	**19**	**0,00**
	(fact) thousands RUR.	**20**	0
	% of the fact of total sum of purchases	**21**	0
Closed offers inquiry	**(plan) thousands RUR**	**22**	60 529
	% of the plan of total sum of purchases	**23**	**0,77**
	(fact) thousands RUR.	**24**	105 330
	% of the fact of total sum of purchases	**25**	3,3
Competitive negotiations	**(plan) thousands RUR**	**26**	15 070
	% of the plan of total sum of purchases	**27**	**0.5**
	(fact) thousands RUR.	**28**	15 457

	% of the fact of total sum of purchases	29	0,5
Sole source	(plan) thousands RUR	30	193 438
	% of the plan of total sum of purchases	31	6,7
	(fact) thousands RUR.	32	666 009
	% of the fact of total sum of purchases	33	20,6
Unrestricted procurements	(plan) thousands RUR	34	
	% of the plan of total sum of purchases	35	0,00
	(fact) thousands RUR.	36	
	% of the fact of total sum of purchases	37	0,00

PARAGRAPH 12. PRESERVATION OF ENVIRONMENT

12.1. Fulfillment of ecological measure on protection of air and water basins , also protection and rational using of lands, reducing of deleterious effect to the atmosphere.

Under the growth of energy output by 10,24% and reducing of heat output by 2,28% discharges of contaminants in the atmosphere increased as compare with the last year by 10,757 thousands ton and reached 168,682 thousands ton.

discharges increased due to increasing of a burned furl quantity by 7,6%(727,5 thousands tut) and decreasing of gas share in the fuel balance from 8,89 to 6,71%.

In the present year quality of burned furl at the TU GRES, Belovskaya GRES, SK GRES improved, but coal ash at the Kuznetskaya TETs increased from 16,58 to 18,06% and at the WS TETS from 16,89 to 17,42%. Average coal ash over the power industry reached 19,92%, that was less by 0,76% of the last year level.

Owing to fulfillment of reconstruction works of ash collecting devices an efficiency factor of ash collecting increased in the power supply system by 0,06%, i.e. from 97,8 to 97,86%.

Discharge of contaminated manufacturing water reduced by 7,0 millions cubic metres and reached 4,496 millions cubic metres. Contaminated water flow is drained into mainly by the Kemerovskaya TETS where contamination water flow and its quantity reduced owing to electric power output reducing and natural gas share increasing in the fuel balance of the plant.

The bulk of water pollutant drained into water objects reached 4,394 thousand ton.
the output of ash -and -slad wastes made up 2 603,15 thousand ton, which is higher of the last year level by 126,45 thousands ton owing to increasing of burned solid fuel by 1222 thousands ton.

There were not penalties and accidents with ecologic consequence for infraction of environmental regulations.

The following activities provided by the Program aimed to gain PDV coordinated with Department of General Administration on Conservancy of Kemerovo region and approved by Kemerovo regional Administration for the period 2004-2009:

1. Change of burner facilities aimed to reduce NOx discharge at the boilers PK-10 of st. 3,9 and at the South Kuzbass GRES.

2. Change of existing Ventury pipes to slot pipes together with mounting of aeroacoustic intensification of ash collecting up to 98-98,5% at the boiler 8 of the Novokemerovskaya TETs.
3. Reconstruction of electrostatic cleaners at the boiler TP-87 of st. 14 at the Kemerovskaya GRES under technology of Alst Power Stavan aimed to lead ash collecting efficiency factor up to 99,5%.

4. Construction of high-performance electrostatic cleaner of the type Efir of firm ABB and of a scheme of three-level fuel burning at the boiler of st. #16 at the Kemerovskaya GRES.

5. Reconstruction of furnace and burning facilities under the project of MEI with saving of slag tap at the boiler TP-87 at the West-Siberian TETs.

6. Reconstruction of furnace and burning facilities with application of three-level fuel burning at the boiler of st. #17 at the Kuznetskaya TETs.

7. Reconstruction of ash collecting device at the boiler #8 at the Kemerovskaya TETs.

8. Reconstruction of boiler of st. #11 at the Kemerovskaya TETS with transfer to high-concentrated dust.

9. Mounting of a system for increased pressure water supply to the Ventury pipes nozzles on the body of st. #6"B" of the boiler PK-40 at the Belovaksaya GRES.

Also in addition to the Program the following activity was fulfilled:

- change of old parts of ash-and-slad pipes at the Belovskaya GRES.
- reconstruction of spray line of volume tanks at the boilers of st. №10,11 at the South Kuzbass GRES.
- works on creation of 1 belt of a zone on sanitary control of water intakes (partially) at the South Kuzbass GRES..
- reconstruction of a system of acoustic intensification of ash collecting with mounting of vertical resonators at the boiler BKZ-210-140 of st. 3 at the West-Siberian TETs.
- reconstruction of cooler #5 at the Novokemerovskaya TETs with mounting od drop catcher (2 level).
- volume of nature-conservative measures amounted RUR 175,0 millions allows to reduce pollutant emissions into the atmosphere by 1,76 thousands ton, and increase the performance reliability of GZU system and ash disposal areas .

Ecological payments were reduced by 12,0 millions rubles owing to the standards of VSV established under the actions fulfillment provided by the Program on PDV achievement coordinated with **Department of General Administration on Conservancy of Kemerovo region and approved by Kemerovo regional Administration for the period 2004-2009.**

12.2. Application of perspective technologies and decisions (ecological) under electric and heat power output.

In the year 2005 according to the work of the chair "Boiler set and energetic ecology" of MEI a scheme of by level fuel burning at the boiler TP-87 with slag tap by st. #9 at the West Siberian TETs was applied at first. Also implementation of by level fuel burning also at the boilers with dry-ash removal kept on.

Major purpose of this construction is a decrease of specific discharge of NOx.

Double reducing of NOx discharge was obtained , also stable coal burning without torch lighting was ensured; bringing temperature of metal of superheater to the standards.

Efficiency factor of boilers "gross" was increased up to 91-91,8% owing to optimization of torch aerodynamics.

In October 2005 the Company was awarded by Honor Diploma "For application of technological activity on neutralization of NOx formation in the boiler furnaces" and by the Diploma of 11 International science conference and specialized exhibition "For active participation in the propaganda of modern achievements in the sphere of power ecology and practice contribution to the environmental protection".

Overall the competition "Social power energetics" spent by RAO "UES of Russia" within the 85 anniversary of GOELRO plan in nomination 'Ecological power energy. Air-protection activity" the company took the 3rd place due the boiler transfer to Kuznetsky coal by-level burning under the projects of MEI.

2.3. Primary ecological tasks of the Company in the year 2006 and strategic ecological tasks for the next three years, including corresponding with Ecological policy of RAO UES of Russia and its fulfillment conception adopted by the JSC RAO "UES of Russian" in the December 2005.

In 2006 Program on realization of ecologic policy of the Company for the years 2006-2008 coordinated with JSC "RAO "UES of Russia" in the February 2006 is planned first of all, also further actions in accordance with **PDV coordinated with Department of General Administration on Conservancy of Kemerovo region and approved by Kemerovo regional Administration for the period 2004-2009.**

- Modernization of furnace chamber together with 2 level fuel burning in the boiler of sr/ #10 at the TU GRES.
- Mounting of circuit of increased pressure water supply to the Ventury pipes nozzles at the one body of BGRES.
- Application of heating circuit of departing gas with intensification of regime of Vebtury pipes irrigation at on body of BGRES.
- modernization of electrostatic cleaners of boiler set TP-87 of st. #13 at the Kemerovskaya GRE with equipment reconstruction and change under the Alst Power technologies.
- reconstruction of furnace of the boiler TP-87 of st. #9 at the West Siberian TETs aimed to reduce NOx to the level provided by the GOST (2nd stage)
- reconstruction of furnaces of the boiler of st. #18 at the Kuznetskaya TETs aimed to reduce NOx.
- reconstruction of boiler of st. #11 at the Kemerovskaya TETs with application of three-level fuel burning system (2nd stage).

Strategic ecological tasks for the further 3 years.

It' planned:

1. actions fulfillment in accordance with the Program aimed to gain with **PDV coordinated with Department of General Administration on Conservancy of Kemerovo region and approved by Kemerovo regional Administration for the period 2004-2009.**
2. To fulfill the Program on realization of ecological policy of the Company in 2006-2008 coordinated with the JSC RAO 'UES of Russia" , also in the February 2006 the Company developed and approved Ecological policy of the Company and its realization conception.
3. participation in projects elaboration defined by the Program on realization of ecologic policy of the JSC "RAO UES of Russia".


Dynamics of outputs, throw outs and formation of ash-and-slad wastes
3000
2500
2000
1500
1000
500
0
2003
2004
2005
output
ZShO
throw outs


Structure of fuel consumption
12000
10000
8000
6000
4000
2000
0
Thousands tut
10318
9398,8
72,342
46,8
9540
8649,5
848
42,5
10267
9628
687
52
2003
2004
2005
year
Total
coal
gas
mazut

Standard fuel consumption thousands SFT (tut)	year		
	2003	2004	2004
Total, including	**10318,0**	**9540**	**10267,0**
Gas	**872,0**	**848,0**	**687,0**
Mazut	**46,8**	**42,5**	**52,0**
Coal	**9398,2**	**8649,5**	**9628,0**

Emissions into the atmosphere , thousands ton	**171,571**	**157,930**	**168,682**
Ash-and-slad wastes output, thousands ton т	2495,46	2476,7	2603,1
Discharge of pollutant discharges thousands cubic metres	**12948,6**	**11479,6**	**9160,0**
expenses on nature-conservative measures, RUR millions	75,2	43,7	175,0

coal	9398	8649,5	9528
gas	873	843	687
mazut	47	42,5	52

	2003	2004	2005
	output	ZShO	throw outs
	thous.ton	thous.ton	thous.cubic metres
2003	171,571	2495,459	12,949
2004	157,93	2476,7	11,5
2005	168,68	2603,157	9,16

PARAGRAPH 13. PERSONNEL AND SOCIAL POLICY OF THE COMPANY. SOCIAL PARTNERSHIP .

The personnel policy of the Company is directed at attracting, training and motivating highly qualified personnel for formation, development and perfecting of economically efficient, profitable, investment-attractive and integrated into the economy of Russia business - company.

Employee of the Company is one of the main assets of the Company, and the baseis of its development.

Assets invested to the education and professional development of personnel shall be considered as investments in the Company's development, as real instrument of profit increasing and work quality. Personnel development became one of the priority trends of the Company, which shall to be divided and maintain by the Company's administration.

Centralization of functions on forming and progress of politics in the area of personnel management aimed to forming of unique approach in the sphere of work with personnel. It means that the norms accepted as the Company's standard are priority in relation of policy and standards of affiliated companies composed the Company, thus a definite range of freedom aimed to save a specificity, culture, traditions of each single affiliated company shall to be granted.

Major principles of personnel policy.

- transfer to the personnel costs estimate , as an investment component of the company;
- support of organizational changes in the reforming period;
- save pf high skilled stuff, development own personnel;
- creation of active stuff reserve on top posts;
- improvement of the system on personnel motivation from the top managers to the specialists and workers;
- regulation of social program (purpose social assistance).

13.1. Personnel structure by the categories.

By the 31st of December 2005 5the list number of the Company's personnel was equal to 9521 persons, that corresponds to the fixed calculating figures, including managers – 1484 persons, specialists -1821 persons, office workers – 89 persons, workers – 6127 persons.


Structure of employees by the categories, persons
89
1484
6127
1821
Managers
Specialists
Workers
Office workers

13.2. Structure of staff by age.



Stuff by age
2411 persons . (25%) yonger 50 old , including emplyees of pensionable age 536
1695 persons (18%) yonger 30 yeas old
5415 persons (57%) between 30 and
yonger 30 years old
between 30 and 50
older 50 years old

Younger than 30 years old – 1695persons
Aged between 30 and 50 – 5415 persons
Older than 50 – 2411 persons
Including staff of pensionable age – 536 persons

13.3. Stuff rotation .



staff turnover in 2003-2005 , %
5,9 %
5,6 %
3,7 %
в %
0
1
2
3
4
5
6
2003 year
2004 year
2005 year

Staff turnover in 2005 was 3,7 %

Dynamics of stuff number in 2003-2005

By 31.12.	Quantity (persons), including					Including Staff turnover (%)
	Total number	Managers	Specialists	Workers	Office workers	
2003	12 753	1827	2034	8752	140	**5,9**
2004	9674	1495	1804	6274	101	**5,6**
2005	9521	1484	1821	6127	89	**3,7**

In the period 2003-2005 reduction of personnel quantity by 3232 persons took place. Such changes conform to the program of optimization of the quantity of personnel of the Company in the situation of reformation. In this period withdrawal of personnel occupied in non-profile and service forms of activities of the Company (in respect of the main product).


Dynamics of stuff number in
2003-2005.
13000
11000
9000
7000
5000
3000
1000
number, persons
12753
9674
9521
8752
6274
6127
2174
1905
1910
1827
1495
1484
2003
2004
2005
Total number
managers
specialists
workers

13.4. Qualitative structure of personnel (standard of education) System of personnel development.


.Qualitative structure of personnel (standard of education
6
2894
6621
candidate of science
Higher
vocational

Out of total number of people working, those having:
Higher education: 2894 persons
Candidates of science: 6 persons
vocational: 6621 persons

System of personnel development

To maintain competitive positions of the company in the reforming process , necessary qualitative changes in work with the personnel were necessary, for this purpose the Program on the Company's personnel development for the year 20005 was elaborated included 5 corporate programs:

1. "Top managers of the Company"
2. «Growth draft" (Mid-level managers (line managers);)
3. «Cadre reserve of the Company;
4. «Corporate centre for personnel development" (centralized personnel education)
5. «Business evaluation of personnel "

As a result of the aforementioned programs fulfillment the following qualitative and quantitative figures were achieved:

1. Complex, continuous system of the Company's personnel development was created : aimed to real business needs and providing relations between educational process and the Company's strategy.

The system of development and training covers all categories of the stuff, i.e. 4 494 employees trained in 2005, that is 47% of the total labor stuff of the Company. Also 98,7 % of top managers, 80% of mid-level managers , 67%of specialists and 34% of workers had further training.

As compare with 2004 the number of trained personnel increased by 48%, though the total


Number of trained stuff
workers
4500
4000
3500
3000
2500
2000
1500
1000
500
0
2108
3874
4491
2003 year
2004year
2005 year


Expenses on the personnel training, RUR millions
RUR millions
25
20
15
10
5
0
16,1
16,7
25,6
2003 Year
2004 Year
2005 year

decreasing of labour stuff number.

Plan of personnel training was over fulfilled by 25% (902 persons) in 2005 due to application of new educational forms: centralized corporate training, long-distance etc. Manpower training was carried out in newly developing trends: corporate governance, costumes management, work at the WEM, manpower management , IT technologies. Main volume of specialist trained in the International centre of financial and economic development, Novosibirsk branch if PEIPC, Centre of market technologies, BIPCenergo etc.

2. Strong team of top managers was also formed. Under the program "Top-managers" during 3 years 99 top managers got acquainted with foreign experience in energetics reforming and passed management training on the long-term programs "Management" .

Training was on the ground of the Academy of National economy under the President of RF in the State University of management. Within the program sessions on strategic planning, trainings on development of management competence, also on management teams forming were spend regularly.

To develop management competence of the mid-level managers under the Program "Growth Draft" a corporate contract with the International Institute of Management "LINK" was signed where 26 managers were trained since the year 2004.

Also in the year 2005 124 managers were trained under the corporate programs "Management" in the teaching and business centre "DINCOM".

3. Due to activation of different forms of stuff training the number of trained employees increased by 16% as compare with the year 2004: i.e. professional skills competitions. professional development, attestation on labour protection and industrial security.Ttraining of personnel is carried out mainly in the own base, i.e. at the Educational Centre of the Company and Tomusinsky mining-energo-transport college.

4. Maximal possibilities for quick career growth and professional and personal growth of labour staff of the staff reserve were created.

Under the Program "Future leaders of the Company" at the EBC "Dincom" 25 employees study (511 hours),and under the Presidential program "Training of management stuff" 27 persons study.

Federal committee approved the Company as a base platform for Russian students probations at the Presidential courses , in the year 2005 the Company was recognized the best from 42 Russian enterprises who had organized the students probations.

Besides the education, an annual evaluation of stuff reserve together with application of different technologies is spend: Assessment-center, attestation, competitions on professional skills :"The best accountant 2005" , "Manager of the year" etc.;

5. Unique policy of training and development of personnel –Standard "Provisions on education and development of personnel " was elaborated; also the unique educational circumstances – program software "portal of the Company's personnel development" was created subject to realize different in form and themes distance courses for self –instruction, to inform the personnel and make business appraisal.

6. Mechanism of educational services consumption built on the market principles and based on the contract making with providers at the competitive base was applied.

7. Key competence of personnel (model of the Company's personnel competence) were elaborated, which were applied to the attestation procedure.

According to the approved standard of the Company "Provisions on business appraisal (personnel attestations) an attestation of the executive board's personnel was held (97% of employees correspond with the company's requirements).

8. Methodological assistance of innovations was provided in the field of personnel management between the affiliated companies and stable experience exchange within the limits of annual seminars spent for employee offices of the affiliated companies.



Figures of business activity of personnel
3%
4%
6%
87%
Increase requirements to the post
Correspods with placed post
Corresponds to the minimum requirements to the post
Not correspond to the placed post



Training of workers and specialists on the base of EC of JSC "Kuzbassenergo" and TMETC
persons
2500
2000
1500
1000
500
0
524
429
615
1812
1534
1677
2003
2004
2005
Tomusinsky mining-energo-transport college
Educational Centre of JSC "Kuzbassenergo"

The system of training and development of personnel of the Company took 1 place in the competition spent by the RAO UES of Russia "Social energy" in nomination "Energy of the youth: intracompany system of personnel training" and was recognized as a laureate of VRussian competition "Russian institution of high social efficiency" (2 place) in the nomination "Personnel training, professional skills of labour stuff" in the year 2005.

Remuneration of labour

Essential condition of saving and development of personnel for his effective activity is adequate level of remuneration.

In 2005 the Branch tariff agreement and Collective agreement in the Company were fulfilled. Remuneration was paid in the provided terms. Taking into consideration inflation processes and the Branch tariff agreement and Collective agreement the Company increased tariff rates. Average remuneration of all personnel in the year 2005 increased by 26% and amounted RUR 13907 as compare with the year 2004.



Dynamics of average remuneration by the personnel's categories in 2003-2005
RUR
21000
20000
19000
18000
17000
16000
15000
14000
13000
12000
11000
10000
9000
8000
7000
2003
2004
2005
13592
15892
20429
9167
11015
13907
9122
10971
13878
7300
8488
10339
Total
PPP
Workers of PPP
managers, specialists of PPP

Social policy.

Social policy of the Company is represented by purposes and actions concerned rendering of fringe benefits, services and payments of social nature to the workers.

Social policy of the Company is aimed to :

- identification with the company;

- corresponding of employee's desires to the Company's purposes;

- growth of labour productivity and readiness to work;

- social protection; social services rendered in the legal order or in accordance with the Tariff Agreement will be supplemented as required;

- improvement of the company's atmosphere, favorable social and psychological climate forming;

- positive view on the Company of the employees and community;

Social policy embodies through realization of some social programs:
Program of reducing of morbidity and improvement of sanitary conditions of employees provides a comprehensive approach. Inpatient and out-patient treatment of the Company's personnel is subject to financing against the contract of voluntary medical insurance, which is a part of obligatory social packet for stuff personnel. Medical care for energetics is granted in the best health care institutions of the city Kemerovo. In 2004 RUR 15,4

millions was spent to medical care of the personnel, in the year 2005 RUR 20,7 millions is subject to allocation for medical purposes in the budget of the Company.

Besides improvement of sanitary condition provides good rest. Annually the Company purchases for his personnel and their families ticket for a group tours in the best sanatoriums of Siberia and Russia: i.e. "Chazhemto", "Kliuchy", also Belokurikha, Kislovodsk, Sochy, Tuapse resorts, and lake Shira.

The favorite place for vacation of all "energetics" children is sanatorium named 'Energetics". 20% of all expenses under this program is spent to the children's health improvement , thus for the 7 month of the year 2005 RUR 40 millions was spent.

The Company indemns for the ticket value according to the worker's seniority in the Company. Such approach to indemnification of expenses for health improvement is spread also to retired employees of the Company (i.e. all who worked in energy system not less than 10 years), also a compensation to prosthodontics and stomatological treatment is provided in a sum equal to RUR 2 thousands a year.

The Company always renders a different welfare to his workers. Within the social policy of the Company a corresponding **program which provides material payment** under a child birth, marriage registration, relatives death, also 50% discount for electric and heat power, remunerations for long service in energetics, material holiday pay etc.

Program of mortgage lending of the Company's employees grants mortgage lending against 15% to property purchasing, and 15% of the initial instalment is paid by the Company.

Decision on issue of mortgage lending is stipulated by the worker value for the Company, each every case is subject to examination by the JSC "Kuzbassenergo" administration taking into consideration seniority, professional skills, lack of disciplinary punishments.

Program of social assistance of retired workers and pensioneeers going to retire from the Company grants a right to use medical care of the "Health Centre "Energetic", also grants monthly welfare to retired workers having seniority not less than 10 years, remuneration for sanatorium care, disbursement to the anniversary , celebration in honour of State holidays. All expenses concerned the celebrations of war veterans and necessary welfare were equal to RUR 3 929 594.

In accordance with the **Program on cultural work among the masses and sanitary measures,** the groups of the structural departments of the Company compete in eight sports during a year: winter football, volleyball, basketball, street ball, ping pong, skis track and field athletics, chess.

The Company maintains and invests the regional and all Russia sporting events, including assistance in ice-hockey team "Energia". The Company renders charitable help to the seven children's homes, also to the M.A. Podgorbunsky Municipal clinical hospital №3 , All Russian Children Fund (Kemerovo branch), Veteran institutions ("Afghan", veterans of FSS, MIA). Charitable help amounts RUR 100 millions a year.

13.5. Labour protection

Number of accident victim at the production reduced form 27 (2004) to 14 (2005), including serious outcome from 6 to 4 in the reporting period
Also in 2005 on accident with fatal outcome took place, as compare with its absence in 2004.
Number of persons with at first revealed professional diseases reduced to 4 against 9 in 2004.

In the result of the scheduled actions on preventive measures of industrial injuries and industrial diseases fulfillment, worker's number occupied at the work places not corresponding to the standards of labour protection reduced from 6716 in 2004 to 6387 persons in the year 2005.

Actual expenses on labour protection in the year 2005 amounted RUR 108498 tousands under the scheduled expenses equal to RUR 85927 thousands (in 2004 expenses on labour protection amounted RUR 58256 thousands). Expenses on labour protection upon one worker amounted RUR 11,5 thousands against RUR 5,7 thousands proper to the year 2004).

In 2005 expenses on labour protection were distributed as follows:
- actions on accident prevention – RUR 17812 thousands;
- sanitary- hygienic actions on industrial disease prevention - RUR 18930 thousands;
-actions on total improvement of labour conditions – RUR 21310,3 thousands;

Expenses on facilities of individual protection in the reporting period amounted 50427 thousands against RUR 15297 thousands, and were equal to RUR 5,3 thousands upon one worker getting free facilities of individual protection (in 2004 – RUR 1,5 thousands) , including more than 30 millions rubles were spent to purchasing of facilities of individual protection resistant to electric arc action.

From 4043 working places subject to attestation on corresponding to labour conditions an attestation was spent at 3916. In 2006 the next scheduled attestation of working places on labour conditions is planned.

1355 managers and specialists trained and passes attestation on labour protection and industrial security in 2005 in the educational centre of the Company (in 2004 -1123 persons).

Also the parade-competitions on labour protection and fire safety between the affiliated companies were spent in the year 2005.

PARAGRAPH 14. TASKS AND TRENDS OF THE COMPANY FOR THE NEXT YEAR.

14.1. Reforming of the Company

The Company being a regional power system participates in the program on RF power industry reforming, which major provisions were approved by the Resolution of Government of RF 11.07.2001 #526 "On Russian Federation power industry reforming

Federal program on power industry reforming is based on the following principles:

1. Dividing of a ranch into two sectors, i.e. competitive (generation and supply) and monopolistic (transfer, distribution and dispatching of electric power).

2. Application of mechanisms of market relations forming (deregulation) in the competitive sector and saving of State regulation in the monopolistic sector.
3. Attraction of private investments by a way of increasing of investment appeal of the competitive sector's companies.

The following tasks of reforming may be applied to the Company:

1. Creation on the territory of Kemerovo region of a branch's structure complied with legal principles of power industry reforming, together with establishment of companies upon the major activity's types: heat and electric power generation, supply, transfer and distribution of electric power for effective activity under the market conditions.

1. Increasing of safety and quality of energy supply to the Kemerovo regional consumers.
2. Ensuring of transparency of tariff structure on electric and heat power.
3. Liquidation of the cross financing.
4. Expenses optimization.

The following actions were spent to decide the aforementioned tasks on reforming:

- By the decision of the Board of Directors of RAO "UES of Rusia" accepted 23.12.2005 the project on the Company's reforming approved the 24.06.2005 was recognized as stale, and the new project stipulated a segregation of (except "JSC "Kuzbassenergo" – regional electric power network company", JSC "JSC "Kuzbass energy distributing company"; ", JSC 'Main power lines of Kuzbassenergo") JSC "West-Siberian TETs" and JSC "South-Kuzbass GRES" was approved.

Also in future it is planned purchasing by the Company of generating and heating system assets of JSC "Altayenergo"

the 12th o f July 2005 the Board of Directors of the Company approved the essential terms of reforming composed of actions schedule on the Company's reforming, target situation of reforming and a scheme of interterritorial fortification.

By the Order №476 dd. 29.07.2005 The Plan-Schedule of actions on reforming defining power industry activity's trends on reforming to the II half year 2005 and the whole 2006 year was approved.

Appraisal of market value of the Company's stocks by 30.06.2005 was carried out by the Independent evaluator. Price of one stock subject to be redeemed was equal to RUR 17,57.

The 30th of December 2005 an extraordinary general meeting of the Company's shareholders under the changed agenda approve by the Board of Directors 28.11.05 took place. Upon the voting results the decision of the Company's reorganization in form of segregation of the following companies together with saving of their structure and stock capital was accepted:

- JSC "Kuzbassenergo – regional electricity supplying company";
- JSC "Kuzbass energy distributing company";
- JSC "Main power lines of Kuzbassenergo";
- JSC "West-Siberian TETs";
- JSC "South-Kuzbass GRES "

Shares of the established companies, i.e. "JSC "Kuzbassenergo" – regional electric power network company", JSC "JSC "Kuzbass energy distributing company"; ", JSC 'Main power lines of Kuzbassenergo" are distributed among the shareholders of JSC "Kuzbassenergo" including the shareholders who voted against or not having participated in voting on the issue of reorganization of the Company, proportionally to the number of shares of the Company owned by them. Coefficient of distribution provides issue for every ordinary share of the JSC 'Kuzbassenergo" one ordinary share of newly established companies .

The Company takes in the authorized capital of JSC "South-Kuzbass GRES" and JSC "West-Siberian TETs" 50%+1 share.

It was offered to shareholders who voted against or not having participated in voting to get shares in the JSC "West-Siberian TETs" and JSC "South-Kuzbass GRES", proportionate to their present share in the authorized capital of the JSC "Kuzbassenergo" .

Shareholders who voted "For" the segregation of new companies must receive shares in proportion to their share in the authorized capital of the "Kuzbassenergo", but of the "rest" of the authorized capitals of the "West-Siberian TETs" and JSC "South-Kuzbass GRES" minus shares of the JSC 'Kuzbassenergo" and shares of shareholders who voted "against" or not having participated in voting.

Stocks of newly created companies rest not distributed between the Company's shareholders shall to be recognized as acquired by the Company.

The following actions are planned for the year 2006:

the Board of Directors of the Company approved a divided balance by 30.06.2005 . Preparation of intermediate divided balance as for a date of 31.12.2005 started. The Board of Directors is going to examine intermediate divided and forecasted introductory balance till the 28th of June 2006.

In March-April of the current year a project on electricity output tariff dividing, volume of essential gross gain were prepared and transferred to coordination in the working group, also all necessary documents were submitted to the Non profit partnership "Trade system Administrator" and to the Regional Energy Committee.

Meetings of shareholders of all five companies are subject to be convoked within the terms fixed by the Board of Directors (approximately the 18th of May 2006) where The Charters will be approved, also Management bodies and revision committees will be elected.

Final selling tariffs on electric power shall be fixed on the regional level after awarding to the supplying company a status of a subject of wholesales market and adoption by FST of necessary tariff and balance decisions.

The 1st of July 2006 the State registration of the segregated companies, also all necessary procedures will be take place to get essential licenses.

In the period up to the 31st of august 2006 the introductory balances shall be prepared.

Also up to the 31st of August all necessary licenses shall to be received and rewrite of ownership to real estate shall to be terminated. .

State registration of FSFR of decisions on securities issue and reports on the issue overall is waiting up to 15th of September 2006.

The 20th of October 2006 the meetings of the Board of Directors of the segregated and reorganized companies will be spend together with reports made by general directors on the outcome of property complex forming, rights and liabilities according to the divided balance.

After acquisition by the Company of 50%+1 share of the JSC "West-Siberian TETs" and "JSC "South-Kuzbass GRES" and proportional distribution of the rest part between the shareholders , it was provided to organize open auctions on the company's stocks selling as board lots in the February 2007.

Funds obtained at the auctions owing to the stock selling the Company is going to send to purchasing of generating and heating system assets owned by the JSC "Altayenergo" and stocks owned by the JSC "Barnaulteplosetremont" and JSC "Altayenergosetremont". On the base of generating and heating system assets of the two companies shall to be established one JSC "TGK-12" (Fuel-generating company).

Before the sales contract on generating assets, the Company makes a lease contract.

14.2. Improvement of corporate governance level

In the year 2006 the Company is going to finish reorganization by way of segregation of supplying and networks business in accordance with the power industry reforming program.

This an essential attention in the year 2006 will be paid to the questions concerned informational and financial transparency of the Company's activity, observance of the shareholder's rights stipulated by the law in force of Russian Federation.

We will be not only publish all essential information in accordance with the current legislation, but also fulfill special program on supplementary information disclosure.

Quarterly and annual reports on economic activity of the Company, also quarterly accounting reports according to the MSFO, information on the Company's reforming, information on purchasing of goods, works and services for the Company are prepared and submitted to shareholders.

The Company's administration will be regularly spend briefings and telephone conferences over the actual problems of the Company's activity with th representatives of mass media and all interested persons in the year 2006.

Comprehensive approach to informational policy fulfillment allows to shareholders to have full picture on current changes concerned mainly the Company's reforming.

In 2006 the company will be also improve corporate governance structure for affiliated and subsidiary companies, which main principles are:

1. dividing of competence of the management bodies in the sphere of property using;

2. disclosure of information on the companies activity according to the principles of transparency and completeness;
3. supervision outside the shareholders and the Board of Directors under financial and economic activity by way of approval of standards on business-planning, budgeting, system of the supreme managers motivation;
4. introduction of united corporate activity standards.

In the year 2006 the Company will elaborate a program on the Company's stock withdrawal to the stock exchange together with inscribing in the quoted lists, bringing of the Company's structure, structure of management bodies, their competence to requirements provided by the order of Federal Service on financial markets of Russian Federation dd. 15.12.2004 №04-1245/пз-н On approval of Provisions on activities on trade organizing at the securities markets" and " Corporate Governance Code" approved at the session of the Government of RF 28.11.2001 (minutes №49) and recommended to application by the order of FCCB of Russia dd. 04.04.2002 №421/р "On recommendation to Corporate Governance Code's application". As components of this program will be:

1. liabilities on submitting to the stock exchange of supplementary information on the Company's activity;

2. liabilities on submitting to the stock exchange of a list of affiliated persons and its regularly renewal;

3. availability in the board of directors at least one person met the following requirements:

- not being at the moment of appointment and within 1 year preceding a meeting officials of employees of the Company;

- not being an official worker of other subsidiary company where any of official workers of the Company is a member of committee of the Board of Directors on stuff and rewards;

- not being conjoint , parents, children, brothers and sisters of official workers (manager) of the Company (manager of the managing institution of the Company).;

- not being affiliated person of the Company, except the member of the Board of Directors;

- not being a party under liabilities with the Company, in accordance with the terms of which he may purchase a property (receive monetary funds) which cost is 10 or more percents of the aggregate annual income, except rewards for his participation in the Board of Director's activity.

- not being a representative of the State, i.e. a person being a representative of Russian Federation or Russian Federation's subjects in the Board of Directors of the companies in whose relation a decision on using of a special right (" golden stock") was accepted, and the person elected in the board of directors from the candidates nominated by the Russian Federation, and also by a subject of Russian Federation or municipal institution, if such a member of the Board of Directors must vote according to the written orders (directions etc) issued by the Russian Federation's subject or municipal institution accordingly.

4. Forming in the Board of Directors of the committee whose exclusive functions are candidates evaluation to the post of the Company's auditor, evaluation of the auditor's report, also appraisal of efficiency of the Company's' internal control procedures and offer preparation on its improvement (auditing committee) headed by an independent director.

Auditing committee shall to consist only on members of the Board of Directors not being a single executive body and (or) members of collegial executive body of the Company. Evaluation of the auditor's report of the issuer prepared by the committee on auditing must be submitted as information to annual general meeting of the Company's shareholders.

5. Inclusion in the internal documents of the company of liabilities proper to the members of the Board of Directors, members of collegial executive body, also person acting as a Sole executive body of the Company, including managing institution and its officials; also to disclose information on the Company's shareholding, also on the Company's securities selling and (or) purchasing.

6. Approval by the Board of Directors of the Company of a document on using of information on the Company's activity, on the Company's securities and any bargains with the Company's securities, which is not public and whose disclosure may affect essentially to the market value of the Company's securities.

7. Approval by the Board of Directors of the Company of a document defined an internal control procedure on financial and economic activity of the Company, which observance is under supervision of a single structural department of the Company informing on revealed disorders to the committee on auditing.

8. The Charter of the Company shall to provide that the announcement on holding of general meeting of shareholders shall to be within 30 days before its spending, if otherwise is not stipulated by the legislation in force.

9. Lack in the Charter of exemption of purchaser from liability to offer to shareholders to sell ordinary stocks of the Company owned by them (securities convertible to ordinary stocks) under acquisition of 30 and more percents of ordinary stocks of the Company.

14.3. Emissive policy of the Company

In the year 2006 the Company does not plan securities placement and issue.

PARAGRAPH 15 . REFERENCE INFORMATION FOR SHAREHOLDERS

Adresse, telephone, contacts, bank essentials, Company Internet site, brief information on the company's auditor, registrator and evaluator (s).

The Company registered office: #30, Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russian Federation

Telephone and e-mail:

Reception-room of General Director: (384-2)29-33-59
E-mail: info@kuzbassenergo.ru

Reception-room of the 1st DGD on common questions and DGD on production - of technical director: (384-2)29-31-86
E-mail: pomgd@kuzbe.elektra.ru

Reception-room of DGD on finance and economics: (384-2)29-32-16
E-mail: lepilovass@kuzbe.elektra.ru

Reception-room of DGD on production assurance: (384-2)29-31-24
E-mail: finplan@kuzbe.elektra.ru

Reception-room of DGD on corporate governance: (384-2)29-30-45
E-mail: kriushovamd@kuzbe.elektra.ru

Inquiry service: (384-2)29-32-99

Public relations department: (384-2)36-85-33
E-mail: plushchev@kuzbe.elektra.ru

Fax: (384-2)29-37-77.
Web-site: http://www. kuzbassenergo.ru

Essentials of the JSC "Kuzbassenergo" :

Tax payer code (INN) 4200000333/ KPP 997450001
Set./ac. 40702810826020102640
Siberian bank of Saving Bank of RF in Novosibirsk
BIK 045004641
Corr./ac. 30101810500000000641
OGRN 1024200678260
OKPO 00105638

In the year 2005 audit of financial reporting was carried out by the Company's auditor , i.e. the Closed Joint Stock Company "BDO Uikon". ZAO "Unikon" was registered by the Inspection of the Tax Ministry of RF #26 over the South administrative district of Moscow.
Certificate on recording in the Sole State Register of Legal entities dd. 17.09.2002 series 77 #006871546, main state registration number 1037739271701.
Postal address : #125, Varshavskoye shossey, Moscow, 117545
Tel.: (095) 797-56-65, 319-72-90, 319-56-90.
Fax: (095) 319-59-09, 797-56-60.
E-mail: reception@bdo.ru
License dd. 25.06.2002 № E 000547 on auditing activity issued by the Financial Ministry of RF .
Expire date: 24.06.2007

In accordance with recommendation of the Board of Directors the annual general meeting of shareholders took place 27.06.2005 had approved as auditor of the Company for the year 2005 ZAO "PricewaterhouseCoopersAudit" (license № E 000376 issued 20.05.2002).

ZAO "PricewaterhousecCoopersAudit" is a Russian branch of International institution ZAO PricewaterhouseCoopers who is one of the leaders of the world auditing and consulting service market acting through the network of national representative offices.
Location: #55, stroieniye 5 , Kosmodaminskaya naberezhnaya, 115054, Moscow
Tel.: (095) 967-6000.
fax: (095) 967-6001.
E-mail: hrdgph@pwcglobal.com
Web: http://www.pwcglobal.com

In the year 2005 securities owners register keeping was carried out by Joint Stock Company "Central Moscow Depository".
Registered office:#34, stoienye 8, Bolshaya Pochtovaya str., Moscow, 105082
tel: (095) 264-44-23.
fax: (095) 265-43-36.
E-mail: mcdepo@dol.ru
Web: http://www.mcd.ru
License dd. 13.09. 2002 № 10-000-1-00255 on register keeping issued by Federal Committee on securities market of RF.
Expire date: unlimited.

In the year 2005 the Closed Joint Stock Company "ENPI Consult", ZAO "ENPI Consult" rendered services on definition of overall replacement value of a part of industrial assets being at the balance of the Company as for a date of 01.012005;, also consulting services concerned the items on revaluation of the fixed assets of the company according to the Provisions on bookkeeping "Accounting of the fixed assets" (PBU №6/01).
Location: **#14, Dukhovsky pereulok, Moscow, 115191**
tel./fax: (495) 952-10-41/ (495)954-44-08.
E-mail: npg@npg.ru

License No.:000031
Date of issue: 06.08.2001
expire date: the 6th of August , 2007
Issuing body: Ministry of Privity of Russian Federation
To define a market value of one ordinary stock of the Company subject to redemption in accordance with requirements of art. 75 of the Federal Law " On Joint Stock Companies" the Limited liability company "Institute of real estate and financial activity evaluation", Ltd. "Institute of real estate and financial activity evaluation" (Tomsk).

Location: №51-a, Kirov prospect, Tomsk, Tomsk region, Russia.
telephone/fax: (382-2)52-11-49/(382-2)52-25-61
E-mail: instoc@mail.tomsknet.ru

License No.: 000857
Date of issue: 10.09.2001
Expire date: 10.09.2007.
Issuing body: Department on economic and evaluator's activity regulating of the Ministry on Privity of RF" .

Brief information on the Company's valuators.

1. Full firm name and abbreviation: Closed Joint Stock Company "ENPI Consult", ZAO "ENPI Consult".

Location: **#14, Dukhovsky pereulok, Moscow, 115191.**
Telephone/fax: **(095) 952-1041/(095) 954-4408.**
E-mail: **npg@npg.ru**

Information on the licenses of the valuator:

License No: 000031
Date of issue: 06.08.2001
Expire date: 6th of August, 2007
Issuing body: Ministry of Privity of Russian Federation

2. Full firm name and abbreviation: Limited Liability Company "Institute of real estate and financial activity evaluation", Ltd. "Institute of real estate and financial activity evaluation".

Location: №51-a, Kirov prospect, Tomsk, Tomsk region, Russia.
telephone/fax: (382-2)52-11-49/(382-2)52-25-61.
E-mail: instoc@mail.tomsknet.ru

Information on the licenses of the valuator:

License No.: 000857
Date of issue: 10.09.2001
Expire date: 10th of August , 2007
Issuing body: Department on economic and evaluator's activity regulating of the Ministry on Privity of RF" .

3. Full firm name and abbreviation : Closed Joint Stock Company "Central Financial-appraisal Company", CJSC "Central Financial-appraisal Company".

Location: 22/2 office 20, B. Nikitskaya str., Moscow, 125009
telephone/fax:: (495) 937-53-85/(495) 290-41-11
E-mail: ocenka@cfok.ru

Information on the licenses of the valuator:

License No.: 002336
Date of issue: 14.11.2001
Expire date: 14.11.2007
Issuing body: Ministry on Privity of RF .